SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



02041998

FORM 11-K



SEC MAIL
2002
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



RECD S.E.C.
JUN 2 8 2002
108

(Mark One)

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

Chairman

OR

______ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE TRANSACTION PERIOD FROM ____________ TO ____________.

Commission file number: 1 - 16759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The UnitedTrust Bank Profit Sharing and 401(k) Plan
c/o 401(k) Administrative Committee
UnitedTrust Bank and PFPC, Inc.
1111 East Main Street – 5th Floor
Richmond, VA 23219

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United National Bancorp
1130 Route 22 East
P. O. Box 6000
Bridgewater, New Jersey 08807

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2001

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning , and ending ,

A This return/report is for:
(1) [ ] a multiemployer plan;
(2) [X] a single-employer plan (other than a multiple-employer plan);
(3) [ ] a multiple-employer plan; or
(4) [ ] a DFE (specify) ________

B This return/report is:
(1) [ ] the first return/report filed for the plan;
(2) [ ] an amended return/report;
(3) [ ] the final return/report filed for the plan;
(4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ [ ]

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
UNITEDTRUST BANK
PROFIT SHARING AND 401(K) PLAN

1b Three-digit plan number (PN) ▶ 002

1c Effective date of plan (mo., day, yr.)
01/01/1987

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
UNITEDTRUST BANK

SAME
1130 ROUTE 22 EAST
P.O. BOX 6000

BRIDGEWATER NJ 08807-0010

2b Employer Identification Number (EIN)
22-1622175

2c Sponsor's telephone number
908-429-2200

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

[signature] 6/26/02 Charles E. Nunn, Jr.
Signature of plan administrator — Date — Typed or printed name of individual signing as plan administrator

[signature] 6/26/02 Thomas C. Gregor
Signature of employer/plan sponsor/DFE — Date — Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	738
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	616
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	58
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	674
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	674
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	476
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	8

8 Benefits provided under the plan (complete **8a** through **8c**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)

- **(1)** [ ] Insurance
- **(2)** [ ] Code section 412(i) insurance contracts
- **(3)** [X] Trust
- **(4)** [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

- **(1)** [ ] Insurance
- **(2)** [ ] Code section 412(i) insurance contracts
- **(3)** [X] Trust
- **(4)** [ ] General assets of the sponsor





Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)
  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [X] **H** (Financial Information)
- **(2)** [ ] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ____ **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)

c Fringe Benefit Schedule

- [ ] **F** (Fringe Benefit Plan Annual Information)





SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection

For calendar plan year 2001 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D **Employer Identification Number** 22-1622175

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EMPLOYEE BENEFIT BOND FUND

(b) Name of sponsor of entity listed in **(a)** UNITEDTRUST BANK

(c) EIN-PN 22-6405260-005 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 969000

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________

(b) Name of sponsor of entity listed in **(a)** ____________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________

(b) Name of sponsor of entity listed in **(a)** ____________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________

(b) Name of sponsor of entity listed in **(a)** ____________

(c) EIN-PN ____________ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______



Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN



SCHEDULE H (Form 5500)	Financial Information	Official Use Only
Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ **File as an attachment to Form 5500.**	OMB No. 1210-0110 **2001** **This Form is Open to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	**D** Employer Identification Number 22-1622175

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	512	266820
(2) Participant contributions	b(2)		
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	954773	896456
(2) U.S. Government securities	c(2)	25336	
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)	607630	617914
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)	6,510,773	4,645,837
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)		
(9) Value of interest in common/collective trusts	c(9)	671427	969000
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	322922	360496
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		





Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	2,704,561	3,860,760
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	11,797,934	11,617,283
Liabilities			
g Benefit claims payable	g	25601	
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	25601	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	11,772,333	11,617,283

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. DFEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	595661	
(B) Participants	a(1)(B)	1,005,069	
(C) Others (including rollovers)	a(1)(C)	125193	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		1,725,923
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)	1969	
(C) Corporate debt instruments:	(1)(C)	42080	
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		44049
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	209295	
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		209295
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	4,645,295	
(B) Aggregate carrying amount (see instructions)	b(4)(B)	5,785,786	
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		-1,140,491





Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	-538982	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		-538982
(6) Net investment gain (loss) from common/collective trusts	b(6)		48642
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		18950
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		367386
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	522170	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		522170
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)	266	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		266
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		522436
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		-155050
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b **Not attached** because: (1) [ ] the Form 5500 is filed for a CCT, PSA or MTIA.

(2) [ ] the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) [ ]

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

MAX BUSSEL & COMPANY 22-1468945



Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (see instructions)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		7,000,000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j	X		
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)





SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

UNITEDTRUST BANK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1130 ROUTE 22 EAST

c City or town, state, and ZIP code

BRIDGEWATER NJ 08807-0010

2a Name of trust

UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

b Trust's employer identification number 22-1622175

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 22-1622175

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ▶ Date ▶



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	**D** Employer Identification Number 22-1622175

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . 1 $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 22-1622175 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year 3

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☒ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . 6a $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . 6b $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . 6c $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 *If this is a defined benefit pension plan, were any amendments adopted during this plan year that* increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	**D** Employer Identification Number 22-1622175

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number
UNITEDTRUST BANK	22-1622175

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).





Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2001

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1)	Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	738
(2)	Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	75
(3)	Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	663
(4)	Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	22
(5)	Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	662
(6)	Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	22

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ 401(M) **d** 99.8 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(K)	100.0	
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test





SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2001

This Form is NOT Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D Employer Identification Number
22-1622175

1a [X] Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b [ ] Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶

Phone number of plan administrator ▶ 908-429-2200 Date ▶



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	147683091	KIM		EICK	A	A	
A	144440138	JEROME	F	HOLUB	A	A	
A	138387899	LOUIS		IORIO	A	A	
A	264833406	ANTHONY		NOVO	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	26.29260	S	10182.86		
	283.71750	S	4506.14		
			303.91		
	2921.51930	S	155405.46		





Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	147346043	JUDITH		OMELIA	A	A	
A	158401684	WILLIAM	R	PASSERA	A	A	
A	157304982	ANDREA	M	VANHORN	A	A	
A	156384142	MARCELLA	J	VIANO	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	91.41690	S	12706.32		
	914.95780	S	81114.76		
	392.12360	S	86623.08		
	1066.89020	S	65669.16		





Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	**D** Employer Identification Number 22-1622175

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number
UNITEDTRUST BANK	22-1622175

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), *including leased employees and self-employed individuals.*

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).





Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2001

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	738
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	75
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	663
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	22
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	662
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	22

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ 401(M) **d** 99.8 %

e *Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).*

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(K)	100.0	
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test





SUMMARY ANNUAL REPORT

FOR UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

This is a summary of the annual report for the UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN, EIN 22-1622175, Plan No. 002, for the period January 1, 2001 through December 31, 2001. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $522,436. These expenses included $266 in administrative expenses and $522,170 in benefits paid to participants and beneficiaries. A total of 674 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $11,617,283 as of December 31, 2001, compared to $11,772,333 as of January 1, 2001. During the plan year the plan experienced a decrease in its net assets of $155,050. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $367,386 including employer contributions of $595,661, employee contributions of $1,005,069, realized losses of $1,140,491 from the sale of assets, and earnings from investments of $(218,046).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. an accountant's report;
2. financial information;
3. assets held for investment; and
4. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call UNITEDTRUST BANK, 1130 ROUTE 22 EAST P.O. BOX 6000, BRIDGEWATER, NJ 08807-0010, (908) 429-2200.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (UNITEDTRUST BANK, 1130 ROUTE 22 EAST P.O. BOX 6000, BRIDGEWATER, NJ 08807-0010) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

UNITED TRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DECEMBER 31, 2001
ACCOUNT 62-0093-00

UNITED TRUST BANK HEREBY CERTIFIES THAT
THE FOREGOING STATEMENT FURNISHED
PURSUANT TO 29 C.F.R. SECTION 2520.103.5 (C) IS
COMPLETE AND ACCURATE



SIGNATURE DATE

JIM DUFFY
EMPLOYEE BENEFIT DEPT

THIS IS YOUR COMBINED REPORT OF INVESTMENTS AND TRANSACTIONS FOR THE PERIOD.

THE FOLLOWING ARE INCLUDED IN THE REPORT:

SUMMARY OF ACCOUNT ACTIVITY -
A SUMMARY OF THE TRANSACTIONS FOR THE PERIOD

ASSET STATEMENT -
A LISTING OF THE COST AND MARKET VALUE OF THE ASSETS HELD IN THE ACCOUNT. COST BASIS REFERS TO THE ORIGINAL COST OR OTHER COST BASIS APPLICABLE FOR COMPUTING CAPITAL GAINS AND LOSSES. MARKET VALUE IS THE CURRENT VALUE OF EACH ASSET. FOR MOST STOCKS AND BONDS, MARKET VALUES ARE THE CLOSING PRICES ON THE LAST TRADING DAY OF THE PERIOD. OTHER ASSETS ARE STATED AT APPRAISED OR ESTIMATED VALUE.

BALANCE SHEET

PERCENT OF ISSUE

ACQUISITIONS/DISPOSITIONS

MARKET TO MARKET

TRANSACTION STATEMENT -
A COMPLETE LISTING OF TRANSACTIONS FOR THE PERIOD.

IF YOU HAVE ANY QUESTIONS, PLEASE CALL YOUR ACCOUNT ADMINISTRATOR OR YOUR INVESTMENT OFFICER. AT 1-800-862-1131 OR THE PHONE NUMBER LISTED BELOW.

JAMES F. DUFFY, CRSP
908-429-2310

BULLETIN

****
*MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY *
*INSTITUTION. SHARES ARE NOT INSURED BY FDIC, FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY *
*AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED. *
****

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT
ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT FOR UNB 401K
ACCOUNTS 62-0093-00 - 62-0093-06

ASSET STATEMENT AS OF DECEMBER 31, 2001

UNITS/ DESCRIPTION	BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
-- CASH EQUIVALENTS --		
-- MASTER NOTES & MONEY MKT FUNDS --		
896,455.910	896,455.91	896,455.91
PRIME OBLIGATIONS FUND	100.0000	
FEDERATED - FD 10		
-- FIXED INCOME --		
-- BONDS --		
-- CORPORATE --		
50,000	49,500.00	51,845.00
CORESTATES CAPITAL CORP	99.0000	103.6900
DTD 10/19/93 5.875% DUE 10/15/2003		
100,000	101,641.00	104,707.00
MERCANTILE BANK ST LOUIS NA	101.6410	104.7070
DTD 01/25/94 6.375% DUE 01/15/2004		
200,000	194,000.00	205,076.00
US CELLULAR CORP	97.0000	102.5380
DTD 08/21/97 7.25% DUE 08/15/07		
CALLABLE ON 08/15/04 @ PAR		
50,000	49,916.50	54,769.00
CONSOLIDATED EDISON OF NEW YORK	99.8330	109.5380
DTD 05/03/00 8.125% DUE 05/01/2010		
100,000	99,500.00	101,783.00
ORANGE & ROCKLAND UTILITIES	99.5000	101.7830
DTD 06/16/00 7.50% DUE 06/15/10		
50,000	49,755.00	50,205.00
GENERAL MOTORS ACCEPTANCE CORP	99.5100	100.4100
DTD 03/02/01 7.25% DUE 03/02/2011		
50,000	50,000.00	49,528.50
BRISTOL MYERS SQUIBB	100.0000	99.0570
DTD 09/28/01 5.75% DUE 10/01/2011		
CALL @ MAKE WHOLE +20BP		
TOTAL CORPORATE	594,312.50	617,913.50
-- COMMON TRUST FUNDS --		
9,889	944,573.78	968,999.96
EMPLOYEE BENEFIT BOND FUND	95.51762	97.98765
TOTAL BONDS	1,538,886.28	1,586,913.46

T-160 (4/01)

UNITED TRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITS/ DESCRIPTION	BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
-- COMMON STOCK --		
-- BASIC MATERIALS --		
1,000 ALCOA INC	37,950.00 37.950	35,550.00 35.550
500 INTERNATIONAL PAPER CO	20,030.00 40.060	20,175.00 40.350
TOTAL BASIC MATERIALS	57,980.00	55,725.00
-- CAPITAL GOODS --		
7,000 GENERAL ELEC CO	99,638.97 14.234	280,560.00 40.080
6,000 TYCO INTERNATIONAL LTD	212,513.91 35.418	353,400.00 58.900
1,000 UNITED TECHNOLOGIES CORP	66,180.00 66.180	64,630.00 64.630
TOTAL CAPITAL GOODS	378,332.88	698,590.00
-- COMMUNICATION SERVICES --		
300 SPRINT CORP PCS COM SER 1	7,440.00 24.800	7,323.00 24.410
-- CONSUMER STAPLES --		
2,100 AOL TIME WARNER INC COM	96,750.00 46.071	67,410.00 32.100
1,300 CARDINAL HEALTH INC	93,712.00 72.086	84,058.00 64.660
800 PEPSICO INC	38,046.00 47.557	38,952.00 48.690
800 PHILIP MORRIS COMPANIES	39,497.00 49.371	36,680.00 45.850
TOTAL CONSUMER STAPLES	268,005.00	227,100.00
-- CONSUMER CYCLICALS --		
-- CONSUMER DURABLES --		
400 MASCO CORP.	10,492.00 26.230	9,800.00 24.500

UNITS/ DESCRIPTION		BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
-- RETAIL --			
4,200 HOME DEPOT INC		65,895.83 15.689	214,242.00 51.010
800 KOHLS CORPORATION		45,401.00 56.751	56,352.00 70.440
5,300 TARGET CORP		122,765.55 23.163	217,565.00 41.050
	TOTAL RETAIL	234,062.38	488,159.00
-- MEDIA/ENTERTAINMENT --			
2,400 CENDANT CORPORATION		39,732.00 16.555	47,064.00 19.610
	TOTAL CONSUMER CYCLICALS	284,286.38	545,023.00
-- ENERGY --			
2,500 CHEVRON TEXACO CORP COMM		214,918.12 85.967	224,025.00 89.610
-- FINANCIALS --			
-- BANKS --			
200 BANK OF AMERICA CORPORATION		12,585.00 62.925	12,590.00 62.950
2,000 FREDDIE MAC		131,224.00 65.612	130,800.00 65.400
160,798 UNITED NATIONAL BANCORP		2,705,487.15 16.825	3,860,759.98 24.010
	TOTAL BANKS	2,849,296.15	4,004,149.98
-- DIVERSIFIED FINANCIAL --			
3,750 AMERICAN INTL GROUP INC		263,726.44 70.327	297,750.00 79.400
6,710 CITIGROUP INC		267,550.81 39.873	338,720.80 50.480
1,100 HOUSEHOLD INTNL INC		64,584.00 58.712	63,734.00 57.940
3,500 MBNA CORP		75,595.45 21.598	123,200.00 35.200

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITS/ DESCRIPTION	BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
TOTAL DIVERSIFIED FINANCIAL	671,456.70	823,404.80
TOTAL FINANCIALS	3,520,752.85	4,827,554.78
-- HEALTHCARE --		
4,800 JOHNSON & JOHNSON	263,106.20 54.813	283,680.00 59.100
3,100 MERCK & CO INC	188,818.10 60.909	182,280.00 58.800
6,000 PFIZER INC	259,040.63 43.173	239,100.00 39.850
3,500 TENET HEALTHCARE CORP	182,408.03 52.116	205,520.00 58.720
2,000 UNITED HEALTH GROUP INC COM	127,261.00 63.630	141,540.00 70.770
TOTAL HEALTHCARE	1,020,633.96	1,052,120.00
-- TECHNOLOGY --		
8,000 CISCO SYSTEMS	99,778.16 12.472	144,880.00 18.110
7,000 EMC CORP	112,329.51 16.047	94,080.00 13.440
300 ELECTRONIC DATA SYSTEMS CORP NEW	18,645.00 62.150	20,565.00 68.550
1,400 IBM	153,244.00 109.460	169,344.00 120.960
1,400 JUNIPER NETWORKS INCORPORATED	79,029.85 56.449	26,530.00 18.950
1,400 MICROSOFT CORP	75,658.54 54.041	92,750.00 66.250
9,400 NETWORK APPLIANCE INC	174,217.01 18.533	205,578.00 21.870
1,000 SUN MICROSYSTEM INC	61,437.50 61.437	12,300.00 12.300
2,300 VERITAS SOFTWARE CORPORATION	252,106.33 109.611	103,109.00 44.830
TOTAL TECHNOLOGY	1,026,445.90	869,136.00



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITS/ DESCRIPTION	BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
-- EQUITY MUTUAL FUNDS --		
10,996.912 GOLDMAN SACHS INTL EQTY INST FD 867	252,000.00 22.915	169,022.54 15.370
4,367.563 JANUS WORLDWIDE FUND #41	205,464.57 47.043	191,473.96 43.840
TOTAL-EQUITY MUTUAL FUNDS	457,464.57	360,496.50
TOTAL COMMON STOCK	7,236,259.66	8,867,093.28
-- MISCELLANEOUS ASSETS --		
1 ORIGINAL ACCOUNT DOCUMENT		
TOTAL ASSETS	9,671,601.85	11,350,462.65
CASH		
GRAND TOTAL ASSETS	9,671,601.85	11,350,462.65



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

RELATED ACCOUNT SUMMARY

ACCOUNT	SHORT TITLE	UNITS	COST BASIS/ % OF ACCOUNT	MARKET VALUE/ % OF ACCOUNT
62-0093-00	TUA/IM UNTD NAT'L BANK P/S & 401(K)	639,315.740	1,829,740.71 18.92 %	2,015,251.64 17.75 %
62-0093-02	TUA/IM UNB P/S & 401(K) EQUITY FUND	331,830.720	3,123,892.69 32.30 %	3,538,774.72 31.18 %
62-0093-03	TUA/IM UNB P/S & 401(K) FIXED FUND	43,293.190	977,977.97 10.11 %	1,002,404.15 8.83 %
62-0093-04	TUA/IM UNB P/S & 401(K) MONEY MKT FD	500,211.410	500,211.41 5.17 %	500,211.41 4.41 %
62-0093-05	TUA/IM UNB P/S & 401(K) UNB STOCK FD	207,480.080	2,732,041.73 28.25 %	3,883,051.46 34.21 %
62-0093-06	TUA/IM UNB P/S & 401(K) GLOBAL ASSET	65,637.245	507,737.34 5.25 %	410,769.27 3.62 %
	TOTAL CONSOLIDATED ASSETS	1,787,768.385	9,671,601.85 100.00 %	11,350,462.65 100.00 %

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT FOR UNB 401K
ACCOUNTS 62-0093-00 - 62-0093-06

	BEGINNING MARKET VALUE	ENDING MARKET VALUE
-- CASH EQUIVALENTS --		
MASTER NOTES & MONEY MKT FUNDS	954,773.33	896,455.91
TOTAL CASH EQUIVALENTS	**954,773.33**	**896,455.91**
-- FIXED INCOME --		
BONDS	1,304,392.96	1,586,913.46
TOTAL FIXED INCOME	**1,304,392.96**	**1,586,913.46**
-- COMMON STOCK --		
BASIC MATERIALS	.00	55,725.00
CAPITAL GOODS	685,509.00	698,590.00
COMMUNICATION SERVICES	457,722.00	7,323.00
CONSUMER STAPLES	.00	227,100.00
CONSUMER CYCLICALS	344,002.00	545,023.00
ENERGY	86,938.00	224,025.00
FINANCIALS	3,820,171.03	4,827,554.78
HEALTHCARE	1,137,812.50	1,052,120.00
TECHNOLOGY	2,162,417.20	869,136.00
UTILITIES	520,762.50	.00
EQUITY MUTUAL FUNDS	322,922.39	360,496.50
TOTAL COMMON STOCK	**9,538,256.62**	**8,867,093.28**
TOTAL ASSETS	**11,797,422.91**	**11,350,462.65**
CASH	.00	.00
GRAND TOTAL ASSETS	**11,797,422.91**	**11,350,462.65**



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT FOR UNB 401K
ACCOUNTS 62-0093-00 - 62-0093-06

SUMMARY OF ACCOUNT ACTIVITY

BEGINNING MARKET VALUE PLUS ACCRUED INCOME		11,797,422.91 **
-- RECEIPTS --		
CONTRIBUTIONS		
COMPANY CONTRIBUTIONS		329,353.14
EMPLOYEE CONTRIBUTIONS		1,005,068.63
ROLLOVER CONTRIBUTIONS - CASH		95,074.56
DEPOSITS		
CASH DEPOSITS		455,955.97
INVESTMENT INCOME		
NET INTEREST INCOME		44,049.30
NET DIVIDEND INCOME		163,675.13
FUND INCOME		45,620.04
COMMON FUND INCOME DISTRIBUTION		50,381.92
GAIN/LOSS ALLOCATION		1,739.88-
GAIN DISTRIBUTIONS		18,950.40
-- TOTAL RECEIPTS --		2,206,389.21
-- DISBURSEMENTS --		
DISTRIBUTIONS AND WITHDRAWALS		
PAYMENTS TO PARTICIPANTS		27,922.59-
LUMP SUM DISTRIBUTIONS		488,912.90-
WITHDRAWALS		21,950.46-
TRANSFERS		425,837.71-
FEES AND EXPENSES		
FEES AND COMMISSIONS		5.00-
TAXES AND OTHER EXPENSES		9,247.79-
-- TOTAL DISBURSEMENTS --		973,876.45-
-- INVESTMENT CHANGES --		
SALES AND CAPITAL CHANGES	.00	
CHANGE IN MARKET VALUE	1,679,473.02-	
-- TOTAL INVESTMENT CHANGES --		1,679,473.02-
ENDING MARKET VALUE PLUS ACCRUED INCOME		11,350,462.65 **

UNITED TRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SUMMARY OF ACCOUNT ACTIVITY (CONTINUED)

SUPPLEMENTARY INFORMATION	*BEGINNING OF PERIOD*	*END OF PERIOD*
MARKET VALUE	11,797,422.91	11,350,462.65
UNREALIZED GAIN/LOSS ON MARKET VALUE		538,981.97-
REALIZED GAIN/LOSS ON MARKET VALUE		1,121,540.65-



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS	COST OF ACQUISITION	COST BASIS
EMPLOYEE BENEFIT BOND FUND		
PURCHASED 04/30/01 370 UNITS	35,949.34-	35,949.34
PURCHASED 07/31/01 1,268 UNITS	124,999.34-	124,999.34
PURCHASED 09/30/01 703 UNITS	69,929.56-	69,929.56
PURCHASED 10/31/01 99 UNITS	9,912.06-	9,912.06
PURCHASED 11/30/01 201 UNITS	19,909.02-	19,909.02
PURCHASED 11/30/01 252 UNITS	24,960.56-	24,960.56
AOL TIME WARNER INC COM		
PURCHASED 05/24/01 1,000 SHS @ 54.50	54,550.00-	54,550.00
PURCHASED 08/27/01 300 SHS @ 41.50	12,480.00-	12,480.00
PURCHASED 11/14/01 300 SHS @ 38.45	11,565.00-	11,565.00
PURCHASED 11/28/01 500 SHS @ 36.25	18,155.00-	18,155.00
ALCOA INC		
PURCHASED 11/21/01 1,000 SHS @ 37.89	37,950.00-	37,950.00
BANK OF AMERICA CORPORATION		
PURCHASED 12/19/01 200 SHS @ 62.85	12,585.00-	12,585.00
BRISTOL MYERS SQUIBB DTD 09/28/01 5.75% DUE 10/01/2011 CALL @ MAKE WHOLE +20BP		
PURCHASED 12/11/01 50,000 P V @ 100.00	50,000.00-	50,000.00
CARDINAL HEALTH INC		
PURCHASED 08/27/01 300 SHS @ 75.89	22,797.00-	22,797.00
PURCHASED 09/07/01 500 SHS @ 72.10	36,080.00-	36,080.00
PURCHASED 11/21/01 500 SHS @ 69.61	34,835.00-	34,835.00
CENDANT CORPORATION		
PURCHASED 08/27/01 400 SHS @ 20.43	8,202.00-	8,202.00
PURCHASED 09/07/01 1,000 SHS @ 17.86	17,920.00-	17,920.00
PURCHASED 10/25/01 1,000 SHS @ 13.55	13,610.00-	13,610.00
CHEVRON TEXACO CORP COMM		
PURCHASED 10/25/01 1,115 SHS @ 85.35	95,232.15-	95,232.15
PURCHASED 10/25/01 500 SHS @ 85.35	42,705.00-	42,705.00

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	COST OF ACQUISITION	COST BASIS
PURCHASED 11/14/01 269 SHS @ 87.13	23,467.97-	23,467.97
CITIGROUP INC		
PURCHASED 12/19/01 277 SHS @ 48.95	13,575.77-	13,575.77
DYNEGY INC		
PURCHASED 05/24/01 600 SHS @ 53.7566	32,283.96-	32,283.96
PURCHASED 05/24/01 1,500 SHS @ 53.7566	80,709.90-	80,709.90
ELECTRONIC DATA SYSTEMS CORP NEW		
PURCHASED 08/27/01 300 SHS @ 62.05	18,645.00-	18,645.00
FREDDIE MAC		
PURCHASED 02/15/01 600 SHS @ 65.15	39,126.00-	39,126.00
PURCHASED 07/25/01 500 SHS @ 67.13	33,595.00-	33,595.00
PURCHASED 08/24/01 600 SHS @ 64.82	38,928.00-	38,928.00
PURCHASED 08/27/01 300 SHS @ 65.15	19,575.00-	19,575.00
GENERAL MOTORS ACCEPTANCE CORP DTD 03/02/01 7.25% DUE 03/02/2011		
PURCHASED 02/26/01 50,000 P V @ 99.51	49,755.00-	49,755.00
GOLDMAN SACHS INTL EQTY INST FD 867		
PURCHASED 04/26/01 2,759.382 SHS @ 18.12	50,000.00-	50,000.00
PURCHASED 09/28/01 825.878 SHS @ 14.53	12,000.00-	12,000.00
HOME DEPOT INC		
PURCHASED 08/27/01 200 SHS @ 49.44	9,918.00-	9,918.00
HOUSEHOLD INTNL INC		
PURCHASED 08/27/01 500 SHS @ 62.40	31,230.00-	31,230.00
PURCHASED 10/25/01 300 SHS @ 55.02	16,536.00-	16,536.00
PURCHASED 12/19/01 300 SHS @ 56.00	16,818.00-	16,818.00

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	COST OF ACQUISITION	COST BASIS
IBM		
PURCHASED 04/18/01 300 SHS @ 106.20	31,875.00-	31,875.00
PURCHASED 04/18/01 500 SHS @ 106.20	53,125.00-	53,125.00
PURCHASED 05/24/01 100 SHS @ 119.27	11,933.00-	11,933.00
PURCHASED 05/24/01 200 SHS @ 119.27	23,866.00-	23,866.00
PURCHASED 10/25/01 200 SHS @ 108.05	21,630.00-	21,630.00
PURCHASED 10/25/01 100 SHS @ 108.05	10,815.00-	10,815.00
INTERNATIONAL PAPER CO		
PURCHASED 11/28/01 500 SHS @ 40.00	20,030.00-	20,030.00
JANUS WORLDWIDE FUND #41		
PURCHASED 04/26/01 985.028 SHS @ 50.76	50,000.00-	50,000.00
PURCHASED 09/28/01 308.96 SHS @ 38.84	12,000.00-	12,000.00
JOHNSON & JOHNSON		
PURCHASED 08/10/01 2,000 SHS @ 54.9721	110,044.20-	110,044.20
PURCHASED 08/24/01 1,500 SHS @ 54.67	82,095.00-	82,095.00
PURCHASED 08/27/01 1,300 SHS @ 54.53	70,967.00-	70,967.00
JUNIPER NETWORKS INCORPORATED		
PURCHASED 04/18/01 400 SHS @ 57.654	23,061.60-	23,061.60
PURCHASED 04/18/01 500 SHS @ 57.654	28,827.00-	28,827.00
PURCHASED 05/24/01 500 SHS @ 54.2825	27,141.25-	27,141.25
KOHLS CORPORATION		
PURCHASED 08/27/01 300 SHS @ 56.97	17,121.00-	17,121.00
PURCHASED 10/25/01 500 SHS @ 56.50	28,280.00-	28,280.00
KROGER CO		
PURCHASED 08/27/01 300 SHS @ 26.75	8,055.00-	8,055.00
MBNA CORP		
PURCHASED 10/25/01 200 SHS @ 29.10	5,850.00-	5,850.00

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	COST OF ACQUISITION	COST BASIS
MASCO CORP.		
PURCHASED 08/27/01 400 SHS @ 26.155	10,492.00-	10,492.00
MICROSOFT CORP		
PURCHASED 05/24/01 100 SHS @ 71.3325	7,133.25-	7,133.25
PURCHASED 05/24/01 500 SHS @ 71.3325	35,666.25-	35,666.25
PURCHASED 10/25/01 200 SHS @ 60.6825	12,136.50-	12,136.50
PURCHASED 10/25/01 100 SHS @ 60.6825	6,068.25-	6,068.25
ORACLE SYSTEMS CORP.		
PURCHASED 02/15/01 1,000 SHS @ 26.1875	26,187.50-	26,187.50
PEPSICO INC		
PURCHASED 08/27/01 300 SHS @ 46.62	14,016.00-	14,016.00
PURCHASED 10/25/01 500 SHS @ 48.00	24,030.00-	24,030.00
PHILIP MORRIS COMPANIES		
PURCHASED 05/24/01 1,000 SHS @ 50.50	50,560.00-	50,560.00
PURCHASED 08/27/01 300 SHS @ 47.29	14,217.00-	14,217.00
SCHLUMBERGER LTD		
PURCHASED 05/24/01 500 SHS @ 63.84	31,950.00-	31,950.00
SPRINT CORP PCS COM SER 1		
PURCHASED 08/27/01 300 SHS @ 24.70	7,440.00-	7,440.00
TARGET CORP		
PURCHASED 08/27/01 300 SHS @ 36.00	10,830.00-	10,830.00
TENET HEALTHCARE CORP		
PURCHASED 02/15/01 700 SHS @ 45.4829	31,880.03-	31,880.03
PURCHASED 04/18/01 500 SHS @ 45.15	22,600.00-	22,600.00
PURCHASED 04/18/01 300 SHS @ 45.15	13,560.00-	13,560.00
PURCHASED 05/24/01 200 SHS @ 44.33	8,878.00-	8,878.00
PURCHASED 08/27/01 300 SHS @ 57.80	17,370.00-	17,370.00

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	COST OF ACQUISITION	COST BASIS
PURCHASED 09/07/01 500 SHS @ 58.00	29,030.00-	29,030.00
PURCHASED 09/28/01 500 SHS @ 59.36	29,710.00-	29,710.00
PURCHASED 10/25/01 500 SHS @ 58.70	29,380.00-	29,380.00
TEXACO INC		
PURCHASED 02/15/01 500 SHS @ 64.00	32,030.00-	32,030.00
PURCHASED 08/27/01 300 SHS @ 71.51	21,483.00-	21,483.00
UNITED NATIONAL BANCORP		
PURCHASED 01/05/01 5,000 SHS @ 19.00	95,000.00-	95,000.00
PURCHASED 05/15/01 7,800 SHS @ 20.13	157,014.00-	157,014.00
PURCHASED 07/31/01 1,000 SHS @ 24.25	24,250.00-	24,250.00
PURCHASED 10/03/01 3,000 SHS @ 23.50	70,500.00-	70,500.00
PURCHASED 10/25/01 1,000 SHS @ 24.00	24,000.00-	24,000.00
PURCHASED 11/27/01 3,000 SHS @ 23.38	70,140.00-	70,140.00
UNITED TECHNOLOGIES CORP		
PURCHASED 09/07/01 1,000 SHS @ 66.12	66,180.00-	66,180.00
UNITED HEALTH GROUP INC COM		
PURCHASED 02/15/01 700 SHS @ 57.00	39,942.00-	39,942.00
PURCHASED 08/27/01 500 SHS @ 68.30	34,180.00-	34,180.00
PURCHASED 09/28/01 300 SHS @ 66.13	19,869.00-	19,869.00
PURCHASED 10/25/01 500 SHS @ 66.48	33,270.00-	33,270.00
WELLS FARGO & COMPANY (NEW)		
PURCHASED 02/15/01 1,000 SHS @ 49.81	49,870.00-	49,870.00
NET CASH MANAGEMENT (326 TRANS)	2,853,429.32-	2,853,429.32
-- TOTAL ACQUISITIONS --	5,901,497.78-	5,901,497.78

UNITEDTRUST
Trust and Investment Services Division
1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
AES CORPORATION				
SOLD 09/26/01 500 SHS @ 13.25	6,594.78	29,716.45-	27,687.50-	21,092.72-
SOLD 09/28/01 700 SHS @ 13.04	9,085.69	38,475.27-	38,762.50-	29,676.81-
SOLD 10/25/01 1,000 SHS @ 12.95	12,889.56	54,987.65-	55,375.00-	42,485.44-
SOLD 11/06/01 1,000 SHS @ 13.45	13,389.55	54,964.68-	55,375.00-	41,985.45-
SOLD 11/14/01 500 SHS @ 14.75	7,344.75	29,716.45-	27,687.50-	20,342.75-
BROADCOM CORP				
SOLD 02/21/01 600 SHS @ 64.0212	38,411.44	39,075.00-	50,400.00-	11,988.56-
SOLD 02/21/01 1,500 SHS @ 64.0212	96,028.60	97,687.50-	126,000.00-	29,971.40-
CISCO SYSTEMS				
SOLD 05/24/01 1,800 SHS @ 22.3375	40,206.16	17,718.00-	68,850.00-	28,643.84-
SOLD 05/24/01 2,400 SHS @ 22.3375	53,608.21	42,595.59-	91,800.00-	38,191.79-
DYNEGY INC				
SOLD 11/06/01 1,500 SHS @ 34.90	52,258.25	80,709.90-	80,709.90-	28,451.65-
SOLD 11/21/01 600 SHS @ 40.00	23,963.20	32,283.96-	32,283.96-	8,320.76-
EMC CORP				
SOLD 05/24/01 500 SHS @ 37.85	18,899.37	7,405.92-	32,521.83-	13,622.46-
SOLD 09/07/01 1,300 SHS @ 13.74	17,783.40	22,065.55-	84,556.75-	66,773.35-
ENRON CORP				
SOLD 09/07/01 1,000 SHS @ 31.15	31,088.96	81,380.60-	83,125.00-	52,036.04-
SOLD 09/26/01 500 SHS @ 25.70	12,819.57	41,966.00-	41,562.50-	28,742.93-
SOLD 10/25/01 1,000 SHS @ 16.40	16,339.45	81,380.60-	83,125.00-	66,785.55-
SOLD 11/06/01 1,000 SHS @ 9.97	9,909.66	61,060.00-	83,125.00-	73,215.34-
SOLD 11/07/01 300 SHS @ 9.19	2,738.91	25,179.60-	24,937.50-	22,198.59-
EXXON MOBIL CORP				
SOLD 09/07/01 1,000 SHS @ 41.02	40,958.63	43,405.00-	43,469.00-	2,510.37-
SOLD 10/25/01 1,000 SHS @ 39.30	39,238.68	43,405.00-	43,469.00-	4,230.32-



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
J P MORGAN CHASE & CO COM				
SOLD 05/24/01 500 SHS @ 49.60	24,774.17	23,780.45-	22,718.50-	2,055.67
SOLD 05/24/01 1,500 SHS @ 49.60	74,322.52	69,005.39-	68,155.50-	6,167.02
SOLD 08/27/01 300 SHS @ 40.65	12,164.59	14,268.27-	13,631.10-	1,466.51-
SOLD 10/25/01 3,000 SHS @ 36.15	108,266.38	133,205.91-	136,311.00-	28,044.62-
SOLD 11/14/01 700 SHS @ 39.22	27,411.08	33,292.63-	31,805.90-	4,394.82-
KROGER CO				
SOLD 12/11/01 300 SHS @ 20.02	5,990.80	8,055.00-	8,055.00-	2,064.20-
MCDATA CORPORATION-A				
SOLD 02/22/01 .824 SHS @ 19.562484	16.12	7.42-	32.60-	16.48-
SOLD 02/22/01 .077 SHS @ 19.562484	1.51	.80-	3.05-	1.54-
SOLD 02/26/01 128 SHS @ 19.7344	2,525.92	1,153.32-	5,064.59-	2,538.67-
SOLD 02/26/01 195 SHS @ 19.7344	3,848.08	2,013.42-	7,715.58-	3,867.50-
MEDTRONIC, INC				
SOLD 07/10/01 1,500 SHS @ 46.90	70,257.65	35,209.87-	90,562.50-	20,304.85-
SOLD 08/24/01 2,000 SHS @ 46.59	93,056.89	46,946.50-	120,750.00-	27,693.11-
MERCK & CO INC				
SOLD 08/10/01 500 SHS @ 69.23	34,583.84	27,570.65-	46,812.50-	12,228.66-
NOKIA CORPORATION - SPON ADR				
SOLD 07/25/01 600 SHS @ 19.18	11,471.61	12,442.50-	26,100.00-	14,628.39-
SOLD 07/25/01 2,000 SHS @ 19.18	38,238.72	75,531.03-	87,000.00-	48,761.28-
SOLD 08/27/01 500 SHS @ 17.73	8,834.70	10,368.75-	21,750.00-	12,915.30-
SOLD 09/07/01 3,000 SHS @ 12.8013	38,222.61	94,691.37-	130,500.00-	92,277.39-
NORTEL NETWORKS CORPORATION				
SOLD 03/22/01 1,500 SHS @ 16.40	24,524.18	90,370.95-	48,093.00-	23,568.82-
SOLD 05/24/01 4,500 SHS @ 14.95	67,047.75	238,002.55-	144,279.00-	77,231.25-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
ORACLE SYSTEMS CORP.				
SOLD 09/07/01 1,000 SHS @ 10.8575	10,857.13	26,187.50-	26,187.50-	15,330.37-
PFIZER INC				
SOLD 07/25/01 1,000 SHS @ 39.91	39,848.66	45,499.82-	46,000.00-	6,151.34-
SOLD 11/21/01 1,000 SHS @ 43.62	43,558.54	43,674.55-	46,000.00-	2,441.46-
PHARMACIA CORP COM				
SOLD 07/25/01 1,000 SHS @ 41.804	41,742.60	55,759.07-	61,000.00-	19,257.40-
SOLD 08/10/01 1,700 SHS @ 44.8068	76,067.02	94,790.43-	103,700.00-	27,632.98-
PHILIP MORRIS COMPANIES				
SOLD 11/28/01 500 SHS @ 44.90	22,419.25	25,280.00-	24,914.23-	2,494.98-
PROVIDIAN FINL CORP COM				
SOLD 08/24/01 400 SHS @ 40.60	16,209.45	19,530.00-	23,000.00-	6,790.55-
SCHERING PLOUGH CORP				
SOLD 07/10/01 1,000 SHS @ 36.88	36,818.77	37,247.50-	56,750.00-	19,931.23-
SCHLUMBERGER LTD				
SOLD 07/06/01 500 SHS @ 54.60	27,269.09	31,950.00-	31,950.00-	4,680.91-
SOLECTRON CORP				
SOLD 03/22/01 500 SHS @ 19.02	9,484.68	17,308.63-	16,950.00-	7,465.32-
SUN MICROSYSTEM INC				
SOLD 02/21/01 1,000 SHS @ 19.625	19,624.34	61,437.50-	27,875.00-	8,250.66-
TEXAS INSTRS INC				
SOLD 02/21/01 500 SHS @ 34.23	17,084.43	31,717.50-	23,687.50-	6,603.07-
SOLD 02/28/01 600 SHS @ 30.40	18,209.39	26,099.25-	28,425.00-	10,215.61-
UNION PAC CORP NTS DTD 09/01/93 6.00% DUE 09/01/2003 CALLABLE 9/01/00 AT PAR				
CALLED 100,000 @ 1.00 PAY 8/1/01	100,000.00	99,635.00-	98,231.00-	1,769.00

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
US TREAS NTS DTD 08/15/91 7.875% DUE 08/15/2001 25,000 PV MATURED	25,000.00	24,889.25-	25,336.00-	336.00-
WELLS FARGO & COMPANY (NEW) SOLD 10/25/01 1,000 SHS @ 40.30	40,238.65	49,870.00-	49,870.00-	9,631.35-
NET CASH MANAGEMENT (128 TRANS)	2,911,746.74	2,911,746.74-	2,911,746.74-	
NET CAPITAL GAIN DIST (1 TRANS)				18,950.40
-- TOTAL DISPOSITIONS --	4,645,294.68	5,443,718.24-	5,785,785.73-	1,121,540.65-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITS / DESCRIPTION	COST BASIS	MARKET VALUE BASIS	MARKET VALUE	UNREALIZED G/L ON MARKET
-- CASH EQUIVALENTS --				
896,455.910 PRIME OBLIGATIONS FUND FEDERATED - FD 10	896,455.91	896,455.91	896,455.91	
-- FIXED INCOME --				
9,889 EMPLOYEE BENEFIT BOND FUND	944,573.78	955,347.46	968,999.96	13,652.50
50,000 CORESTATES CAPITAL CORP DTD 10/19/93 5.875% DUE 10/15/2003	49,500.00	48,936.00	51,845.00	2,909.00
100,000 MERCANTILE BANK ST LOUIS NA DTD 01/25/94 6.375% DUE 01/15/2004	101,641.00	99,533.00	104,707.00	5,174.00
200,000 US CELLULAR CORP DTD 08/21/97 7.25% DUE 08/15/07 CALLABLE ON 08/15/04 @ PAR	194,000.00	202,628.00	205,076.00	2,448.00
50,000 CONSOLIDATED EDISON OF NEW YORK DTD 05/03/00 8.125% DUE 05/01/2010	49,916.50	53,916.50	54,769.00	852.50
100,000 ORANGE & ROCKLAND UTILITIES DTD 06/16/00 7.50% DUE 06/15/10	99,500.00	104,385.00	101,783.00	2,602.00-
50,000 GENERAL MOTORS ACCEPTANCE CORP DTD 03/02/01 7.25% DUE 03/02/2011	49,755.00	49,755.00	50,205.00	450.00
50,000 BRISTOL MYERS SQUIBB DTD 09/28/01 5.75% DUE 10/01/2011 CALL @ MAKE WHOLE +20BP	50,000.00	50,000.00	49,528.50	471.50-
TOTAL FIXED INCOME	1,538,886.28	1,564,500.96	1,586,913.46	22,412.50
-- COMMON STOCK --				
2,100 AOL TIME WARNER INC COM	96,750.00	96,750.00	67,410.00	29,340.00-
1,000 ALCOA INC	37,950.00	37,950.00	35,550.00	2,400.00-
3,750 AMERICAN INTL GROUP INC	263,726.44	369,607.50	297,750.00	71,857.50-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT FOR UNB 401K
ACCOUNTS 62-0093-00 - 62-0093-06

MARKET TO MARKET STATEMENT FOR PERIOD
JANUARY 01, 2001 TO DECEMBER 31, 2001

UNITS DESCRIPTION	COST BASIS	MARKET VALUE BASIS	MARKET VALUE	UNREALIZED G/L ON MARKET
200 BANK OF AMERICA CORPORATION	12,585.00	12,585.00	12,590.00	5.00
1,300 CARDINAL HEALTH INC	93,712.00	93,712.00	84,058.00	9,654.00-
2,400 CENDANT CORPORATION	39,732.00	39,732.00	47,064.00	7,332.00
2,500 CHEVRON TEXACO CORP COMM	214,918.12	214,918.12	224,025.00	9,106.88
8,000 CISCO SYSTEMS	99,778.16	306,000.00	144,880.00	161,120.00-
6,710 CITIGROUP INC	267,550.81	342,064.05	338,720.80	3,343.25-
7,000 EMC CORP	112,329.51	455,305.60	94,080.00	361,225.60-
300 ELECTRONIC DATA SYSTEMS CORP NEW	18,645.00	18,645.00	20,565.00	1,920.00
2,000 FREDDIE MAC	131,224.00	131,224.00	130,800.00	424.00-
7,000 GENERAL ELEC CO	99,638.97	335,559.00	280,560.00	54,999.00-
10,996.912 GOLDMAN SACHS INTL EQTY INST FD 867	252,000.00	210,158.92	169,022.54	41,136.38-
4,200 HOME DEPOT INC	65,895.83	192,670.00	214,242.00	21,572.00
1,100 HOUSEHOLD INTNL INC	64,584.00	64,584.00	63,734.00	850.00-
1,400 IBM	153,244.00	153,244.00	169,344.00	16,100.00
500 INTERNATIONAL PAPER CO	20,030.00	20,030.00	20,175.00	145.00
4,367.563 JANUS WORLDWIDE FUND #41	205,464.57	236,763.47	191,473.96	45,289.51-
4,800 JOHNSON & JOHNSON	263,106.20	263,106.20	283,680.00	20,573.80



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITS DESCRIPTION	COST BASIS	MARKET VALUE BASIS	MARKET VALUE	UNREALIZED G/L ON MARKET
1,400 JUNIPER NETWORKS INCORPORATED	79,029.85	79,029.85	26,530.00	52,499.85-
800 KOHLS CORPORATION	45,401.00	45,401.00	56,352.00	10,951.00
3,500 MBNA CORP	75,595.45	127,742.10	123,200.00	4,542.10-
400 MASCO CORP.	10,492.00	10,492.00	9,800.00	692.00-
3,100 MERCK & CO INC	188,818.10	290,237.50	182,280.00	107,957.50-
1,400 MICROSOFT CORP	75,658.54	82,691.75	92,750.00	10,058.25
9,400 NETWORK APPLIANCE INC	174,217.01	603,367.20	205,578.00	397,789.20-
800 PEPSICO INC	38,046.00	38,046.00	38,952.00	906.00
6,000 PFIZER INC	259,040.63	276,000.00	239,100.00	36,900.00-
800 PHILIP MORRIS COMPANIES	39,497.00	39,862.77	36,680.00	3,182.77-
300 SPRINT CORP PCS COM SER 1	7,440.00	7,440.00	7,323.00	117.00-
1,000 SUN MICROSYSTEM INC	61,437.50	27,875.00	12,300.00	15,575.00-
5,300 TARGET CORP	122,765.55	172,080.00	217,565.00	45,485.00
3,500 TENET HEALTHCARE CORP	182,408.03	182,408.03	205,520.00	23,111.97
6,000 TYCO INTERNATIONAL LTD	212,513.91	333,000.00	353,400.00	20,400.00
160,798 UNITED NATIONAL BANCORP	2,705,487.15	3,123,514.69	3,860,759.98	737,245.29
1,000 UNITED TECHNOLOGIES CORP	66,180.00	66,180.00	64,630.00	1,550.00-
2,000 UNITED HEALTH GROUP INC COM	127,261.00	127,261.00	141,540.00	14,279.00



UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITS DESCRIPTION	COST BASIS	MARKET VALUE BASIS	MARKET VALUE	UNREALIZED G/L ON MARKET
2,300 VERITAS SOFTWARE CORPORATION	252,106.33	201,250.00	103,109.00	98,141.00-
TOTAL COMMON STOCK	7,236,259.66	9,428,487.75	8,867,093.28	561,394.47-
-- MISCELLANEOUS ASSETS --				
1 ORIGINAL ACCOUNT DOCUMENT				
TOTAL CASH EQUIVALENTS	896,455.91	896,455.91	896,455.91	
TOTAL FIXED INCOME	1,538,886.28	1,564,500.96	1,586,913.46	22,412.50
TOTAL COMMON STOCK	7,236,259.66	9,428,487.75	8,867,093.28	561,394.47-
TOTAL MISCELLANEOUS ASSETS				
TOTAL ASSETS	9,671,601.85	11,889,444.62	11,350,462.65	538,981.97-
TOTAL CASH				
GRAND TOTAL ASSETS	9,671,601.85	11,889,444.62	11,350,462.65	538,981.97-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT
ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT FOR UNB 401K
ACCOUNTS 62-0093-00 - 62-0093-06

TRANSACTIONS BY ISSUE EXCEEDING 5.00 PERCENT
JANUARY 01, 2001 TO DECEMBER 31, 2001

BEGINNING MARKET VALUE 11,797,422.91

	NO OF PURCH	NO OF SALES	COST	PROCEEDS/ COMMISSIONS	NET GAIN/LOSS ON COST
PRIME OBLIGATIONS FUND	326		2,853,429.32	2,853,429.32	--
FEDERATED - FD 10		128	2,911,746.74	2,911,746.74	
TOTAL TRADES		454	5,765,176.06 *	5,765,176.06 *	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS --		
01/08/01	COMPANY CONTRIBUTION CK # 584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	3,757.63	
01/08/01	COMPANY CONTRIBUTION CK # 584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	456.99	
01/08/01	COMPANY CONTRIBUTION CK # 584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	265.94	
01/08/01	COMPANY CONTRIBUTION CK # 584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	7,478.23	
01/08/01	COMPANY CONTRIBUTION CK # 584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	538.23	
01/19/01	COMPANY CONTRIBUTION CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	3,900.57	
01/19/01	COMPANY CONTRIBUTION CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	469.31	
01/19/01	COMPANY CONTRIBUTION CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	278.25	
01/19/01	COMPANY CONTRIBUTION CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	7,654.20	
01/19/01	COMPANY CONTRIBUTION CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	545.01	
02/02/01	COMPANY CONTRIBUTION CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	3,758.00	
02/02/01	COMPANY CONTRIBUTION CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	455.31	

UNITED TRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
02/02/01	COMPANY CONTRIBUTION CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	274.12	
02/02/01	COMPANY CONTRIBUTION CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	7,543.23	
02/02/01	COMPANY CONTRIBUTION CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	541.80	
02/21/01	COMPANY CONTRIBUTION CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	3,755.32	
02/21/01	COMPANY CONTRIBUTION CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	452.94	
02/21/01	COMPANY CONTRIBUTION CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	271.88	
02/21/01	COMPANY CONTRIBUTION CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	7,522.72	
02/21/01	COMPANY CONTRIBUTION CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	533.89	
03/07/01	COMPANY CONTRIBUTION CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	3,978.99	
03/07/01	COMPANY CONTRIBUTION CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	491.28	
03/07/01	COMPANY CONTRIBUTION CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	261.75	
03/07/01	COMPANY CONTRIBUTION CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	7,807.18	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
03/07/01	COMPANY CONTRIBUTION CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	566.49	
03/19/01	COMPANY CONTRIBUTION CK# 584834691, DTD 3/15/01 FOR YEAR ENDING 12/31/01	3,806.58	
03/19/01	COMPANY CONTRIBUTION CK# 584834691, DTD 3/15/01 FOR YEAR ENDING 12/31/01	464.06	
03/19/01	COMPANY CONTRIBUTION CK# 584834691, DTD 3/15/01 FOR YEAR ENDING 12/31/01	261.41	
03/19/01	COMPANY CONTRIBUTION CK# 584834691, DTD 3/15/01 FOR YEAR ENDING 12/31/01	7,583.43	
03/19/01	COMPANY CONTRIBUTION CK# 584834691, DTD 3/15/01 FOR YEAR ENDING 12/31/01	540.99	
03/30/01	COMPANY CONTRIBUTION CK #584834901 DTD 3/29/91 FOR YEAR ENDING 12/31/01	3,867.01	
03/30/01	COMPANY CONTRIBUTION CK #584834901 DTD 3/29/91 FOR YEAR ENDING 12/31/01	459.99	
03/30/01	COMPANY CONTRIBUTION CK #584834901 DTD 3/29/91 FOR YEAR ENDING 12/31/01	250.34	
03/30/01	COMPANY CONTRIBUTION CK #584834901 DTD 3/29/91 FOR YEAR ENDING 12/31/01	7,631.08	
03/30/01	COMPANY CONTRIBUTION CK #584834901 DTD 3/29/91 FOR YEAR ENDING 12/31/01	549.18	
04/13/01	COMPANY CONTRIBUTION CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	3,781.54	

UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
04/13/01	COMPANY CONTRIBUTION CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	523.03	
04/13/01	COMPANY CONTRIBUTION CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	305.22	
04/13/01	COMPANY CONTRIBUTION CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	7,657.91	
04/13/01	COMPANY CONTRIBUTION CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	546.10	
04/30/01	COMPANY CONTRIBUTION CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	3,976.39	
04/30/01	COMPANY CONTRIBUTION CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	554.94	
04/30/01	COMPANY CONTRIBUTION CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	305.00	
04/30/01	COMPANY CONTRIBUTION CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	7,934.93	
04/30/01	COMPANY CONTRIBUTION CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	580.29	
05/11/01	COMPANY CONTRIBUTION CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	3,830.63	
05/11/01	COMPANY CONTRIBUTION CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	544.15	
05/11/01	COMPANY CONTRIBUTION CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	335.98	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
05/11/01	COMPANY CONTRIBUTION CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	7,878.42	
05/11/01	COMPANY CONTRIBUTION CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	678.60	
06/08/01	COMPANY CONTRIBUTION CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	4,121.95	
06/08/01	COMPANY CONTRIBUTION CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	568.92	
06/08/01	COMPANY CONTRIBUTION CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	349.69	
06/08/01	COMPANY CONTRIBUTION CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	8,201.16	
06/08/01	COMPANY CONTRIBUTION CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	596.39	
06/22/01	COMPANY CONTRIBUTION CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	4,152.98	
06/22/01	COMPANY CONTRIBUTION CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	597.97	
06/22/01	COMPANY CONTRIBUTION CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	355.07	
06/22/01	COMPANY CONTRIBUTION CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	8,341.24	
06/22/01	COMPANY CONTRIBUTION CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	638.02	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
07/06/01	COMPANY CONTRIBUTION CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	3,903.59	
07/06/01	COMPANY CONTRIBUTION CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	599.12	
07/06/01	COMPANY CONTRIBUTION CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	358.80	
07/06/01	COMPANY CONTRIBUTION CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	7,833.54	
07/06/01	COMPANY CONTRIBUTION CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	600.02	
07/23/01	COMPANY CONTRIBUTION CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	4,177.85	
07/23/01	COMPANY CONTRIBUTION CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	614.21	
07/23/01	COMPANY CONTRIBUTION CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	373.46	
07/23/01	COMPANY CONTRIBUTION CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	8,068.75	
07/23/01	COMPANY CONTRIBUTION CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	626.19	
08/03/01	COMPANY CONTRIBUTION CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	3,880.30	
08/03/01	COMPANY CONTRIBUTION CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	612.55	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
08/03/01	COMPANY CONTRIBUTION CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	370.54	
08/03/01	COMPANY CONTRIBUTION CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	7,873.30	
08/03/01	COMPANY CONTRIBUTION CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	723.82	
08/20/01	COMPANY CONTRIBUTION CK #296378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	3,839.31	
08/20/01	COMPANY CONTRIBUTION CK #296378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	613.35	
08/20/01	COMPANY CONTRIBUTION CK #296378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	374.05	
08/20/01	COMPANY CONTRIBUTION CK #296378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	7,639.82	
08/20/01	COMPANY CONTRIBUTION CK #296378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	616.87	
08/31/01	COMPANY CONTRIBUTION CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	4,156.86	
08/31/01	COMPANY CONTRIBUTION CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	628.87	
08/31/01	COMPANY CONTRIBUTION CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	376.75	
08/31/01	COMPANY CONTRIBUTION CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	8,063.45	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
08/31/01	COMPANY CONTRIBUTION CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	644.44	
09/17/01	COMPANY CONTRIBUTION CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	3,837.45	
09/17/01	COMPANY CONTRIBUTION CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	622.87	
09/17/01	COMPANY CONTRIBUTION CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	385.91	
09/17/01	COMPANY CONTRIBUTION CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	7,733.91	
09/17/01	COMPANY CONTRIBUTION CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	610.06	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	3,912.05	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	642.52	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	385.48	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	7,777.52	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	627.12	
10/12/01	COMPANY CONTRIBUTION CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	3,834.37	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
10/12/01	COMPANY CONTRIBUTION CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	676.70	
10/12/01	COMPANY CONTRIBUTION CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	411.31	
10/12/01	COMPANY CONTRIBUTION CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	7,757.05	
10/12/01	COMPANY CONTRIBUTION CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	618.44	
10/29/01	COMPANY CONTRIBUTION CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	4,047.94	
10/29/01	COMPANY CONTRIBUTION CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	737.10	
10/29/01	COMPANY CONTRIBUTION CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	411.81	
10/29/01	COMPANY CONTRIBUTION CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	8,095.48	
10/29/01	COMPANY CONTRIBUTION CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	686.19	
11/14/01	COMPANY CONTRIBUTION CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	3,683.13	
11/14/01	COMPANY CONTRIBUTION CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	678.70	
11/14/01	COMPANY CONTRIBUTION CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	418.83	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
11/14/01	COMPANY CONTRIBUTION CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	7,453.16	
11/14/01	COMPANY CONTRIBUTION CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	613.80	
11/23/01	COMPANY CONTRIBUTION CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	3,771.90	
11/23/01	COMPANY CONTRIBUTION CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	694.10	
11/23/01	COMPANY CONTRIBUTION CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	416.32	
11/23/01	COMPANY CONTRIBUTION CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	7,678.68	
11/23/01	COMPANY CONTRIBUTION CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	755.35	
12/07/01	COMPANY CONTRIBUTION CK#296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	3,547.56	
12/07/01	COMPANY CONTRIBUTION CK#296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	676.33	
12/07/01	COMPANY CONTRIBUTION CK#296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	408.71	
12/07/01	COMPANY CONTRIBUTION CK#296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	7,268.55	
12/07/01	COMPANY CONTRIBUTION CK#296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	601.26	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
12/24/01	COMPANY CONTRIBUTION CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	3,739.93	
12/24/01	COMPANY CONTRIBUTION CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	700.25	
12/24/01	COMPANY CONTRIBUTION CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	391.64	
12/24/01	COMPANY CONTRIBUTION CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	7,522.56	
12/24/01	COMPANY CONTRIBUTION CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	621.44	
	-- TOTAL COMPANY CONTRIBUTIONS --	329,353.14 *	.00 *
	-- EMPLOYEE CONTRIBUTIONS --		
01/08/01	EMPLOYEE CONTRIBUTIONS CK #584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	19,768.33	
01/08/01	EMPLOYEE CONTRIBUTIONS CK #584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	3,035.00	
01/08/01	EMPLOYEE CONTRIBUTIONS CK #584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	1,619.19	
01/08/01	EMPLOYEE CONTRIBUTIONS CK #584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	5,973.39	
01/08/01	EMPLOYEE CONTRIBUTIONS CK #584833527 DTD 1/4/01 FOR YEAR ENDING 12/31/01	3,753.13	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
01/19/01	EMPLOYEE CONTRIBUTIONS CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	20,253.89	
01/19/01	EMPLOYEE CONTRIBUTIONS CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	3,082.99	
01/19/01	EMPLOYEE CONTRIBUTIONS CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	1,664.21	
01/19/01	EMPLOYEE CONTRIBUTIONS CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	6,055.76	
01/19/01	EMPLOYEE CONTRIBUTIONS CK #584833712 DTD 1/18/01 FOR YEAR ENDING 12/31/01	3,871.44	
02/02/01	EMPLOYEE CONTRIBUTIONS CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	19,822.56	
02/02/01	EMPLOYEE CONTRIBUTIONS CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	2,991.22	
02/02/01	EMPLOYEE CONTRIBUTIONS CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	1,644.75	
02/02/01	EMPLOYEE CONTRIBUTIONS CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	6,205.25	
02/02/01	EMPLOYEE CONTRIBUTIONS CK #584833963 DTD 1/31/01 FOR YEAR ENDING 12/31/01	3,787.39	
02/21/01	EMPLOYEE CONTRIBUTIONS CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	19,727.23	
02/21/01	EMPLOYEE CONTRIBUTIONS CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	3,016.09	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --			
02/21/01	EMPLOYEE CONTRIBUTIONS CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	1,631.80	
02/21/01	EMPLOYEE CONTRIBUTIONS CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	6,192.31	
02/21/01	EMPLOYEE CONTRIBUTIONS CK#584834171 DTD 2/15/01 FOR YEAR ENDING 12/31/01	3,754.59	
03/07/01	EMPLOYEE CONTRIBUTIONS CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	20,775.22	
03/07/01	EMPLOYEE CONTRIBUTIONS CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	3,123.70	
03/07/01	EMPLOYEE CONTRIBUTIONS CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	1,590.32	
03/07/01	EMPLOYEE CONTRIBUTIONS CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	6,230.91	
03/07/01	EMPLOYEE CONTRIBUTIONS CK #584834401 DTD 3/1/01 FOR YEAR ENDING 12/31/01	4,077.10	
03/19/01	EMPLOYEE CONTRIBUTIONS CK #584834691 DTD 3/15/01 FOR YEAR ENDING 12/31/01	20,148.15	
03/19/01	EMPLOYEE CONTRIBUTIONS CK #584834691 DTD 3/15/01 FOR YEAR ENDING 12/31/01	3,064.53	
03/19/01	EMPLOYEE CONTRIBUTIONS CK #584834691 DTD 3/15/01 FOR YEAR ENDING 12/31/01	1,588.22	
03/19/01	EMPLOYEE CONTRIBUTIONS CK #584834691 DTD 3/15/01 FOR YEAR ENDING 12/31/01	6,140.77	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
03/19/01	EMPLOYEE CONTRIBUTIONS CK #584834691 DTD 3/15/01 FOR YEAR ENDING 12/31/01	3,657.93	
03/30/01	EMPLOYEE CONTRIBUTIONS CK #584834901 DTD 3/29/01 FOR YEAR ENDING 12/31/01	20,433.55	
03/30/01	EMPLOYEE CONTRIBUTIONS CK #584834901 DTD 3/29/01 FOR YEAR ENDING 12/31/01	3,043.13	
03/30/01	EMPLOYEE CONTRIBUTIONS CK #584834901 DTD 3/29/01 FOR YEAR ENDING 12/31/01	1,543.85	
03/30/01	EMPLOYEE CONTRIBUTIONS CK #584834901 DTD 3/29/01 FOR YEAR ENDING 12/31/01	6,106.66	
03/30/01	EMPLOYEE CONTRIBUTIONS CK #584834901 DTD 3/29/01 FOR YEAR ENDING 12/31/01	3,965.26	
04/13/01	EMPLOYEE CONTRIBUTIONS CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	19,961.43	
04/13/01	EMPLOYEE CONTRIBUTIONS CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	3,708.72	
04/13/01	EMPLOYEE CONTRIBUTIONS CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	1,865.37	
04/13/01	EMPLOYEE CONTRIBUTIONS CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	6,166.47	
04/13/01	EMPLOYEE CONTRIBUTIONS CK #584835096 DTD 4/12/01 FOR YEAR ENDING 12/31/01	3,627.36	
04/30/01	EMPLOYEE CONTRIBUTIONS CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	20,804.73	



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --			
04/30/01	EMPLOYEE CONTRIBUTIONS CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	3,770.82	
04/30/01	EMPLOYEE CONTRIBUTIONS CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	1,856.71	
04/30/01	EMPLOYEE CONTRIBUTIONS CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	6,291.63	
04/30/01	EMPLOYEE CONTRIBUTIONS CK#245900564 DTD 4/26/01 FOR YEAR ENDING 12/31/01	3,898.28	
05/11/01	EMPLOYEE CONTRIBUTIONS CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	20,721.72	
05/11/01	EMPLOYEE CONTRIBUTIONS CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	3,677.81	
05/11/01	EMPLOYEE CONTRIBUTIONS CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	2,005.99	
05/11/01	EMPLOYEE CONTRIBUTIONS CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	6,363.31	
05/11/01	EMPLOYEE CONTRIBUTIONS CK#245900702 DTD 5/10/01 FOR YEAR ENDING 12/31/01	3,988.82	
05/25/01	EMPLOYEE CONTRIBUTIONS CK# 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	21,261.82	
05/25/01	EMPLOYEE CONTRIBUTIONS CK # 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	4,129.56	
05/25/01	EMPLOYEE CONTRIBUTIONS CK# 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	3,808.02	



UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
05/25/01	EMPLOYEE CONTRIBUTIONS CK # 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	593.62	
05/25/01	EMPLOYEE CONTRIBUTIONS CK# 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	2,014.57	
05/25/01	EMPLOYEE CONTRIBUTIONS CK # 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	333.52	
05/25/01	EMPLOYEE CONTRIBUTIONS CK# 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	6,465.96	
05/25/01	EMPLOYEE CONTRIBUTIONS CK # 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	8,172.84	
05/25/01	EMPLOYEE CONTRIBUTIONS CK# 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	4,210.78	
05/25/01	EMPLOYEE CONTRIBUTIONS CK # 245900910 DTD 5/24/01 FOR THE YEAR ENDING 12/31/01	624.33	
06/08/01	EMPLOYEE CONTRIBUTIONS CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	22,880.76	
06/08/01	EMPLOYEE CONTRIBUTIONS CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	3,823.08	
06/08/01	EMPLOYEE CONTRIBUTIONS CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	2,106.82	
06/08/01	EMPLOYEE CONTRIBUTIONS CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	6,022.41	
06/08/01	EMPLOYEE CONTRIBUTIONS CK# 245901090 DTD 6/6/01 FOR YEAR ENDING 12/31/01	3,853.75	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
06/22/01	EMPLOYEE CONTRIBUTIONS CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	21,940.12	
06/22/01	EMPLOYEE CONTRIBUTIONS CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	4,005.89	
06/22/01	EMPLOYEE CONTRIBUTIONS CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	2,120.70	
06/22/01	EMPLOYEE CONTRIBUTIONS CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	6,230.63	
06/22/01	EMPLOYEE CONTRIBUTIONS CK #245901257 DTD 6/21/01 FOR YEAR ENDING 12/31/01	4,385.50	
07/06/01	EMPLOYEE CONTRIBUTIONS CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	20,878.79	
07/06/01	EMPLOYEE CONTRIBUTIONS CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	4,089.39	
07/06/01	EMPLOYEE CONTRIBUTIONS CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	2,115.87	
07/06/01	EMPLOYEE CONTRIBUTIONS CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	5,959.83	
07/06/01	EMPLOYEE CONTRIBUTIONS CK #296378120 DTD 7/5/01 FOR YEAR ENDING 12/31/01	3,739.29	
07/23/01	EMPLOYEE CONTRIBUTIONS CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	21,356.02	
07/23/01	EMPLOYEE CONTRIBUTIONS CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	4,423.84	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
07/23/01	EMPLOYEE CONTRIBUTIONS CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	2,175.12	
07/23/01	EMPLOYEE CONTRIBUTIONS CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	6,039.84	
07/23/01	EMPLOYEE CONTRIBUTIONS CK#296378334 DTD 7/19/01 FOR YEAR ENDING 12/31/01	4,517.80	
08/03/01	EMPLOYEE CONTRIBUTIONS CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	23,424.74	
08/03/01	EMPLOYEE CONTRIBUTIONS CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	4,866.25	
08/03/01	EMPLOYEE CONTRIBUTIONS CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	2,397.62	
08/03/01	EMPLOYEE CONTRIBUTIONS CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	6,023.82	
08/03/01	EMPLOYEE CONTRIBUTIONS CK#296378569 DTD 8/2/01 FOR YEAR ENDING 12/31/01	4,225.81	
08/20/01	EMPLOYEE CONTRIBUTIONS CK #286378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	22,126.14	
08/20/01	EMPLOYEE CONTRIBUTIONS CK #286378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	4,772.07	
08/20/01	EMPLOYEE CONTRIBUTIONS CK #286378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	2,399.73	
08/20/01	EMPLOYEE CONTRIBUTIONS CK #296378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	5,971.84	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
08/20/01	EMPLOYEE CONTRIBUTIONS CK #286378737 DTD 8/16/01 FOR YEAR ENDING 12/31/01	3,968.27	
08/31/01	EMPLOYEE CONTRIBUTIONS CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	23,490.44	
08/31/01	EMPLOYEE CONTRIBUTIONS CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	4,896.04	
08/31/01	EMPLOYEE CONTRIBUTIONS CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	2,389.97	
08/31/01	EMPLOYEE CONTRIBUTIONS CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	6,141.55	
08/31/01	EMPLOYEE CONTRIBUTIONS CK#296378986 DTD 8/30/01 FOR YEAR ENDING 12/31/01	4,363.82	
09/17/01	EMPLOYEE CONTRIBUTIONS CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	22,186.10	
09/17/01	EMPLOYEE CONTRIBUTIONS CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	5,119.80	
09/17/01	EMPLOYEE CONTRIBUTIONS CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	2,536.43	
09/17/01	EMPLOYEE CONTRIBUTIONS CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	6,292.88	
09/17/01	EMPLOYEE CONTRIBUTIONS CK#296379123 DTD 9/13/01 FOR YEAR ENDING 12/31/01	3,917.94	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	22,394.72	


Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

TRANSACTION STATEMENT
JANUARY 01, 2001 TO DECEMBER 31, 2001

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT FOR UNB 401K
ACCOUNTS 62-0093-00 - 62-0093-06

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	– EMPLOYEE CONTRIBUTIONS (CONTINUED) –		
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	5,178.24	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	2,534.81	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	6,065.03	
10/01/01	COMPANY CONTRIBUTION CK#296379368 DTD 9/27/01 FOR YEAR ENDING 12/31/01	4,074.61	
10/12/01	EMPLOYEE CONTRIBUTIONS CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	22,546.59	
10/12/01	EMPLOYEE CONTRIBUTIONS CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	5,804.67	
10/12/01	EMPLOYEE CONTRIBUTIONS CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	2,771.49	
10/12/01	EMPLOYEE CONTRIBUTIONS CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	6,824.59	
10/12/01	EMPLOYEE CONTRIBUTIONS CK# 296379536 DTD 10/11/01 FOR YEAR ENDING 12/31/01	4,089.02	
10/29/01	EMPLOYEE CONTRIBUTIONS CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	23,018.71	
10/29/01	EMPLOYEE CONTRIBUTIONS CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	5,903.85	
10/29/01	EMPLOYEE CONTRIBUTIONS CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	2,774.82	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
10/29/01	EMPLOYEE CONTRIBUTIONS CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	6,918.79	
10/29/01	EMPLOYEE CONTRIBUTIONS CK #296379784 DTD 10/25/01 FOR YEAR ENDING 12/31/01	4,669.57	
11/14/01	EMPLOYEE CONTRIBUTIONS CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	20,979.26	
11/14/01	EMPLOYEE CONTRIBUTIONS CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	5,747.94	
11/14/01	EMPLOYEE CONTRIBUTIONS CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	2,763.31	
11/14/01	EMPLOYEE CONTRIBUTIONS CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	6,698.48	
11/14/01	EMPLOYEE CONTRIBUTIONS CK#296379972 DTD 11/9/01 FOR YEAR ENDING 12/31/01	4,055.47	
11/23/01	EMPLOYEE CONTRIBUTIONS CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	22,264.42	
11/23/01	EMPLOYEE CONTRIBUTIONS CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	5,759.91	
11/23/01	EMPLOYEE CONTRIBUTIONS CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	2,750.20	
11/23/01	EMPLOYEE CONTRIBUTIONS CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	6,656.99	
11/23/01	EMPLOYEE CONTRIBUTIONS CK#296380160 DTD 11/21/01 FOR YEAR ENDING 12/31/01	4,602.68	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --			
12/07/01	EMPLOYEE CONTRIBUTIONS CK# 296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	20,183.85	
12/07/01	EMPLOYEE CONTRIBUTIONS CK# 296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	5,802.71	
12/07/01	EMPLOYEE CONTRIBUTIONS CK# 296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	2,812.10	
12/07/01	EMPLOYEE CONTRIBUTIONS CK# 296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	6,417.37	
12/07/01	EMPLOYEE CONTRIBUTIONS CK# 296380378 DTD 12/6/01 FOR YEAR ENDING 12/31/01	4,090.74	
12/24/01	EMPLOYEE CONTRIBUTIONS CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	20,937.02	
12/24/01	EMPLOYEE CONTRIBUTIONS CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	5,893.28	
12/24/01	EMPLOYEE CONTRIBUTIONS CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	2,678.86	
12/24/01	EMPLOYEE CONTRIBUTIONS CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	6,251.03	
12/24/01	EMPLOYEE CONTRIBUTIONS CK# 296380720 DTD 12/20/01 FOR YEAR ENDING 12/31/01	4,312.78	
-- TOTAL EMPLOYEE CONTRIBUTIONS --		1,005,068.63 *	.00 *

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- ROLLOVER CONTRIBUTIONS - CASH --			
01/30/01	ROLLOVER CONTRIBUTION CK# 004087230 DTD 1/23/01 REPUBLIC NATIONAL BANK P/S & S/P N/O GEORGE FRENCH	6,202.57	
08/15/01	ROLLOVER CONTRIBUTION CHECK #0250579848 DATED 8/7/01 FROM PRUDENTIAL FINANCIAL FBO MONICA CUADROS	347.58	
08/15/01	ROLLOVER CONTRIBUTION CHECK #0250579848 DATED 8/7/01 FROM PRUDENTIAL FINANCIAL FBO MONICA CUADROS	139.03	
08/15/01	ROLLOVER CONTRIBUTION CHECK #0250579848 DATED 8/7/01 FROM PRUDENTIAL FINANCIAL FBO MONICA CUADROS	139.03	
08/15/01	ROLLOVER CONTRIBUTION CHECK #0250579848 DATED 8/7/01 FROM PRUDENTIAL FINANCIAL FBO MONICA CUADROS	69.52	
12/21/01	ROLLOVER CONTRIBUTION CK#0010499076 DATED 12/13/01 FROM PNC FINANCIAL SERVICES FBO GREGORY A. HAINES	26,453.07	
12/21/01	ROLLOVER CONTRIBUTION CK#0010499076 DATED 12/13/01 FROM PNC FINANCIAL SERVICES FBO GREGORY A. HAINES	17,635.36	
12/21/01	ROLLOVER CONTRIBUTION CK#0010499076 DATED 12/13/01 FROM PNC FINANCIAL SERVICES FBO GREGORY A. HAINES	26,453.04	
12/21/01	ROLLOVER CONTRIBUTION CK#0010499076 DATED 12/13/01 FROM PNC FINANCIAL SERVICES FBO GREGORY A. HAINES	17,635.36	
-- TOTAL ROLLOVER CONTRIBUTIONS - CASH --		95,074.56 *	.00 *



UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TOTAL CONTRIBUTIONS --	1,429,496.33 *	.00 *

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- CASH DEPOSITS --		
01/16/01	TRANSFER AS 10/1/00 FINAL ELECTION TRANSFERS	6,329.20	
01/16/01	TRANSFER AS 10/1/00 FINAL ELECTION TRANSFERS	4,403.01	
01/16/01	TRANSFER AS 10/1/00 FINAL ELECTION TRANSFERS	1,375.09	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	7,114.01	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S CONTRIBUTION TRUE-UP 12/31/00	.95	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	258.74	
03/22/01	TRANSFER FROM A/C# 62-0093-02 UNB 401K EQUITY CONTRIBUTION TRUE-UP 12/31/00	533.41	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S CONTRIBUTION TRUE-UP 12/31/00	.46	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	13.63	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S INVESTMENT ELECTION TRUE-UP 12/31/00	19,182.02	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	– CASH DEPOSITS (CONTINUED) –		
03/22/01	TRANSFER FROM A/C# 62-0093-02 UNB 401K EQUITY INVESTMENT ELECTION TRUE-UP 9/30/00	.01	
03/22/01	TRANSFER FROM A/C# 62-0093-02 UNB 401K EQUITY CONTRIBUTION TRUE-UP 12/31/00	474.82	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	60.46	
03/22/01	TRANSFER FROM A/C# 62-0093-06 UNB 401K GLOBAL WITHDRAWAL TRUE-UP 12/31/00	1,113.09	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S INVESTMENT ELECTION TRUE-UP 12/31/00	8,795.74	
03/22/01	TRANSFER FROM A/C# 62-0093-02 UNB 401K EQUITY INVESTMENT ELECTION TRUE-UP 12/31/00	28,345.40	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S CONTRIBUTION TRUE-UP 12/31/00	.03	
03/22/01	TRANSFER FROM A/C# 62-0093-00 UNB 401K P/S TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	1,256.48	
05/08/01	RECEIVED FROM A/C # 62-0093-05 UNB 401K STOCK CONTRIBUTION TRUE UP 12/31/00	.92	



UNITED TRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- CASH DEPOSITS (CONTINUED) --			
05/08/01	RECEIVED FROM A/C # 62-0093-03 UNB 401K FIXED CONTRIBUTION TRUE UP 12/31/00	1.90	
05/08/01	RECEIVED FROM A/C # 62-0093-06 UNB 401K GLOBAL CONTRIBUTION TRUE UP 12/31/00	.06	
05/08/01	RECEIVED FROM A/C # 62-0093-02 EQUITY $1,823.50; 04 MMKT $191.32; 03 FIXED $90.21; 06 GLOBAL $1,279.59; 05 STOCK $142.05 TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 3/31/01	3,526.67	
05/08/01	RECEIVED FROM A/C # 62-0093-02 EQUITY $14,228.02; 04 MMKT $27.26; 03 FIXED $517.48; 06 GLOBAL $2,512.96; 05 STOCK $120.92 TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 12/31/00	17,406.64	
05/08/01	RECEIVED FROM A/C # 62-0093-05 UNB 401K STOCK INVESTMENT ELECTION TRUE UP 12/31/00	55,955.52	
05/08/01	TRANSFER FROM A/C# 62-0093-04 UNB 401K MMKT CONTRIBUTION TRUE-UP 12/31/00	1,067.74	
05/08/01	RECEIVED FROM A/C# 62-0093-05 UNB 401K STOCK CONTRIBUTION TRUE-UP 12/31/00	948.72	
05/08/01	RECEIVED FROM A/C # 62-0093-04 UNB 401K MMKT CONTRIBUTION TRUE UP 3/31/01	355.32	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- CASH DEPOSITS (CONTINUED) --		
05/08/01	RECEIVED FROM A/C # 62-0093-05 UNB 401K STOCK CONTRIBUTION TRUE UP 3/31/01	204.21	
05/08/01	RECEIVED FROM A/C # 62-0093-04 MMKT $38,364.04; 05 STOCK $18,326.76 INVESTMENT ELECTION TRUE UP 12/31/00	56,690.80	
05/08/01	RECEIVED FROM A/C # 62-0093-06 UNB 401K GLOBAL TRANSFER FOR GLYNN, ENNIS, HARVEY DIST. 3/31/01	1,107.81	
05/08/01	RECEIVED FROM A/C # 62-0093-05 UNB 401K STOCK CONTRIBUTION TRUE UP 3/31/01	79.84	
05/08/01	RECEIVED FROM A/C # 62-0093-03 UNB 401K FIXED CONTRIBUTION TRUE UP 3/31/01	.08	
05/08/01	RECEIVED FROM A/C # 62-0093-05 UNB 401K STOCK WITHDRAWAL TRUE UP 12/31/00	2,226.18	
05/29/01	RECEIVED FROM A/C # 62-0093-02 N/O UNB P/S 401K - EQUITY INTERFUND TRANSFER AS AUTHORIZED	77,176.18	
05/29/01	RECEIVED FROM A/C # 62-0093-04 N/O UNB 401K & P/S MMKT INTERFUND TRANSFER AS AUTHORIZED	10,260.85	
05/29/01	RECEIVED FROM A/C # 62-0093-06 N/O UNB P/S & 401K GLOBAL INTERFUND TRANSFER AS AUTHORIZED	12,457.68	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- CASH DEPOSITS (CONTINUED) --		
05/29/01	RECEIVED FROM A/C # 62-0093-02 UNB P/S 401K EQUITY INTERFUND TRANSFER AS AUTHORIZED	905.93	
08/23/01	RECEIVED FROM A/C # 62-0093-02 UTB P/S & 401K EQUITY TRANSFER FORFEITURE SUSPENSE PERIOD ENDING 6/30/01	4,261.87	
08/23/01	RECEIVED FROM A/C # 62-0093-03 UTB P/S & 401K FIXED TRANSFER FORFEITURE SUSPENSE PERIOD ENDING 6/30/01	2.41	
08/23/01	RECEIVED FROM A/C # 62-0093-06 UTB P/S & 401K GLOBAL TRANSFER FORFEITURE SUSPENSE FOR PERIOD ENDING 6/30/01	3.91	
08/23/01	RECEIVED FROM A/C # 62-0093-05 UTB P/S & 401K STOCK TRANSFER FORFEITURE SUSPENSE FOR PERIOD ENDING 6/30/01	379.20	
08/23/01	RECEIVED FROM A/C # 62-0093-02 UTB P/S & 401K - EQUITY TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	808.81	
08/23/01	RECEIVED FROM A/C # 62-0093-04 UTB P/S & 401K - MONEY MARKET TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	629.62	
08/23/01	RECEIVED FROM A/C # 62-0093-06 UTB P/S & 401K - GLOBAL TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	62.70	
08/23/01	RECEIVED FROM A/C # 62-0093-02 UTB P/S & 401K EQUITY TRANSFER TO CORRECT DISTRIBUTIONS PERIOD ENDING 6/30/01	166.46	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- CASH DEPOSITS (CONTINUED) --			
08/23/01	RECEIVED FROM A/C # 62-0093-06 UTB P/S & 401K GLOBAL TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	61.10	
08/29/01	RECEIVED FROM A/C # 62-0093-02 EQUITY-7/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	30,716.40	
08/29/01	RECEIVED FROM A/C # 62-0093-02 EQUITY-07/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	17,656.08	
08/29/01	RECEIVED FROM A/C # 62-0093-02 EQUITY-07/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	7,167.37	
08/29/01	RECEIVED FROM A/C # 62-0093-02 EQUITY-07/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	790.33	
12/04/01	RECEIVED FROM A/C # 62-0093-02 UTB P/S & 401K EQUITY TRANSFER FORFEITURE SUSPENSE 9/30/01	7,740.34	
12/04/01	RECEIVED FROM A/C # 62-0093-04 UTB P/S & 401K MMKT TRANSFER FORFEITURE SUSPENSE 9/30/01	998.13	
12/04/01	RECEIVED FROM A/C # 62-0093-03 UTB P/S & 401K FIXED TRANSFER FORFEITURE SUSPENSE 9/30/01	1,477.49	
12/04/01	RECEIVED FROM A/C # 62-0093-06 UTB P/S & 401K GLOBAL TRANSFER FORFEITURE SUSPENSE 9/30/01	1,671.19	
12/04/01	RECEIVED FROM A/C # 62-0093-05 UTB P/S & 401K STOCK TRANSFER FORFEITURE SUSPENSE 9/30/01	74.49	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

– CASH DEPOSITS (CONTINUED) –

DATE	DESCRIPTION	CASH	BOOK VALUE
12/04/01	RECEIVED FROM A/C # 62-0093-03 N/O UTB P/S & 401K FIXED INTERFUND_TRANSFER FOR 9/30/01 CONTRIBUTIONS	11.51	
12/04/01	RECEIVED FROM A/C # 62-0093-05 UTB P/S & 401K STOCK RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	294.33	
12/04/01	RECEIVED FROM A/C # 62-0093-06 UTB P/S & 401K GLOBAL RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	550.50	
12/04/01	RECEIVED FROM A/C # 62-0093-04 UTB P/S & 401K MMKT RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	2,521.40	
12/04/01	RECEIVED FROM A/C # 62-0093-02 UTB P/S & 401K EQUITY RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	8,946.23	
12/04/01	RECEIVED FROM A/C # 62-0093-03 N/O UTB P/S & 401K FIXED INTERFUND TRANSFER FOR 9/30/01 CONTRIBUTIONS	5.73	
12/07/01	RETURN OF 1999 DISTRIBUTION FBO GLEN STEWART, SS #146-58-2652 CK #108830 DTD 5/25/00 - TSF PAPERWORK NEVER COMPLETED BY EMPLOYEE - CK NOT CASHED BY IBM	30,118.26	
12/10/01	PARTICIPANT INTERFUND TRANSFER ELECTIONS FOR PERIOD ENDING 12/31/01	13,632.79	
12/10/01	PARTICIPANT INTERFUND TRANSFER ELECTIONS FOR PERIOD ENDING 12/31/01	159.75	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- CASH DEPOSITS (CONTINUED) --			
12/10/01	PARTICIPANT INTERFUND TRANSFER ELECTIONS FOR PERIOD ENDING 12/31/01	5,417.97	
-- TOTAL DEPOSITS --		455,955.97 *	.00 *



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET INTEREST INCOME --		
	BRISTOL MYERS SQUIBB DTD 09/28/01 5.75% DUE 10/01/2011 CALL @ MAKE WHOLE +20BP		
12/14/01	ACCRUED INTEREST PAID ON PURCHASE OF 50,000 PAR VALUE	606.94-	
	CONSOLIDATED EDISON OF NEW YORK DTD 05/03/00 8.125% DUE 05/01/2010		
05/01/01	INTEREST ON 50,000 PV	2,031.25	
11/01/01	INTEREST ON 50,000 PV	2,031.25	
	CORESTATES CAPITAL CORP DTD 10/19/93 5.875% DUE 10/15/2003		
04/16/01	INTEREST ON 50,000 PV	1,468.75	
10/15/01	INTEREST ON 50,000 PV	1,468.75	
	GENERAL MOTORS ACCEPTANCE CORP DTD 03/02/01 7.25% DUE 03/02/2011		
09/04/01	INTEREST ON 50,000 PV	1,812.50	
	MERCANTILE BANK ST LOUIS NA DTD 01/25/94 6.375% DUE 01/15/2004		
01/16/01	INTEREST ON 100,000 PV	3,187.50	
07/16/01	INTEREST ON 100,000 PV	3,187.50	
	ORANGE & ROCKLAND UTILITIES DTD 06/16/00 7.50% DUE 06/15/10		
06/15/01	INTEREST ON 100,000 PV	3,750.00	
12/17/01	INTEREST ON 100,000 PV	3,750.00	
	UNION PAC CORP NTS DTD 09/01/93 6.00% DUE 09/01/2003 CALLABLE 9/01/00 AT PAR		
03/01/01	INTEREST ON 100,000 PV	3,000.00	
08/02/01	ACCRUED INTEREST ON FULL CALL PAYABLE 8/2/01	2,500.00	
	US CELLULAR CORP DTD 08/21/97 7.25% DUE 08/15/07 CALLABLE ON 08/15/04 @ PAR		
02/15/01	INTEREST ON 200,000 PV	7,250.00	
08/15/01	INTEREST ON 200,000 PV	7,250.00	
	US TREAS NTS DTD 08/15/91 7.875% DUE 08/15/2001		
02/15/01	INTEREST ON 25,000 PV	984.37	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET INTEREST INCOME (CONTINUED) --		
08/15/01	INTEREST ON 25,000 PV	984.37	
	-- TOTAL NET INTEREST INCOME --	44,049.30 *	.00 *
	-- NET DIVIDEND INCOME --		
	AMERICAN INTL GROUP INC		
03/16/01	DIVD ON 750 SHS @ .037 PER SH	27.75	
03/16/01	DIVD ON 3,000 SHS @ .037 PER SH	111.00	
06/15/01	DIVD ON 750 SHS @ .037 PER SH	27.75	
06/15/01	DIVD ON 3,000 SHS @ .037 PER SH	111.00	
09/14/01	DIVD ON 750 SHS @ .042 PER SH	31.50	
09/14/01	DIVD ON 3,000 SHS @ .042 PER SH	126.00	
12/21/01	DIVD ON 750 SHS @ .042 PER SH	31.50	
12/21/01	DIVD ON 3,000 SHS @ .042 PER SH	126.00	
	CARDINAL HEALTH INC		
10/15/01	DIVD ON 300 SHS @ .025 PER SH	7.50	
10/15/01	DIVD ON 500 SHS @ .025 PER SH	12.50	
	CHEVRON TEXACO CORP COMM		
12/10/01	DIVD ON 231 SHS @ .70 PER SH	161.70	
12/10/01	DIVD ON 2,000 SHS @ .70 PER SH	1,400.00	
	CITIGROUP INC		
02/23/01	DIVD ON 933 SHS @ .14 PER SH	130.62	
02/23/01	DIVD ON 5,500 SHS @ .14 PER SH	770.00	
05/25/01	DIVD ON 933 SHS @ .14 PER SH	130.62	
05/25/01	DIVD ON 5,500 SHS @ .14 PER SH	770.00	
08/24/01	DIVD ON 933 SHS @ .16 PER SH	149.28	
08/24/01	DIVD ON 5,500 SHS @ .16 PER SH	880.00	
11/21/01	DIVD ON 933 SHS @ .16 PER SH	149.28	
11/21/01	DIVD ON 5,500 SHS @ .16 PER SH	880.00	
	DYNEGY INC		
06/15/01	DIVD ON 600 SHS @ .075 PER SH	45.00	
06/15/01	DIVD ON 1,500 SHS @ .075 PER SH	112.50	
09/17/01	DIVD ON 600 SHS @ .075 PER SH	45.00	
09/17/01	DIVD ON 1,500 SHS @ .075 PER SH	112.50	
	ELECTRONIC DATA SYSTEMS CORP NEW		
12/10/01	DIVD ON 300 SHS @ .15 PER SH	45.00	
	ENRON CORP		
03/20/01	DIVD ON 800 SHS @ .125 PER SH	100.00	
03/20/01	DIVD ON 3,000 SHS @ .125 PER SH	375.00	

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
06/20/01	DIVD ON 800 SHS @ .125 PER SH	100.00	
06/20/01	DIVD ON 3,000 SHS @ .125 PER SH	375.00	
09/20/01	DIVD ON 800 SHS @ .125 PER SH	100.00	
09/20/01	DIVD ON 3,000 SHS @ .125 PER SH	375.00	
	EXXON MOBIL CORP		
03/09/01	DIVD ON 1,000 SHS @ .44 PER SH	440.00	
06/11/01	DIVD ON 1,000 SHS @ .44 PER SH	440.00	
07/12/01	DIVD ON 1,000 SHS @ .02 PER SH	20.00	
09/10/01	DIVD ON 2,000 SHS @ .23 PER SH	460.00	
	FREDDIE MAC		
03/30/01	DIVD ON 600 SHS @ .20 PER SH	120.00	
06/29/01	DIVD ON 600 SHS @ .20 PER SH	120.00	
09/28/01	DIVD ON 800 SHS @ .20 PER SH	160.00	
09/28/01	DIVD ON 1,200 SHS @ .20 PER SH	240.00	
12/31/01	DIVD ON 800 SHS @ .20 PER SH	160.00	
12/31/01	DIVD ON 1,200 SHS @ .20 PER SH	240.00	
	GENERAL ELEC CO		
01/25/01	DIVD ON 2,500 SHS @ .16 PER SH	400.00	
01/25/01	DIVD ON 4,500 SHS @ .16 PER SH	720.00	
04/25/01	DIVD ON 2,500 SHS @ .16 PER SH	400.00	
04/25/01	DIVD ON 4,500 SHS @ .16 PER SH	720.00	
07/25/01	DIVD ON 2,500 SHS @ .16 PER SH	400.00	
07/25/01	DIVD ON 4,500 SHS @ .16 PER SH	720.00	
10/25/01	DIVD ON 2,500 SHS @ .16 PER SH	400.00	
10/25/01	DIVD ON 4,500 SHS @ .16 PER SH	720.00	
	HOME DEPOT INC		
03/22/01	DIVD ON 1,000 SHS @ .04 PER SH	40.00	
03/22/01	DIVD ON 3,000 SHS @ .04 PER SH	120.00	
06/28/01	DIVD ON 1,000 SHS @ .04 PER SH	40.00	
06/28/01	DIVD ON 3,000 SHS @ .04 PER SH	120.00	
09/13/01	DIVD ON 1,200 SHS @ .04 PER SH	48.00	
09/13/01	DIVD ON 3,000 SHS @ .04 PER SH	120.00	
12/13/01	DIVD ON 1,200 SHS @ .05 PER SH	60.00	
12/13/01	DIVD ON 3,000 SHS @ .05 PER SH	150.00	
	HOUSEHOLD INTNL INC		
10/15/01	DIVD ON 500 SHS @ .22 PER SH	110.00	
	IBM		
06/11/01	DIVD ON 300 SHS @ .14 PER SH	42.00	
06/11/01	DIVD ON 500 SHS @ .14 PER SH	70.00	
09/10/01	DIVD ON 400 SHS @ .14 PER SH	56.00	
09/10/01	DIVD ON 700 SHS @ .14 PER SH	98.00	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
12/10/01	DIVD ON 400 SHS @ .14 PER SH	56.00	
12/10/01	DIVD ON 1,000 SHS @ .14 PER SH	140.00	
	J P MORGAN CHASE & CO COM		
01/31/01	DIVD ON 1,500 SHS @ .32 PER SH	480.00	
01/31/01	DIVD ON 4,500 SHS @ .32 PER SH	1,440.00	
04/30/01	DIVD ON 1,500 SHS @ .34 PER SH	510.00	
04/30/01	DIVD ON 4,500 SHS @ .34 PER SH	1,530.00	
07/31/01	DIVD ON 1,000 SHS @ .34 PER SH	340.00	
07/31/01	DIVD ON 3,000 SHS @ .34 PER SH	1,020.00	
10/31/01	DIVD ON 700 SHS @ .34 PER SH	238.00	
10/31/01	DIVD ON 3,000 SHS @ .34 PER SH	1,020.00	
	JANUS WORLDWIDE FUND #41		
01/03/01	DIVD ON 3,073.57 SHS @ .77929 PER SH	2,395.21	
12/20/01	DIVD ON 4,367.56 SHS @ .01218 PER SH	53.23	
	JOHNSON & JOHNSON		
09/11/01	DIVD ON 2,000 SHS @ .18 PER SH	360.00	
12/11/01	DIVD ON 1,300 SHS @ .18 PER SH	234.00	
12/11/01	DIVD ON 3,500 SHS @ .18 PER SH	630.00	
	MBNA CORP		
01/02/01	DIVD ON 1,500 SHS @ .08 PER SH	120.00	
01/02/01	DIVD ON 1,800 SHS @ .08 PER SH	144.00	
04/02/01	DIVD ON 1,500 SHS @ .09 PER SH	135.00	
04/02/01	DIVD ON 1,800 SHS @ .09 PER SH	162.00	
07/02/01	DIVD ON 1,500 SHS @ .09 PER SH	135.00	
07/02/01	DIVD ON 1,800 SHS @ .09 PER SH	162.00	
10/01/01	DIVD ON 1,500 SHS @ .09 PER SH	135.00	
10/01/01	DIVD ON 1,800 SHS @ .09 PER SH	162.00	
	MASCO CORP.		
11/19/01	DIVD ON 400 SHS @ .135 PER SH	54.00	
	MEDTRONIC, INC		
01/26/01	DIVD ON 1,500 SHS @ .05 PER SH	75.00	
01/26/01	DIVD ON 2,000 SHS @ .05 PER SH	100.00	
04/27/01	DIVD ON 1,500 SHS @ .05 PER SH	75.00	
04/27/01	DIVD ON 2,000 SHS @ .05 PER SH	100.00	
07/27/01	DIVD ON 1,500 SHS @ .0575 PER SH	86.25	
07/27/01	DIVD ON 2,000 SHS @ .0575 PER SH	115.00	
	MERCK & CO INC		
01/02/01	DIVD ON 600 SHS @ .34 PER SH	204.00	
01/02/01	DIVD ON 3,000 SHS @ .34 PER SH	1,020.00	
04/02/01	DIVD ON 600 SHS @ .34 PER SH	204.00	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
04/02/01	DIVD ON 3,000 SHS @ .34 PER SH	1,020.00	
07/02/01	DIVD ON 600 SHS @ .34 PER SH	204.00	
07/02/01	DIVD ON 3,000 SHS @ .34 PER SH	1,020.00	
10/01/01	DIVD ON 600 SHS @ .35 PER SH	210.00	
10/01/01	DIVD ON 2,500 SHS @ .35 PER SH	875.00	
	NOKIA CORPORATION - SPON ADR		
04/11/01	DIVD ON 1,100 SHS @ .2481 PER SH	272.91	
04/11/01	DIVD ON 5,000 SHS @ .2481 PER SH	1,240.50	
	NORTEL NETWORKS CORPORATION		
01/02/01	DIVD ON 1,500 SHS @ .0187 PER SH	28.05	
01/02/01	DIVD ON 4,500 SHS @ .0187 PER SH	84.15	
04/02/01	DIVD ON 1,500 SHS @ .0187 PER SH	28.05	
04/02/01	DIVD ON 4,500 SHS @ .0187 PER SH	84.15	
	PEPSICO INC		
09/28/01	DIVD ON 300 SHS @ .145 PER SH	43.50	
	PFIZER INC		
03/08/01	DIVD ON 2,000 SHS @ .11 PER SH	220.00	
03/08/01	DIVD ON 6,000 SHS @ .11 PER SH	660.00	
06/07/01	DIVD ON 2,000 SHS @ .11 PER SH	220.00	
06/07/01	DIVD ON 6,000 SHS @ .11 PER SH	660.00	
09/06/01	DIVD ON 2,000 SHS @ .11 PER SH	220.00	
09/06/01	DIVD ON 5,000 SHS @ .11 PER SH	550.00	
12/06/01	DIVD ON 2,000 SHS @ .11 PER SH	220.00	
12/06/01	DIVD ON 5,000 SHS @ .11 PER SH	550.00	
	PHARMACIA CORP COM		
02/01/01	DIVD ON 2,700 SHS @ .12 PER SH	324.00	
05/01/01	DIVD ON 2,700 SHS @ .12 PER SH	324.00	
08/01/01	DIVD ON 2,700 SHS @ .135 PER SH	364.50	
	PHILIP MORRIS COMPANIES		
07/10/01	DIVD ON 1,000 SHS @ .53 PER SH	530.00	
10/10/01	DIVD ON 300 SHS @ .58 PER SH	174.00	
10/10/01	DIVD ON 1,000 SHS @ .58 PER SH	580.00	
	PROVIDIAN FINL CORP COM		
03/15/01	DIVD ON 400 SHS @ .03 PER SH	12.00	
06/15/01	DIVD ON 400 SHS @ .03 PER SH	12.00	
	SCHERING PLOUGH CORP		
02/27/01	DIVD ON 1,000 SHS @ .14 PER SH	140.00	
05/29/01	DIVD ON 1,000 SHS @ .16 PER SH	160.00	

UNITED TRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
	SCHLUMBERGER LTD		
07/09/01	DIVD ON 500 SHS @ .1875 PER SH	93.75	
	TARGET CORP		
03/12/01	DIVD ON 1,000 SHS @ .055 PER SH	55.00	
03/12/01	DIVD ON 4,000 SHS @ .055 PER SH	220.00	
06/11/01	DIVD ON 1,000 SHS @ .055 PER SH	55.00	
06/11/01	DIVD ON 4,000 SHS @ .055 PER SH	220.00	
09/10/01	DIVD ON 1,000 SHS @ .055 PER SH	55.00	
09/10/01	DIVD ON 4,000 SHS @ .055 PER SH	220.00	
12/10/01	DIVD ON 1,300 SHS @ .055 PER SH	71.50	
12/10/01	DIVD ON 4,000 SHS @ .055 PER SH	220.00	
	TEXACO INC		
06/08/01	DIVD ON 500 SHS @ .45 PER SH	225.00	
09/10/01	DIVD ON 500 SHS @ .45 PER SH	225.00	
	TEXAS INSTRS INC		
02/12/01	DIVD ON 600 SHS @ .02125 PER SH	12.75	
02/12/01	DIVD ON 500 SHS @ .02125 PER SH	10.63	
	TYCO INTERNATIONAL LTD		
02/05/01	DIVD ON 2,000 SHS @ .0125 PER SH	25.00	
02/05/01	DIVD ON 4,000 SHS @ .0125 PER SH	50.00	
05/02/01	DIVD ON 2,000 SHS @ .0125 PER SH	25.00	
05/02/01	DIVD ON 4,000 SHS @ .0125 PER SH	50.00	
08/01/01	DIVD ON 2,000 SHS @ .0125 PER SH	25.00	
08/01/01	DIVD ON 4,000 SHS @ .0125 PER SH	50.00	
11/01/01	DIVD ON 2,000 SHS @ .0125 PER SH	25.00	
11/01/01	DIVD ON 4,000 SHS @ .0125 PER SH	50.00	
	UNITED NATIONAL BANCORP		
02/01/01	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
02/01/01	DIVD ON 144,898 SHS @ .20 PER SH	28,979.60	
05/01/01	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
05/01/01	DIVD ON 144,898 SHS @ .20 PER SH	28,979.60	
08/01/01	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
08/01/01	DIVD ON 152,698 SHS @ .20 PER SH	30,539.60	
11/01/01	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
11/01/01	DIVD ON 155,801 SHS @ .20 PER SH	31,160.20	
	UNITED TECHNOLOGIES CORP		
12/10/01	DIVD ON 1,000 SHS @ .225 PER SH	225.00	
	UNITED HEALTH GROUP INC COM		
04/18/01	DIVD ON 700 SHS @ .03 PER SH	21.00	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
	WELLS FARGO & COMPANY (NEW)		
06/01/01	DIVD ON 1,000 SHS @ .24 PER SH	240.00	
09/04/01	DIVD ON 1,000 SHS @ .26 PER SH	260.00	
	-- TOTAL NET DIVIDEND INCOME --	163,675.13 *	.00 *
	-- FUND INCOME --		
	GOLDMAN SACHS INTL EQTY INST FD 867		
12/18/01	DIVIDEND DUE 12/18/01	2,030.03	
	PRIME OBLIGATIONS FUND FEDERATED - FD 10		
01/02/01	DIVIDEND DUE 12/31/00	1,085.81	
01/02/01	DIVIDEND DUE 12/31/00	838.59	
01/02/01	DIVIDEND DUE 12/31/00	81.42	
01/02/01	DIVIDEND DUE 12/31/00	2,100.83	
01/02/01	DIVIDEND DUE 12/31/00	632.59	
01/02/01	DIVIDEND DUE 12/31/00	223.63	
02/01/01	DIVIDEND DUE 01/31/01	1,050.44	
02/01/01	DIVIDEND DUE 01/31/01	1,065.74	
02/01/01	DIVIDEND DUE 01/31/01	108.68	
02/01/01	DIVIDEND DUE 01/31/01	2,034.55	
02/01/01	DIVIDEND DUE 01/31/01	335.43	
02/01/01	DIVIDEND DUE 01/31/01	423.86	
03/01/01	DIVIDEND DUE 02/28/01	926.18	
03/01/01	DIVIDEND DUE 02/28/01	905.14	
03/01/01	DIVIDEND DUE 02/28/01	127.61	
03/01/01	DIVIDEND DUE 02/28/01	1,729.54	
03/01/01	DIVIDEND DUE 02/28/01	379.78	
03/01/01	DIVIDEND DUE 02/28/01	406.15	
04/02/01	DIVIDEND DUE 03/31/01	1,001.03	
04/02/01	DIVIDEND DUE 03/31/01	984.01	
04/02/01	DIVIDEND DUE 03/31/01	180.32	
04/02/01	DIVIDEND DUE 03/31/01	1,865.86	
04/02/01	DIVIDEND DUE 03/31/01	572.07	
04/02/01	DIVIDEND DUE 03/31/01	466.72	
05/01/01	DIVIDEND DUE 04/30/01	780.04	
05/01/01	DIVIDEND DUE 04/30/01	843.29	
05/01/01	DIVIDEND DUE 04/30/01	178.61	
05/01/01	DIVIDEND DUE 04/30/01	1,738.74	
05/01/01	DIVIDEND DUE 04/30/01	706.06	
05/01/01	DIVIDEND DUE 04/30/01	385.99	
06/01/01	DIVIDEND DUE 05/31/01	694.57	
06/01/01	DIVIDEND DUE 05/31/01	753.69	

UNITEDTRUST
Trust and Investment Services Division
1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
– FUND INCOME (CONTINUED) –			
06/01/01	DIVIDEND DUE 05/31/01	142.13	
06/01/01	DIVIDEND DUE 05/31/01	1,524.41	
06/01/01	DIVIDEND DUE 05/31/01	403.65	
06/01/01	DIVIDEND DUE 05/31/01	49.10	
07/02/01	DIVIDEND DUE 06/30/01	705.60	
07/02/01	DIVIDEND DUE 06/30/01	243.23	
07/02/01	DIVIDEND DUE 06/30/01	458.52	
07/02/01	DIVIDEND DUE 06/30/01	1,328.22	
07/02/01	DIVIDEND DUE 06/30/01	58.15	
07/02/01	DIVIDEND DUE 06/30/01	30.91	
08/01/01	DIVIDEND DUE 07/31/01	711.44	
08/01/01	DIVIDEND DUE 07/31/01	517.01	
08/01/01	DIVIDEND DUE 07/31/01	482.64	
08/01/01	DIVIDEND DUE 07/31/01	1,296.96	
08/01/01	DIVIDEND DUE 07/31/01	114.87	
08/01/01	DIVIDEND DUE 07/31/01	60.57	
09/04/01	DIVIDEND DUE 08/31/01	1,030.52	
09/04/01	DIVIDEND DUE 08/31/01	1,094.70	
09/04/01	DIVIDEND DUE 08/31/01	192.84	
09/04/01	DIVIDEND DUE 08/31/01	1,267.24	
09/04/01	DIVIDEND DUE 08/31/01	232.52	
09/04/01	DIVIDEND DUE 08/31/01	92.03	
10/01/01	DIVIDEND DUE 09/30/01	71.08	
10/01/01	DIVIDEND DUE 09/30/01	771.23	
10/01/01	DIVIDEND DUE 09/30/01	212.57	
10/01/01	DIVIDEND DUE 09/30/01	1,152.94	
10/01/01	DIVIDEND DUE 09/30/01	184.95	
10/01/01	DIVIDEND DUE 09/30/01	100.79	
11/01/01	DIVIDEND DUE 10/31/01	44.04	
11/01/01	DIVIDEND DUE 10/31/01	583.12	
11/01/01	DIVIDEND DUE 10/31/01	91.06	
11/01/01	DIVIDEND DUE 10/31/01	980.18	
11/01/01	DIVIDEND DUE 10/31/01	89.43	
11/01/01	DIVIDEND DUE 10/31/01	52.79	
12/03/01	DIVIDEND DUE 11/30/01	53.70	
12/03/01	DIVIDEND DUE 11/30/01	474.71	
12/03/01	DIVIDEND DUE 11/30/01	60.96	
12/03/01	DIVIDEND DUE 11/30/01	844.73	
12/03/01	DIVIDEND DUE 11/30/01	112.40	
12/03/01	DIVIDEND DUE 11/30/01	65.10	
-- TOTAL FUND INCOME --		45,620.04 *	.00 *



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- COMMON FUND INCOME DISTRIBUTION --			
	EMPLOYEE BENEFIT BOND FUND		
01/08/01	INC DIST ON 6,996 UNITS	3,906.50	
02/02/01	INC DIST ON 6,996 UNITS	4,468.07	
03/02/01	INC DIST ON 6,996 UNITS	3,763.56	
04/03/01	INC DIST ON 6,996 UNITS	3,649.58	
05/07/01	INC DIST ON 6,996 UNITS	3,754.62	
06/04/01	INC DIST ON 7,366 UNITS	4,360.14	
07/05/01	INC DIST ON 7,366 UNITS	3,685.17	
08/02/01	INC DIST ON 7,366 UNITS	4,292.24	
09/05/01	INC DIST ON 8,634 UNITS	4,686.95	
10/04/01	INC DIST ON 8,634 UNITS	4,073.85	
11/02/01	INC DIST ON 9,337 UNITS	4,836.17	
12/04/01	INC DIST ON 9,436 UNITS	4,905.07	
-- TOTAL COMMON FUND INCOME DISTRIBUTION --		50,381.92 *	.00 *
-- GAIN/LOSS ALLOCATION --			
	EMPLOYEE BENEFIT BOND FUND		
02/02/01	LONG TERM CAPITAL LOSS ALLOCATION		1,762.31-
03/02/01	LONG TERM CAPITAL GAIN ALLOCATION		36.25
06/04/01	SHORT TERM CAPITAL LOSS ALLOCATION		169.74-
08/02/01	SHORT TERM CAPITAL GAIN ALLOCATION		102.29
09/05/01	LONG TERM CAPITAL GAIN ALLOCATION		53.63
-- TOTAL GAIN/LOSS ALLOCATION --		.00 *	1,739.88- *
-- GAIN DISTRIBUTIONS --			
	JANUS WORLDWIDE FUND #41		
01/03/01	LONG TERM CAPITAL GAIN DIST ON 3,073.575 SHS @ 6.1655 PER SH	18,950.40	
-- TOTAL GAIN DISTRIBUTIONS --		18,950.40 *	.00 *
-- TOTAL INVESTMENT INCOME --		322,676.79 *	1,739.88- *

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- PAYMENTS TO PARTICIPANTS --		
01/10/01	HARDSHIP WITHDRAWAL DISTRIBUTION TO RUTH ENNIS OF VESTED INTEREST AS AUTHORIZED	3,209.79-	
01/10/01	HARDSHIP WITHDRAWAL DISTRIBUTION TO RUTH ENNIS OF VESTED INTEREST AS AUTHORIZED	990.21-	
01/10/01	HARDSHIP WITHDRAWAL DISTRIBUTION TO EILEEN HANLEY-TRANSFER TO UNB A/C#620-832-9 OF VESTED INTEREST AS AUTHORIZED	1,285.67-	
01/10/01	REMITTANCE TO EILEEN HANLEY HARDSHIP WITHDRAWAL DISTRIBUTION TRANSFER TO UNB A/C#620-832-9 OF VESTED INTEREST AS AUTORIZED	1,107.81-	
01/18/01	PAYMENT LESS 3,801.63 FED INC TAX NON HARDSHIP WITHDRAWAL TO ROSENARY GWYNN OF VESTED INTEREST AS AUTHORIZED-DEPOSITED IN CHECKING ACCOUNT #122-814-2 UNB	14,871.18-	
01/18/01	NON-HARDSHIP WITHDRAWAL TO ROSEMARY GWYNN OF VESTED INTEREST AS AUTHORIZED-DEPOSITED IN CHECKING ACCOUNT #122-814-2 UNB	4,099.80-	
01/18/01	NON-HARDSHIP WITHDRAWAL TO ROSEMARY GWYNN OF VESTED INTEREST AS AUTHORIZED-DEPOSITED IN CHECKING ACCOUNT #122-814-2 UNB	8.33-	
01/18/01	NON-HARDSHHIP WITHDRAWAL TO ROSEMARY GWYNN OF VESTED INTEREST AS AUTHORIZED-DEPOSITED IN CHECKING ACCOUNT #122-814-2 UNB	.14-	
01/18/01	NON-HARDSHIP WITHDRAWAL TO ROSEMARY GWYNN OF VESTED INTEREST AS AUTHORIZED-DEPOSITED IN CHECKING ACCOUNT #122-814-2 UNB	28.72-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- PAYMENTS TO PARTICIPANTS (CONTINUED) --		
04/10/01	PAYMENT LESS 186.50 FED INC TAX HARDSHIP WITHDRAWAL DISTRIBUTION TO DAVID MORGAN OF VESTED INTEREST AS AUTHORIZED LESS 186.50 FEDERAL WITHHOLDING	764.60-	
04/10/01	PAYMENT HARDSHIP WITHDRAWAL DISTRIBUTION TO DAVID MORGAN OF VESTED INTEREST AS AUTHORIZED LESS 186.50 FEDERAL WITHHOLDING	167.88-	
06/19/01	UNB CHECKING ACCOUNT # 124-534-6 N/O GLENN GUERIN REFUND OF EXCESS CONTRIBUTIONS AND EARNINGS FOR 2000. FAILURE OF ANNUAL ADDITIONS AND LIMITATIONS TEST AS AUTHORIZED	597.04-	
06/19/01	UNB CHECKING # 124-534-6 N/O GLENN GUERIN-REFUND OF EXCESS CONTRI-BUTIONS AND EARNINGS FOR 2000. FAILURE OF ANNUAL ADDITIONS AND LIMITATIONS TEST AS AUTHORIZED	69.42-	
06/19/01	UNB CHECKING # 124-534-6 N/O GLENN GUERIN- REFUND OF EXCESS CONTRI-BUTIONS AND EARNINGS FOR 2000. FAILURE OF ANNUAL ADDITIONS AND LIMITATIONS TEST AS AUTHORIZED	722.00-	
	-- TOTAL PAYMENTS TO PARTICIPANTS --	27,922.59-*	.00 *
	-- LUMP SUM DISTRIBUTIONS --		
03/27/01	LUMP SUM DISTRIBUTION UNITED NATIONAL BANK F/B/O ANITA DOYLE A/C#870040920 AS A DIRECT ROLLOVER AS AUTHORIZED	13,629.16-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
03/27/01	LUMP SUM DISTRIBUTION FMR CORP P/S PLAN F/B/O PEGGY MERKOURIOU A/C#138-92-9882 AS A DIRECT ROLLOVER AS AUTHORIZED	26.96-	
03/27/01	LUMP SUM DISTRIBUTION MONA REVOLUS 154-72-3437 AS AUHTORIZED	12.71-	
03/27/01	LUMP SUM DISTRIBUTION TO MOVICIA MOZINGO OF VESTED INTEREST AS AUTHORIZED TO UNB CHECKING A/C#160-854-8	817.74-	
03/27/01	LUMP SUM DISTRIBUTION TO SHIRLEY KINNEY AS AUTHORIZED	150.88-	
03/27/01	LUMP SUM DISTRIBUTION SUSAN MARABELLA SS#139-56-2200 AS AUTHORIZED	52.38-	
03/27/01	LUMP SUM DISTRIBUTION VANGUARD F/B/O LISA MIDDLETON A/C#090695 AS A DIRECT ROLLOVER AS AUTHORIZED	60.48-	
03/27/01	LUMP SUM DISTRIBUTION UNITED NATIONAL BANK F/B/O ANITA DOYLE A/C#870040920 AS A DIRECT ROLLOVER AS AUTHORIZED	19,861.37-	
03/27/01	LUMP SUM DISTRIBUTION FMR CORP P/S PLAN F/B/O PEGGY MERKOURIOU A/C#138-92-9882 AS A DIRECT ROLLOVER AS AUTHORIZED	1,107.66-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
03/27/01	LUMP SUM DISTRIBUTION LESS 108.35 FED INC TAX INDIRA RAJKUMAR SS#139-80-9232 AS AURTHORIZED	270.98-	
03/27/01	LUMP SUM DISTRIBUTION LESS 2,479.84 FED INC TAX TO MOVICIA MOZINGO OF VESTED INTEREST AS AUTHORIZED TO UNB CHECKING A/C#160-854-8	8,271.97-	
03/27/01	LUMP SUM DISTRIBUTION SUSAN MARABELLA SS#139-56-2200 AS AUTHORIZED	13.04-	
03/27/01	LUMP SUM DISTRIBUTION VANGUARD F/B/O LISA MIDDLETON A/C#090695 AS A DIRECT ROLLOVER AS AUTHORIZED	74.64-	
03/27/01	LUMP SUM DISTRIBUTION UNITED NATIONAL BANK F/B/O ANITA DOYLE A/C#870040920 AS A DIRECT ROLLOVER AS AUTHORIZED	7,756.22-	
03/27/01	LUMP SUM DISTRIBUTION INDIRA RAJKUMAR SS#139-80-9232 AS AURTHORIZED	67.34-	
03/27/01	LUMP SUM DISTRIBUTION MONA REVOLUS 154-72-3437 AS AUHTORIZED	211.37-	
03/27/01	LUMP SUM DISTRIBUTION TO MOVICIA MOZINGO OF VESTED INTEREST AS AUTHORIZED TO UNB CHECKING A/C#160-854-8	795.79-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
03/27/01	LUMP SUM DISTRIBUTION VANGUARD F/B/O LISA MIDDLETON A/C#090695 AS A DIRECT ROLLOVER AS AUTHORIZED	72.75-	
03/27/01	LUMP SUM DISTRIBUTION MONA REVOLUS 154-72-3437 AS AUHTORIZED	207.70-	
03/27/01	LUMP SUM DISTRIBUTION TO MOVICIA MOZINGO OF VESTED INTEREST AS AUTHORIZED TO UNB CHECKING A/C#160-854-8	756.89-	
03/27/01	LUMP SUM DISTRIBUTION VANGUARD F/B/O LISA MIDDLETON A/C#090695 AS A DIRECT ROLLOVER AS AUTHORIZED	74.52-	
03/27/01	LUMP SUM DISTRIBUTION UNITED NATIONAL BANK F/B/O ANITA DOYLE A/C#870040920 AS A DIRECT ROLLOVER AS AUTHORIZED	9,188.10-	
03/27/01	LUMP SUM DISTRIBUTION FMR CORP P/S PLAN F/B/O PEGGY MERKOURIOU A/C#138-92-9882 AS A DIRECT ROLLOVER AS AUTHORIZED	1,576.07-	
03/27/01	LUMP SUM DISTRIBUTION LESS 454.22 FED INC TAX MONA REVOLUS 154-72-3437 AS AUHTORIZED	1,140.37-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

-- LUMP SUM DISTRIBUTIONS (CONTINUED) --

DATE	DESCRIPTION	CASH	BOOK VALUE
03/27/01	LUMP SUM DISTRIBUTION TO MOVICIA MOZINGO OF VESTED INTEREST AS AUTHORIZED TO UNB CHECKING A/C#160-854-8	1,756.81-	
03/27/01	LUMP SUM DISTRIBUTION SUSAN MARABELLA SS#139-56-2200 AS AUTHORIZED	41.46-	
03/27/01	LUMP SUM DISTRIBUTION VANGUARD F/B/O LISA MIDDLETON A/C#090695 AS A DIRECT ROLLOVER AS AUTHORIZED	57.06-	
03/27/01	LUMP SUM DISTRIBUTION UNITED NATIONAL BANK F/B/O ANITA DOYLE A/C#870040920 AS A DIRECT ROLLOVER AS AUTHORIZED	3,216.18-	
03/27/01	LUMP SUM DISTRIBUTION FMR CORP P/S PLAN F/B/O PEGGY MERKOURIOU A/C#138-92-9882 AS A DIRECT ROLLOVER AS AUTHORIZED	606.26-	
03/27/01	LUMP SUM DISTRIBUTION INDIRA RAJKUMAR SS#139-80-9232 AS AURTHORIZED	203.45-	
03/27/01	LUMP SUM DISTRIBUTION MONA REVOLUS 154-72-3437 AS AUHTORIZED	698.94-	
03/29/01	LUMP SUM DISTRIBUTION TO AMERITRADE FBO SANDRA BARKER. IRA A/C#770185775 - VESTED INTEREST AS AUTHORIZED - DIRECT ROLLOVER	429.76-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
03/29/01	LUMP SUM DISTRIBUTION TO AMERITRADE FBO SANDRA BARKER, IRA A/C#770185775 - VESTED INTEREST AS AUTHORIZED - DIRECT ROLLOVER	219.46-	
03/29/01	LUMP SUM DISTRIBUTION TO AMERITRADE FBO SANDRA BARKER, IRA A/C#770185775 - VESTED INTEREST AS AUTHORIZED	822.13-	
05/16/01	LUMP SUM DISTRIBUTION LESS 2,899.79 FED INC TAX LESS 270.00 NEW JERSEY INC TAX SABRINA PENNA OF VESTED INTEREST AS AUTHORIZED	9,998.93-	
05/16/01	LUMP SUM DISTRIBUTION ROBERT MURPHY OF VESTED INTEREST AS AUTHORIZED	53.17-	
05/16/01	LUMP SUM DISTRIBUTION LESS 2,628.35 FED INC TAX LESS 182.13 NEW JERSEY INC TAX EDITH IRIZARRY OF VESTED INTEREST AS AUTHORIZED	5,123.41-	
05/16/01	LUMP SUM DISTRIBUTION LESS 3,672.15 FED INC TAX LESS 220.33 NEW JERSEY INC TAX ROSALIE BARRETO OF VESTED INTEREST AS AUTHORIZED	11,668.42-	
05/16/01	LUMP SUM DISTRIBUTION LESS 895.42 FED INC TAX LESS 38.72 NEW JERSEY INC TAX ROBERT MURPHY OF VESTED INTEREST AS AUTHORIZED	3,321.61-	
05/16/01	LUMP SUM DISTRIBUTION EDITH IRIZARRY OF VESTED INTEREST AS AUTHORIZED	4,363.99-	
05/16/01	LUMP SUM DISTRIBUTION ROSALIE BARRETO OF VESTED INTEREST AS AUTHORIZED	2,277.07-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
05/16/01	LUMP SUM DISTRIBUTION LESS 165.02 FED INC TAX KAREN DOMINQUEZ OF VESTED-INTEREST AS AUTHORIZED	328.09-	
05/16/01	LUMP SUM DISTRIBUTION KAREN DOMINQUEZ OF VESTED INTEREST AS AUTHORIZED	105.03-	
05/16/01	LUMP SUM DISTRIBUTION EDITH IRIZARRY OF VESTED INTEREST AS AUTHORIZED	426.18-	
05/16/01	LUMP SUM DISTRIBUTION ROSALIE BARRETO OF VESTED INTEREST AS AUTHORIZED	449.72-	
05/16/01	LUMP SUM DISTRIBUTION KAREN DOMINQUEZ OF VESTED INTEREST AS AUTHORIZED	203.14-	
05/16/01	LUMP SUM DISTRIBUTION ROBERT MURPHY OF VESTED INTEREST AS AUTHORIZED	206.88-	
05/16/01	LUMP SUM DISTRIBUTION EDITH IRIZARRY OF VESTED INTEREST AS AUTHORIZED	3,228.15-	
05/16/01	LUMP SUM DISTRIBUTION ROSALIE BARRETO OF VESTED INTEREST AS AUTHORIZED	293.36-	
05/16/01	LUMP SUM DISTRIBUTION KAREN DOMINQUEZ OF VESTED INTEREST AS AUTHORIZED	107.44-	
05/16/01	LUMP SUM DISTRIBUTION KAREN DOMINQUEZ OF VESTED INTEREST AS AUTHORIZED	81.39-	
05/29/01	LUMP SUM DISTRIBUTION SALOMON SMITH BARNEY FBO SCOTT M PEARLMAN, IRA A/C#333-81582 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	72.23-	

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
05/29/01	LUMP SUM DISTRIBUTION SALOMON SMITH BARNEY FBO SCOTT M PEARLMAN, IRA A/C#333-81582 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	6,741.35-	
05/29/01	LUMP SUM DISTRIBUTION SALOMON SMITH BARNEY FBO SCOTT M PEARLMAN, IRA A/C#333-81582 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	569.85-	
06/05/01	LUMP SUM DISTRIBUTION TO LILLIAN LUGO OF VESTED INTEREST AS AUTH	187.04-	
06/05/01	LUMP SUM DISTRIBUTION TO ALEXANDRA SWIDER OF VESTED INTEREST AS AUTH	113.21-	
06/05/01	LUMP SUM DISTRIBUTION MANDY MOWREY OF VESTED INTEREST AS AUTH	27.42-	
06/05/01	LUMP SUM DISTRIBUTION LESS 42.45 FED INC TAX TO SANAA MIDANI OF VESTED INTEREST AS AUTH	212.27-	
06/05/01	LUMP SUM DISTRIBUTION SUMMIT BANK FBO JOAN MC MAHON IRA A/C#7000150940 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTH	408.15-	
06/05/01	LUMP SUM DISTRIBUTION LESS 47.80 FED INC TAX RITA OLWELL OF VESTED INTEREST AS AUTH	102.59-	
06/05/01	LUMP SUM DISTRIBUTION LESS 149.52 FED INC TAX MANDY MOWREY OF VESTED INTEREST AS AUTH	667.73-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
06/05/01	LUMP SUM DISTRIBUTION RITA OLWELL OF VESTED INTEREST AS AUTH	55.16-	
06/05/01	LUMP SUM DISTRIBUTION RITA OLWELL OF VESTED INTEREST AS AUTH	81.23-	
06/05/01	LUMP SUM DISTRIBUTION A.G. EDWARDS & SONS, INC FBO JAMES J. CARUGAN IRA A/C#203-415605-011 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTH	665.52-	
06/05/01	LUMP SUM DISTRIBUTION PEAPACK GLADSTONE BANK FBO CHRIS VANDERSTAD A/C#49008959287 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTH	1,831.70-	
06/05/01	LUMP SUM DISTRIBUTION SUMMIT FINANCIAL SERVICES GROUP FBO ANA RODRIGUEZ IRA A/C#76862310 AS A DIRECT ROLLOVER OF VESTED INT AS AUTH	368.80-	
06/05/01	LUMP SUM DISTRIBUTION MANDY MOWREY OF VESTED INTEREST AS AUTH	52.46-	
06/20/01	LUMP SUM DISTRIBUTION TO JENNIFER BARNES OF VESTED INTEREST AS AUTHORIZED	42.72-	
06/20/01	LUMP SUM DISTRIBUTION ALLMERICA FINANCIAL/ ALLMERICA INVESTMENTS INC FBO JOHN C GWYNN A/C#AFS177245 AS A DIRECT ROLLOVER	11,304.26-	

UNITEDTRUST
Trust and Investment Services Division
1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
06/20/01	LUMP SUM DISTRIBUTION ALLMERICA FINANCIAL/ ALLMERICA INVESTMENTS INC FBO JOHN C GWYNN A/C#AFS177245 AS A DIRECT ROLLOVER	43.74-	
06/20/01	LUMP SUM DISTRIBUTION FLORENCE RICHARDS	8.94-	
06/20/01	LUMP SUM DISTRIBUTION LESS 205.56 FED INC TAX TO PHILIP PORTANTINO OF VESTED INTEREST AS AUTHORIZED	668.57-	
06/20/01	LUMP SUM DISTRIBUTION ALLMERICA FINANCIAL/ ALLMERICA INVESTMENTS INC FBO JOHN C GWYNN A/C#AFS177245 AS A DIRECT ROLLOVER	48.43-	
06/20/01	LUMP SUM DISTRIBUTION FLORENCE RICHARDS	14.37-	
06/20/01	LUMP SUM DISTRIBUTION ALLMERICA FINANCIAL/ ALLMERICA INVESTMENTS INC FBO JOHN C GWYNN A/C#AFS177245 AS A DIRECT ROLLOVER	3.57-	
06/20/01	LUMP SUM DISTRIBUTION FBO ELLEN CARLSON,IRA SS#152-40-2152 TO FIDLEITY MANAGEMENT TRUST COMPANY AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	735.91-	
06/20/01	LUMP SUM DISTRIBUTION ALLMERICA FINANCIAL/ ALLMERICA INVESTMENTS INC FBO JOHN C GWYNN A/C#AFS177245 AS A DIRECT ROLLOVER	11,411.31-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
06/20/01	LUMP SUM DISTRIBUTION ALLMERICA FINANCIAL/ ALLMERICA INVESTMENTS INC FBO JOHN C GWYNN A/C#AFS177245 AS A DIRECT ROLLOVER	4.78-	
06/20/01	LUMP SUM DISTRIBUTION FLORENCE RICHARDS	15.65-	
06/20/01	LUMP SUM DISTRIBUTION TO PHILIP PORTANTINO OF VESTED INTEREST AS AUTHORIZED	359.23-	
06/26/01	LUMP SUM DISTRIBUTION THE TRUST COMPANY OF NEW JERSEY F/B/O DIANE RUSSO A/C#0380700457 AS A DIRECT ROLLOVER	17,814.34-	
06/26/01	LUMP SUM DISTRIBUTION PUTNAM FIDUCIARY TRUST CO F/B/O WILLIAM BIRATH A/C#139-44-7818 AS A DIRECT ROLLOVER	14,212.56-	
06/26/01	LUMP SUM DISTRIBUTION CHARLES SCHWAB FBO BRUCE GREENSPAN IRA A/C#3876-5819 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	7,221.62-	
06/26/01	LUMP SUM DISTRIBUTION THE TRUST COMPANY OF NEW JERSEY F/B/O DIANE RUSSO A/C#0380700457 AS A DIRECT ROLLOVER	10,082.62-	
06/26/01	LUMP SUM DISTRIBUTION PUTNAM FIDUCIARY TRUST CO F/B/O WILLIAM BIRATH A/C#139-44-7818 AS A DIRECT ROLLOVER	4,392.20-	

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
06/26/01	LUMP SUM DISTRIBUTION THE TRUST COMPANY OF NEW JERSEY F/B/O DIANE RUSSO A/C#0380700457 AS A DIRECT ROLLOVER	1,243.71-	
06/26/01	LUMP SUM DISTRIBUTION THE TRUST COMPANY OF NEW JERSEY F/B/O DIANE RUSSO A/C#0380700457 AS A DIRECT ROLLOVER	3,119.31-	
06/26/01	LUMP SUM DISTRIBUTION PUTNAM FIDUCIARY TRUST CO F/B/O WILLIAM BIRATH A/C#139-44-7818 AS A DIRECT ROLLOVER	1,099.26-	
09/04/01	LUMP SUM DISTRIBUTION JANUS FBO LENORE DILDINE A/C#306383288 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	54.85-	
09/04/01	LUMP SUM DISTRIBUTION STATE STREET BANK & TRUST COMPANY CUSTODIAN FBO KAREN MARIE SLIFKA SS#154-52-5211 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	72.44-	
09/04/01	LUMP SUM DISTRIBUTION MELLON BANK AS TRUSTEE FOR CIT GROUP S.I.P. FBO SUSAN LAURITA A/C#151-64-4479 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	46.66-	
09/04/01	LUMP SUM DISTRIBUTION NATIONAL LIFE INSURANCE FBO ELLEN MOTT IRA 899358 A/C#015583235 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	12,451.77-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/04/01	LUMP SUM DISTRIBUTION PUTNAM F/B/O SILVANA LIBURD A/C#148-92-9731 AS A DIRECT ROLLOVER AS AUTHORIZED	71.26-	
09/04/01	LUMP SUM DISTRIBUTION JANUS FBO LENORE DILDINE A/C#306383288 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	22.40-	
09/04/01	LUMP SUM DISTRIBUTION STATE STREET BANK & TRUST COMPANY CUSTODIAN FBO KAREN MARIE SLIFKA SS#154-52-5211 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	3,842.37-	
09/04/01	LUMP SUM DISTRIBUTION MELLON BANK AS TRUSTEE FOR CIT GROUP S.I.P. FBO SUSAN LAURITA A/C#151-64-4479 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	4,019.89-	
09/04/01	LUMP SUM DISTRIBUTION PUTNAM F/B/O SILVANA LIBURD A/C#148-92-9731 AS A DIRECT ROLLOVER AS AUTHORIZED	104.82-	
09/04/01	LUMP SUM DISTRIBUTION JANUS FBO LENORE DILDINE A/C#306383288 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	1,158.97-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/04/01	LUMP SUM DISTRIBUTION MELLON BANK AS TRUSTEE FOR CIT GROUP S.I.P. FBO SUSAN LAURITA A/C#151-64-4479 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	861.79-	
09/04/01	LUMP SUM DISTRIBUTION PUTNAM F/B/O SILVANA LIBURD A/C#148-92-9731 AS A DIRECT ROLLOVER AS AUTHORIZED	202.68-	
09/04/01	LUMP SUM DISTRIBUTION JANUS FBO LENORE DILDINE A/C#306383288 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	1,113.04-	
09/04/01	LUMP SUM DISTRIBUTION MELLON BANK AS TRUSTEE FOR CIT GROUP S.I.P. FBO SUSAN LAURITA A/C#151-64-4479 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	833.06-	
09/04/01	LUMP SUM DISTRIBUTION PUTNAM F/B/O SILVANA LIBURD A/C#148-92-9731 AS A DIRECT ROLLOVER AS AUTHORIZED	592.58-	
09/04/01	LUMP SUM DISTRIBUTION JANUS FBO LENORE DILDINE A/C#306383288 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	154.46-	

UNITEDTRUST
Trust and Investment Services Division
1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/04/01	LUMP SUM DISTRIBUTION STATE STREET BANK & TRUST COMPANY CUSTODIAN FBO KAREN MARIE SLIFKA SS#154-52-5211 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	3,170.92-	
09/04/01	LUMP SUM DISTRIBUTION MELLON BANK AS TRUSTEE FOR CIT GROUP S.I.P. FBO SUSAN LAURITA A/C#151-64-4479 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	1,109.15-	
09/04/01	LUMP SUM DISTRIBUTION NATIONAL LIFE INSURANCE FBO ELLEN MOTT IRA 899358 A/C#015583235 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	32,071.46-	
09/04/01	LUMP SUM DISTRIBUTION PUTNAM F/B/O SILVANA LIBURD A/C#148-92-9731 AS A DIRECT ROLLOVER AS AUTHORIZED	85.22-	
09/04/01	LUMP SUM DISTRIBUTION STATE STREET BANK & TRUST COMPANY CUSTODIAN FBO KAREN MARIE SLIFKA SS#154-52-5211 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	3,240.78-	
09/04/01	LUMP SUM DISTRIBUTION MELLON BANK AS TRUSTEE FOR CIT GROUP S.I.P. FBO SUSAN LAURITA A/C#151-64-4479 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	709.23-	

UNITED TRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/14/01	LUMP SUM DISTRIBUTION SOMERSET VALLEY BANK F/B/O CLAUDE A. D'ALESSIO A/C#0010072043 AS A DIRECT ROLLOVER AS AUTHORIZED	1,632.84-	
09/14/01	LUMP SUM DISTRIBUTION SOMERSET VALLEY BANK F/B/O CLAUDE A. D'ALESSIO A/C#0010072043 AS A DIRECT ROLLOVER AS AUTHORIZED	51,060.56-	
09/14/01	LUMP SUM DISTRIBUTION SOMERSET VALLEY BANK F/B/O CLAUDE A. D'ALESSIO A/C#0010072043 AS A DIRECT ROLLOVER AS AUTHORIZED	11,555.10-	
09/14/01	LUMP SUM DISTRIBUTION SOMERSET VALLEY BANK F/B/O CLAUDE A. D'ALESSIO A/C#0010072043 AS A DIRECT ROLLOVER AS AUTHORIZED	15,312.11-	
09/14/01	LUMP SUM DISTRIBUTION SOMERSET VALLEY BANK F/B/O CLAUDE A. D'ALESSIO A/C#0010072043 AS A DIRECT ROLLOVER AS AUTHORIZED	41.09-	
09/14/01	LUMP SUM DISTRIBUTION SOMERSET VALLEY BANK F/B/O CLAUDE A. D'ALESSIO A/C#0010072043 AS A DIRECT ROLLOVER AS AUTHORIZED	774.01-	
09/25/01	LUMP SUM DISTRIBUTION TO VERNELL WILSON OF VESTED INTEREST AS AUTHORIZED	43.42-	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/25/01	LUMP SUM DISTRIBUTION PURNIMA DESAI OF VESTED INTEREST AS AUTHORIZED	95.77-	
09/25/01	LUMP SUM DISTRIBUTION FMTC RONALD D WOOD, IRA A/C#159228721 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	30,670.29-	
09/25/01	LUMP SUM DISTRIBUTION PURNIMA DESAI OF VESTED INTEREST AS AUTHORIZED	1,555.05-	
09/25/01	LUMP SUM DISTRIBUTION JAMES AJOH OF VESTED INTEREST AS AUTHORIZED	29.63-	
09/25/01	LUMP SUM DISTRIBUTION LESS 146.26 FED INC TAX GENE KETTERER OF VESTED INTEREST AS AUTHORIZED	253.52-	
09/25/01	LUMP SUM DISTRIBUTION FMTC RONALD D WOOD, IRA A/C#159228721 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	41,052.28-	
09/25/01	LUMP SUM DISTRIBUTION PURNIMA DESAI OF VESTED INTEREST AS AUTHORIZED	1,318.17-	
09/25/01	LUMP SUM DISTRIBUTION JAMES AJOH OF VESTED INTEREST AS AUTHORIZED	59.23-	
09/25/01	LUMP SUM DISTRIBUTION GENE KETTERER OF VESTED INTEREST AS AUTHORIZED	241.05-	
09/25/01	LUMP SUM DISTRIBUTION JAMES AJOH OF VESTED INTEREST AS AUTHORIZED	29.56-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/25/01	LUMP SUM DISTRIBUTION GENE KETTERER OF VESTED INTEREST AS AUTHORIZED	236.74-	
09/25/01	LUMP SUM DISTRIBUTION FMTC RONALD D WOOD, IRA A/C#159228721 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	940.55-	
09/25/01	LUMP SUM DISTRIBUTION LESS 949.96 FED INC TAX PURNIMA DESAI OF VESTED INTEREST AS AUTHORIZED	1,683.56-	
09/25/01	LUMP SUM DISTRIBUTION FMTC RONALD D WOOD, IRA A/C#159228721 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	11,085.50-	
09/25/01	LUMP SUM DISTRIBUTION PURNIMA DESAI OF VESTED INTEREST AS AUTHORIZED	97.23-	
09/25/01	LUMP SUM DISTRIBUTION JAMES AJOH OF VESTED INTEREST AS AUTHORIZED	29.45-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION SUZANNE CHILLOT BOWER SOCIAL SECURITY 208-62-7884	2,299.40-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NANCY GUZMAN-BRIGGS SOCIAL SECURITY 140-64-8043	109.66-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION MANUELA Y PETOIA SOCIAL SECURITY 150-98-7562	106.15-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION DEADREA WHITE SOCIAL SECURITY 148-64-0168	3.51-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
12/12/01	QUALIFIED TOTAL DISTRIBUTION TEJATTI BEDESSIE SOCIAL SECURITY 148-94-2484 LESS 20.12 FEDERAL WITHHOLDING	80.49-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION LYNN BROPHY SOCIAL SECURITY 154-56-2440 LESS 250.47 FEDERAL WITHHOLDING	1,001.88-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION SUZANNE CHILLOT BOWER SOCIAL SECURITY 208-62-7884	2,172.66-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION TARA DAY SOCIAL SECURITY 089-62-5347	148.36-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NANCY GUZMAN-BRIGGS SOCIAL SECURITY 140-64-8043	931.04-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION MANUELA Y PETOIA SOCIAL SECURITY 150-98-7562	2,746.86-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NILANJANA RAY SOCIAL SECURITY 137-72-7664 LESS 39.77 FEDERAL WITHHOLDING	159.06-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION SUZANNE CHILLOT BOWER SOCIAL SECURITY 208-62-7884	1,522.00-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NANCY GUZMAN-BRIGGS SOCIAL SECURITY 140-64-8043	772.80-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NILANJANA RAY SOCIAL SECURITY 137-72-7664 LESS 48.01 FEDERAL WITHHOLDING	192.05-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NANCY GUZMAN-BRIGGS SOCIAL SECURITY 140-64-8043	724.36-	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
12/12/01	QUALIFIED TOTAL DISTRIBUTION NILANJANA RAY SOCIAL SECURITY 137-72-7664 LESS 31.56 FEDERAL WITHHOLDING	126.22-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION SUZANNE CHILLOT BOWER SOCIAL SECURITY 208-62-7884	1,315.56-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NANCY GUZMAN-BRIGGS SOCIAL SECURITY 140-64-8043	2,282.08-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION MANUELA Y PETOIA SOCIAL SECURITY 150-98-7562	830.70-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION BERNICE JALA SOCIAL SECURITY 151-36-8270	58.53-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION TEJATTI BEDESSIE SOCIAL SECURITY 148-94-2484 LESS 25.20 FEDERAL WITHHOLDING	100.78-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION TARA DAY SOCIAL SECURITY 089-62-5347	164.61-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NANCY GUZMAN-BRIGGS SOCIAL SECURITY 140-64-8043	1,836.43-	
12/12/01	QUALIFIED TOTAL DISTRIBUTION NILANJANA RAY SOCIAL SECURITY 137-72-7664 LESS 27.41 FEDERAL WITHHOLDING	109.68-	
12/18/01	QUALIFIED TOTAL DISTRIBUTION ELAINE D'AMBOLA SOCIAL SECURITY 146-32-7590	135.12-	
12/18/01	QUALIFIED TOTAL DISTRIBUTION ELAINE D'AMBOLA SOCIAL SECURITY 146-32-7590	1,712.83-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
12/18/01	QUALIFIED TOTAL DISTRIBUTION ELAINE D'AMBOLA SOCIAL SECURITY 146-32-7590	72.17-	
12/18/01	QUALIFIED TOTAL DISTRIBUTION ELAINE D'AMBOLA SOCIAL SECURITY 146-32-7590	1,816.11-	
12/26/01	LUMP SUM DISTRIBUTION LESS 53.64 FED INC TAX JOSEPH NAPPI OF VESTED INTEREST AS AUTHORIZED	107.83-	
12/26/01	LUMP SUM DISTRIBUTION JOSEPH NAPPI OF VESTED INTEREST AS AUTHORIZED	83.07-	
12/26/01	LUMP SUM DISTRIBUTION JOSEPH NAPPI OF VESTED INTEREST AS AUTHORIZED	77.30-	
05/18/01	LUMP SUM DISTRIBUTION TO BETH HAMMER OF VESTED INTEREST AS AUTHORIZED TO ALLAIRE COMMUNITY BK A/C # 0100026962	7,891.65-	
05/18/01	LUMP SUM DISTRIBUTION TO BETH HAMMER OF VESTED INTEREST AS AUTHORIZED TO ALLAIRE COMMUNITY BANK A/C# 0100026962	4,648.27-	
05/18/01	LUMP SUM DISTRIBUTION TO BETH HAMMER OF VESTED INTEREST AS AUTHORIZED TO ALLAIRE COMMUNITY BANK A/C# 0100026962	3,476.61-	
05/18/01	LUMP SUM DISTRIBUTION TO BETH HAMMER OF VESTED INTEREST AS AUTHORIZED A/C# 0100026962 ALLAIRE COMMUNITY BANK	822.17-	
	-- TOTAL LUMP SUM DISTRIBUTIONS --	488,912.90-*	.00 *

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- WITHDRAWALS --		
	UNITED NATIONAL BANCORP		
09/13/01	DELVD 897 SHS TO MORGAN STANLEY DEAN WITTER F/B/O CLAUDE A.D'ALESSIO		17,265.03-
12/19/01	DELIVERED 63 SHS TO NATIONAL FINANCIAL SERVICE F/B/O ELAINE D'AMBOLA.		1,242.49-
	-- TOTAL WITHDRAWALS --	.00 *	18,507.52- *
	-- TRANSFERS --		
01/16/01	TRANSFER AS 10/1/00 FINAL ELECTION TRANSFERS	1,546.97-	
01/16/01	TRANSFER AS 10/1/00 FINAL ELECTION TRANSFERS	10,560.33-	
03/22/01	TRANSFER TO A/C# 62-0093-03 UNB 401K FIXED CONTRIBUTION TRUE-UP 12/31/00	.95-	
03/22/01	TRANSFER TO A/C # 62-0093-06 UNB 401K GLOBAL CONTRIBUTION TRUE-UP 12/31/00	.03-	
03/22/01	TRANSFER TO A/C # 62-0093-04 UNB 401K MONEY MARKET CONTRIBUTION TRUE-UP 12/31/00	.46-	
03/22/01	TRANSFER TO A/C # 62-0093-02 UNB 401K EQUITY TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	7,114.01-	
03/22/01	TRANSFER TO A/C # 62-0093-06 UNB 401K GLOBAL TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	1,256.48-	
03/22/01	TRANSFER TO A/C # 62-0093-04 UNB 401K MONEY MARKET TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	13.63-	


UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TRANSFERS (CONTINUED) --		
03/22/01	TRANSFER TO A/C # 62-0093-03 UNB 401K FIXED TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	258.74-	
03/22/01	TRANSFER TO A/C # 62-0093-05 UNB 401K STOCK TRANSFER TO FORFEITURE SUSPENSE ACCOUNT	60.46-	
03/22/01	TRANSFER TO A/C # 62-0093-04 UNB 401K MONEY MARKET INVESTMENT ELECTION TRUE-UP 12/31/00	19,182.02-	
03/22/01	TRANSFER TO A/C # 62-0093-05 UNB 401K STOCK INVESTMENT ELECTION TRUE-UP 12/31/00	8,795.74-	
03/22/01	TRANSFER TO A/C# 62-0093-05 UNB 401K STOCK CONTRIBUTION TRUE-UP 12/31/00	474.82-	
03/22/01	TRANSFER TO A/C # 62-0093-04 UNB 401K MONEY MARKET CONTRIBUTION TRUE-UP 12/31/00	533.41-	
03/22/01	TRANSFER TO A/C # 62-0093-05 UNB 401K STOCK INVESTMENT ELECTION TRUE-UP 12/31/00	28,345.40-	
03/22/01	TRANSFER TO A/C # 62-0093-04 UNB 401K MONEY MARKET INVESTMENT ELECTION TRUE-UP 9/30/00	.01-	
03/22/01	TRANSFER TO A/C # 62-0093-05 UNB 401K STOCK WITHDRAWAL TRUE UP 12/31/00	1,113.09-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 3/31/01	1,823.50-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TRANSFERS (CONTINUED) --		
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 12/31/00	14,228.02-	
05/08/01	TRANSFER TO A/C # 62-0093-00 401K MAIN CONTRIBUTION TRUE UP 12/31/01	1.90-	
05/08/01	TRANSFER TO A/C # 62-0093-06 UNB 401K GLOBAL CONTRIBUTION TRUE UP 3/31/01	.08-	
05/08/01	TRANSFER TO A/C 62-0093-00 UNB 401K - MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 3/31/01	90.21-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 12/31/00	517.48-	
05/08/01	TRANSFER TO A/C # 62-0093-02 UNB 401K EQUITY CONTRIBUTION TRUE-UP 12/31/00	1,067.74-	
05/08/01	TRANSFER TO A/C # 62-0093-02 UNB 401K EQUITY CONTRIBUTION TRUE UP 3/31/01	355.32-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 3/31/01	191.32-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 12/31/00	27.26-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TRANSFERS (CONTINUED) --		
05/08/01	TRANSFER TO A/C # 62-0093-02 UNB 401K EQUITY INVESTMENT ELECTION TRUE UP 12/31/00	38,364.04-	
05/08/01	TRANSFER TO A/C # 62-0093-02 UNB 401K EQUITY CONTRIBUTION TRUE-UP 12/31/00	948.72-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN CONTRIBUTION TRUE-UP 12/31/00	.92-	
05/08/01	TRANSFER TO A/C # 62-0093-02 UNB 401K EQUITY CONTRIBUTION TRUE UP 3/31/01	204.21-	
05/08/01	TRANSFER TO A/C # 62-0093-06 UNB 401K GLOBAL CONTRIBUTION TRUE UP 3/31/01	79.84-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 3/31/01	142.05-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 12/31/00	120.92-	
05/08/01	TRANSFER TO A/C # 62-0093-06 UNB 401K GLOBAL WITHDRAWAL TRUE UP 12/31/00	2,226.18-	
05/08/01	TRANSFER TO A/C # 62-0093-02 UNB 401K EQUITY INVESTMENT ELECTION TRUE UP 12/31/00	18,326.76-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TRANSFERS (CONTINUED) --		
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN INVESTMENT ELECTION TRUE UP 12/31/00	55,955.52-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN CONTRIBUTION TRUE UP 12/31/00	.06-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 3/31/01	1,279.59-	
05/08/01	TRANSFER TO A/C # 62-0093-00 UNB 401K MAIN TRANSFER TO FORFEITURE SUSPENSE ACCOUNT 12/31/00	2,512.96-	
05/08/01	TRANSFER TO A/C # 62-0093-05 UNB 401K STOCK TRANSFER FOR GLYNN, ENNIS, HARVEY DIST. 3/31/01	1,107.81-	
05/29/01	TRANSFER TO A/C # 62-0093-03 N/O UNB P/S & 401K FIXED INTERFUND TRANSFER AS AUTHORIZED	77,176.18-	
05/29/01	TRANSFER TO A/C # 62-0093-05 N/O UNB 401K P/S STOCK-CASH INTERFUND TRANSFER AS AUTHORIZED	905.93-	
05/29/01	TRANSFER TO A/C # 62-0093-03 N/O UNB P/S & 401K FIXED INTERFUND TRANSFER AS AUTHORIZED	10,260.85-	
05/29/01	TRANSFER TO A/C # 62-0093-03 N/O UNB P/S & 401K FIXED INTERFUND TRANSFER AS AUTHORIZED	12,457.68-	

UNITEDTRUST
Trust and Investment Services Division
1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TRANSFERS (CONTINUED) --		
08/23/01	TRANSFER TO A/C # 62-0093-03 UTB P/S & 401K - FIXED TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	808.81-	
08/23/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K - MAIN TRANSFER FORFEITURE SUSPENSE FOR PERIOD ENDING 6/30/01	4,261.87-	
08/23/01	TRANSFER TO A/C # 62-0093-03 UTB P/S & 401K FIXED TRANSFER TO CORRECT DISTRIBUTIONS PERIOD ENDING 6/30/01	166.46-	
08/23/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K - MAIN TRANSFER FORFEITURE SUSPENSE FOR PERIOD ENDING 6/30/01	2.41-	
08/23/01	TRANSFER TO A/C # 62-0093-03 UTB P/S & 401K - FIXED TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	629.62-	
08/23/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K MAIN TRANSFER FORFEITURE SUSPENSE FOR PERIOD ENDING 6/30/01	379.20-	
08/23/01	TRANSFER TO A/C # 62-0093-03 UTB P/S & 401K - FIXED TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	62.70-	
08/23/01	TRANSFER TO A/C # 62-0093-05 UTB P/S & 401K - STOCK TRANSFER FOR INVESTMENT ELECTIONS FOR PERIOD ENDING 6/30/01	61.10-	
08/23/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K - MAIN TRANSFER FORFEITURE SUSPENSE FOR PERIOD ENDING 6/30/01	3.91-	



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- *TRANSFERS (CONTINUED)* --		
08/29/01	TRANSFER TO A/C # 62-0093-04 07/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	17,656.08-	
08/29/01	TRANSFER TO A/C # 62-0093-03 FIXED-07/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	30,716.40-	
08/29/01	TRANSFER TO A/C # 62-0093-06 GLOBAL-07/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	790.33-	
08/29/01	TRANSFER TO A/C # 62-0093-05 STOCK-07/01/01 INVESTMENT ELECTION TRANSFERS AS AUTHORIZED 8/28/01	7,167.37-	
12/04/01	TRANSFER TO A/C # 62-0093-03 N/O UTB P/S & 401K FIXED RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	8,946.23-	
12/04/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K MAIN ACCOUNT TRANSFER FORFEITURE SUSPENSE 9/30/01	7,740.34-	
12/04/01	TRANSFER TO A/C # 62-0093-04 N/O UTB P/S & 401K MMKT INTERFUND TRANSFER FOR 9/30/01 CONTRIBUTIONS	5.73-	
12/04/01	TRANSFER TO A/C # 62-0093-02 N/O UTB P/S & 401K EQUITY INTERFUND TRANSFER FOR 9/30/01 CONTRIBUTIONS	11.51-	
12/04/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K MAIN ACCOUNT TRANSFER FORFEITURE SUSPENSE 9/30/01	1,477.49-	
12/04/01	TRANSFER TO A/C # 62-0093-03 UTB P/S & 401K FIXED RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	2,521.40-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TRANSFERS (CONTINUED) --		
12/04/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K MAIN ACCOUNT TRANSFER FORFEITURE SUSPENSE 9/30/01	998.13-	
12/04/01	TRANSFER TO A/C # 62-0093-03 UTB P/S & 401K FIXED RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	294.33-	
12/04/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K MAIN ACCOUNT TRANSFER FORFEITURE SUSPENSE 9/30/01	74.49-	
12/04/01	TRANSFER TO A/C # 62-0093-03 UTB P/S & 401K FIXED RESIDUAL INVESTMENT ELECTION TRANSFER EFFECTIVE 7/1/01	550.50-	
12/04/01	TRANSFER TO A/C # 62-0093-00 UTB P/S & 401K MAIN ACCOUNT TRANSFER FORFEITURE SUSPENSE 9/30/01	1,671.19-	
12/10/01	PARTICIPANT INTERFUND TRANSFERS ELECTIONS FOR PERIOD ENDING 12/31/01	16,165.78-	
12/10/01	PARTICIPANT INTERFUND TRANSFERS ELECTIONS FOR PERIOD ENDING 12/31/01	3,044.73-	
	-- TOTAL TRANSFERS --	425,837.71-*	.00 *
	-- TOTAL DISTRIBUTIONS AND WITHDRAWALS --	942,673.20-*	18,507.52- *



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- FEES AND COMMISSIONS --		
09/13/01	PYMT FOR SECURITIES DELIVERED OUT FOR 1 NON PHYSICAL SECURITIES @ 5.00 EACH	5.00-	
	-- TOTAL FEES AND COMMISSIONS --	5.00-*	.00 *
	-- TAXES AND OTHER EXPENSES --		
05/18/01	TRANSFER TO A/C #99STAT-AX BETH HAMMER'S WITHHOLDING REVERSED 5/17/01 IN ERROR	406.12-	
05/18/01	TRANSFER TO A/C #99-FED-TAX BETH HAMMER'S WITHHOLDING - REVERSED IN ERROR 5/17/01	8,061.21-	
12/12/01	FEDERAL INCOME TAX WITHHELD TEJATTI BEDESSIE SOCIAL SECURITY 148-94-2484	20.12-	
12/12/01	FEDERAL INCOME TAX WITHHELD LYNN BROPHY SOCIAL SECURITY 154-56-2440	250.47-	
12/12/01	FEDERAL INCOME TAX WITHHELD NILANJANA RAY SOCIAL SECURITY 137-72-7664	39.77-	
12/12/01	FEDERAL INCOME TAX WITHHELD NILANJANA RAY SOCIAL SECURITY 137-72-7664	48.01-	
12/12/01	FEDERAL INCOME TAX WITHHELD NILANJANA RAY SOCIAL SECURITY 137-72-7664	31.56-	
12/12/01	FEDERAL INCOME TAX WITHHELD TEJATTI BEDESSIE SOCIAL SECURITY 148-94-2484	25.20-	
12/12/01	FEDERAL INCOME TAX WITHHELD NILANJANA RAY SOCIAL SECURITY 137-72-7664	27.41-	
	JANUS WORLDWIDE FUND #41		
01/03/01	FOREIGN TAX WITHHELD @ .0251 PER SH	77.24-	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TAXES AND OTHER EXPENSES (CONTINUED) --		
	NOKIA CORPORATION - SPON ADR		
04/11/01	FOREIGN TAX WITHHELD @ .0372 PER SH	40.94-	
04/11/01	FOREIGN TAX WITHHELD @ .0372 PER SH	186.08-	
	NORTEL NETWORKS CORPORATION		
01/02/01	FOREIGN TAX WITHHELD @ .0028 PER SH	4.21-	
01/02/01	FOREIGN TAX WITHHELD @ .0028 PER SH	12.62-	
04/02/01	FOREIGN TAX WITHHELD	4.21-	
04/02/01	FOREIGN TAX WITHHELD	12.62-	
	-- TOTAL TAXES AND OTHER EXPENSES --	9,247.79-*	.00 *
	-- TOTAL FEES AND EXPENSES --	9,252.79-*	.00 *

PURCHASES

DATE	DESCRIPTION	CASH	BOOK VALUE
	EMPLOYEE BENEFIT BOND FUND		
05/07/01	PURCHASED 04/30/01 370 UNITS	35,949.34-	35,949.34
08/06/01	PURCHASED 07/31/01 1,268 UNITS	124,999.34-	124,999.34
10/09/01	PURCHASED 09/30/01 703 UNITS	69,929.56-	69,929.56
11/06/01	PURCHASED 10/31/01 99 UNITS	9,912.06-	9,912.06
12/06/01	PURCHASED 11/30/01 201 UNITS	19,909.02-	19,909.02
12/06/01	PURCHASED 11/30/01 252 UNITS	24,960.56-	24,960.56
	AOL TIME WARNER INC COM		
05/30/01	PURCHASED 05/24/01 1,000 SHS @ 54.50	54,550.00-	54,550.00
08/30/01	PURCHASED 08/27/01 300 SHS @ 41.50	12,480.00-	12,480.00
11/19/01	PURCHASED 11/14/01 300 SHS @ 38.45	11,565.00-	11,565.00
12/03/01	PURCHASED 11/28/01 500 SHS @ 36.25	18,155.00-	18,155.00
	ALCOA INC		
11/27/01	PURCHASED 11/21/01 1,000 SHS @ 37.89	37,950.00-	37,950.00
	BANK OF AMERICA CORPORATION		
12/24/01	PURCHASED 12/19/01 200 SHS @ 62.85	12,585.00-	12,585.00
	BRISTOL MYERS SQUIBB DTD 09/28/01 5.75% DUE 10/01/2011 CALL @ MAKE WHOLE +20BP		
12/14/01	PURCHASED 12/11/01 50,000 P V @ 100.00	50,000.00-	50,000.00
	CARDINAL HEALTH INC		
08/30/01	PURCHASED 08/27/01 300 SHS @ 75.89	22,797.00-	22,797.00
09/12/01	PURCHASED 09/07/01 500 SHS @ 72.10	36,080.00-	36,080.00
11/27/01	PURCHASED 11/21/01 500 SHS @ 69.61	34,835.00-	34,835.00
	CENDANT CORPORATION		
08/30/01	PURCHASED 08/27/01 400 SHS @ 20.43	8,202.00-	8,202.00
09/12/01	PURCHASED 09/07/01 1,000 SHS @ 17.86	17,920.00-	17,920.00
10/30/01	PURCHASED 10/25/01 1,000 SHS @ 13.55	13,610.00-	13,610.00

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	CHEVRON TEXACO CORP COMM		
10/30/01	PURCHASED 10/25/01 1,115 SHS @ 85.35	95,232.15-	95,232.15
10/30/01	PURCHASED 10/25/01 500 SHS @ 85.35	42,705.00-	42,705.00
11/19/01	PURCHASED 11/14/01 269 SHS @ 87.13	23,467.97-	23,467.97
	CITIGROUP INC		
12/24/01	PURCHASED 12/19/01 277 SHS @ 48.95	13,575.77-	13,575.77
	DYNEGY INC		
05/30/01	PURCHASED 05/24/01 600 SHS @ 53.7566	32,283.96-	32,283.96
05/30/01	PURCHASED 05/24/01 1,500 SHS @ 53.7566	80,709.90-	80,709.90
	ELECTRONIC DATA SYSTEMS CORP NEW		
08/30/01	PURCHASED 08/27/01 300 SHS @ 62.05	18,645.00-	18,645.00
	FREDDIE MAC		
02/21/01	PURCHASED 02/15/01 600 SHS @ 65.15	39,126.00-	39,126.00
07/30/01	PURCHASED 07/25/01 500 SHS @ 67.13	33,595.00-	33,595.00
08/29/01	PURCHASED 08/24/01 600 SHS @ 64.82	38,928.00-	38,928.00
08/30/01	PURCHASED 08/27/01 300 SHS @ 65.15	19,575.00-	19,575.00
	GENERAL MOTORS ACCEPTANCE CORP DTD 03/02/01 7.25% DUE 03/02/2011		
03/02/01	PURCHASED 02/26/01 50,000 P V @ 99.51	49,755.00-	49,755.00
	GOLDMAN SACHS INTL EQTY INST FD 867		
04/27/01	PURCHASED 04/26/01 2,759.382 SHS @ 18.12	50,000.00-	50,000.00
10/01/01	PURCHASED 09/28/01 825.878 SHS @ 14.53	12,000.00-	12,000.00
	HOME DEPOT INC		
08/30/01	PURCHASED 08/27/01 200 SHS @ 49.44	9,918.00-	9,918.00

UNITEDTRUST
Trust and Investment Services Division
1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	HOUSEHOLD INTNL INC		
08/30/01	PURCHASED 08/27/01 500 SHS @ 62.40	31,230.00-	31,230.00
10/30/01	PURCHASED 10/25/01 300 SHS @ 55.02	16,536.00-	16,536.00
12/24/01	PURCHASED 12/19/01 300 SHS @ 56.00	16,818.00-	16,818.00
	IBM		
04/23/01	PURCHASED 04/18/01 300 SHS @ 106.20	31,875.00-	31,875.00
04/23/01	PURCHASED 04/18/01 500 SHS @ 106.20	53,125.00-	53,125.00
05/30/01	PURCHASED 05/24/01 100 SHS @ 119.27	11,933.00-	11,933.00
05/30/01	PURCHASED 05/24/01 200 SHS @ 119.27	23,866.00-	23,866.00
10/30/01	PURCHASED 10/25/01 200 SHS @ 108.05	21,630.00-	21,630.00
10/30/01	PURCHASED 10/25/01 100 SHS @ 108.05	10,815.00-	10,815.00
	INTERNATIONAL PAPER CO		
12/03/01	PURCHASED 11/28/01 500 SHS @ 40.00	20,030.00-	20,030.00
	JANUS WORLDWIDE FUND #41		
04/27/01	PURCHASED 04/26/01 985.028 SHS @ 50.76	50,000.00-	50,000.00
10/02/01	PURCHASED 09/28/01 308.96 SHS @ 38.84	12,000.00-	12,000.00
	JOHNSON & JOHNSON		
08/15/01	PURCHASED 08/10/01 2,000 SHS @ 54.9721	110,044.20-	110,044.20
08/29/01	PURCHASED 08/24/01 1,500 SHS @ 54.67	82,095.00-	82,095.00
08/30/01	PURCHASED 08/27/01 1,300 SHS @ 54.53	70,967.00-	70,967.00
	JUNIPER NETWORKS INCORPORATED		
04/23/01	PURCHASED 04/18/01 400 SHS @ 57.654	23,061.60-	23,061.60
04/23/01	PURCHASED 04/18/01 500 SHS @ 57.654	28,827.00-	28,827.00
05/30/01	PURCHASED 05/24/01 500 SHS @ 54.2825	27,141.25-	27,141.25

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	KOHLS CORPORATION		
08/30/01	PURCHASED 08/27/01 300 SHS @ 56.97	17,121.00-	17,121.00
10/30/01	PURCHASED 10/25/01 500 SHS @ 56.50	28,280.00-	28,280.00
	KROGER CO		
08/30/01	PURCHASED 08/27/01 300 SHS @ 26.75	8,055.00-	8,055.00
	MBNA CORP		
10/30/01	PURCHASED 10/25/01 200 SHS @ 29.10	5,850.00-	5,850.00
	MASCO CORP.		
08/30/01	PURCHASED 08/27/01 400 SHS @ 26.155	10,492.00-	10,492.00
	MICROSOFT CORP		
05/30/01	PURCHASED 05/24/01 100 SHS @ 71.3325	7,133.25-	7,133.25
05/30/01	PURCHASED 05/24/01 500 SHS @ 71.3325	35,666.25-	35,666.25
10/30/01	PURCHASED 10/25/01 200 SHS @ 60.6825	12,136.50-	12,136.50
10/30/01	PURCHASED 10/25/01 100 SHS @ 60.6825	6,068.25-	6,068.25
	ORACLE SYSTEMS CORP.		
02/21/01	PURCHASED 02/15/01 1,000 SHS @ 26.1875	26,187.50-	26,187.50
	PEPSICO INC		
08/30/01	PURCHASED 08/27/01 300 SHS @ 46.62	14,016.00-	14,016.00
10/30/01	PURCHASED 10/25/01 500 SHS @ 48.00	24,030.00-	24,030.00
	PHILIP MORRIS COMPANIES		
05/30/01	PURCHASED 05/24/01 1,000 SHS @ 50.50	50,560.00-	50,560.00
08/30/01	PURCHASED 08/27/01 300 SHS @ 47.29	14,217.00-	14,217.00
	SCHLUMBERGER LTD		
05/30/01	PURCHASED 05/24/01 500 SHS @ 63.84	31,950.00-	31,950.00

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	SPRINT CORP PCS COM SER 1		
08/30/01	PURCHASED 08/27/01 300 SHS @ 24.70	7,440.00-	7,440.00
	TARGET CORP		
08/30/01	PURCHASED 08/27/01 300 SHS @ 36.00	10,830.00-	10,830.00
	TENET HEALTHCARE CORP		
02/21/01	PURCHASED 02/15/01 700 SHS @ 45.4829	31,880.03-	31,880.03
04/23/01	PURCHASED 04/18/01 500 SHS @ 45 15	22,600.00-	22,600.00
04/23/01	PURCHASED 04/18/01 300 SHS @ 45.15	13,560.00-	13,560.00
05/30/01	PURCHASED 05/24/01 200 SHS @ 44.33	8,878.00-	8,878.00
08/30/01	PURCHASED 08/27/01 300 SHS @ 57.80	17,370.00-	17,370.00
09/12/01	PURCHASED 09/07/01 500 SHS @ 58.00	29,030.00-	29,030.00
10/03/01	PURCHASED 09/28/01 500 SHS @ 59.36	29,710.00-	29,710.00
10/30/01	PURCHASED 10/25/01 500 SHS @ 58.70	29,380.00-	29,380.00
	TEXACO INC		
02/21/01	PURCHASED 02/15/01 500 SHS @ 64.00	32,030.00-	32,030.00
08/30/01	PURCHASED 08/27/01 300 SHS @ 71.51	21,483.00-	21,483.00
	UNITED NATIONAL BANCORP		
01/10/01	PURCHASED 01/05/01 5,000 SHS @ 19.00	95,000.00-	95,000.00
05/18/01	PURCHASED 05/15/01 7,800 SHS @ 20.13	157,014.00-	157,014.00
08/03/01	PURCHASED 07/31/01 1,000 SHS @ 24.25	24,250.00-	24,250.00
10/09/01	PURCHASED 10/03/01 3,000 SHS @ 23.50	70,500.00-	70,500.00
10/30/01	PURCHASED 10/25/01 1,000 SHS @ 24.00	24,000.00-	24,000.00
11/30/01	PURCHASED 11/27/01 3,000 SHS @ 23.38	70,140.00-	70,140.00

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	UNITED TECHNOLOGIES CORP		
09/12/01	PURCHASED 09/07/01 1,000 SHS @ 66.12	66,180.00-	66,180.00
	UNITED HEALTH GROUP INC COM		
02/21/01	PURCHASED 02/15/01 700 SHS @ 57.00	39,942.00-	39,942.00
08/30/01	PURCHASED 08/27/01 500 SHS @ 68.30	34,180.00-	34,180.00
10/03/01	PURCHASED 09/28/01 300 SHS @ 66.13	19,869.00-	19,869.00
10/30/01	PURCHASED 10/25/01 500 SHS @ 66.48	33,270.00-	33,270.00
	WELLS FARGO & COMPANY (NEW)		
02/21/01	PURCHASED 02/15/01 1,000 SHS @ 49.81	49,870.00-	49,870.00
	NET CASH MANAGEMENT (326 TRANS)	2,853,429.32-	2,853,429.32
-- TOTAL PURCHASES --		5,901,497.78-*	5,901,497.78 *



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES

DATE	DESCRIPTION	CASH	BOOK VALUE
	AES CORPORATION		
10/01/01	SOLD 09/26/01 500 SHS @ 13.25	6,594.78	29,716.45-
10/03/01	SOLD 09/28/01 700 SHS @ 13.04	9,085.69	38,475.27-
10/30/01	SOLD 10/25/01 1,000 SHS @ 12.95	12,889.56	54,987.65-
11/09/01	SOLD 11/06/01 1,000 SHS @ 13.45	13,389.55	54,964.68-
11/19/01	SOLD 11/14/01 500 SHS @ 14.75	7,344.75	29,716.45-
	BROADCOM CORP		
02/26/01	SOLD 02/21/01 600 SHS @ 64.0212	38,411.44	39,075.00-
02/26/01	SOLD 02/21/01 1,500 SHS @ 64.0212	96,028.60	97,687.50-
	CHASE MANHATTAN CORP		
01/05/01	WITHDRAWAL OF 1,500.000 SHARES DUE TO SECURITY NAME CHANGE TO J P MORGAN CHASE & CO COM		71,341.35-
01/05/01	WITHDRAWAL OF 4,500.000 SHARES DUE TO SECURITY NAME CHANGE TO J P MORGAN CHASE & CO COM		202,211.30-
	CHEVRON TEXACO CORP COMM		
10/11/01	RECEIVED 231.000 SHARES DUE TO MERGER WITH TEXACO INC AT .7700000000 PER SHARE PAYABLE 10/11/01		21,483.00
10/11/01	RECEIVED 385.000 SHARES DUE TO MERGER WITH TEXACO INC AT .7700000000 PER SHARE PAYABLE 10/11/01		32,030.00
	CISCO SYSTEMS		
05/30/01	SOLD 05/24/01 1,800 SHS @ 22.3375	40,206.16	17,718.00-
05/30/01	SOLD 05/24/01 2,400 SHS @ 22.3375	53,608.21	42,595.59-
	DYNEGY INC		
11/09/01	SOLD 11/06/01 1,500 SHS @ 34.90	52,258.25	80,709.90-



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
11/27/01	SOLD 11/21/01 600 SHS @ 40.00	23,963.20	32,283.96-
	EMC CORP		
02/14/01	ADJUSTMENT TO COST BASIS DUE TO NON-TAXABLE DISTRIBUTION OF MCDATA CORPORATION-A		1,160.74-
02/14/01	ADJUSTMENT TO COST BASIS DUE TO NON-TAXABLE DISTRIBUTION OF MCDATA CORPORATION-A		2,014.22-
05/30/01	SOLD 05/24/01 500 SHS @ 37.85	18,899.37	7,405.92-
09/12/01	SOLD 09/07/01 1,300 SHS @ 13.74	17,783.40	22,065.55-
	ENRON CORP		
09/12/01	SOLD 09/07/01 1,000 SHS @ 31.15	31,088.96	81,380.60-
10/01/01	SOLD 09/26/01 500 SHS @ 25.70	12,819.57	41,966.00-
10/30/01	SOLD 10/25/01 1,000 SHS @ 16.40	16,339.45	81,380.60-
11/09/01	SOLD 11/06/01 1,000 SHS @ 9.97	9,909.66	61,060.00-
11/13/01	SOLD 11/07/01 300 SHS @ 9.19	2,738.91	25,179.60-
	EXXON MOBIL CORP		
07/18/01	RECD 1,000 SHS AS 100 % STK SPLT		
09/12/01	SOLD 09/07/01 1,000 SHS @ 41.02	40,958.63	43,405.00-
10/30/01	SOLD 10/25/01 1,000 SHS @ 39.30	39,238.68	43,405.00-
	J P MORGAN CHASE & CO COM		
01/05/01	RECEIVED 1,500.000 SHARES DUE TO SECURITY NAME CHANGE FROM CHASE MANHATTAN CORP AT 1.0000000000 PER SHARE PAYABLE 01/05/01		71,341.35
01/05/01	RECEIVED 4,500.000 SHARES DUE TO SECURITY NAME CHANGE FROM CHASE MANHATTAN CORP AT 1.0000000000 PER SHARE PAYABLE 01/05/01		202,211.30
05/30/01	SOLD 05/24/01 500 SHS @ 49.60	24,774.17	23,780.45-

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
05/30/01	SOLD 05/24/01 1,500 SHS @ 49.60	74,322.52	69,005.39-
08/30/01	SOLD 08/27/01 300 SHS @ 40.65	12,164.59	14,268.27-
10/30/01	SOLD 10/25/01 3,000 SHS @ 36.15	108,266.38	133,205.91-
11/19/01	SOLD 11/14/01 700 SHS @ 39.22	27,411.08	33,292.63-
	KROGER CO		
12/14/01	SOLD 12/11/01 300 SHS @ 20.02	5,990.80	8,055.00-
	MCDATA CORPORATION-A		
02/14/01	RECEIVED 128.824 SHARES AS NON-TAXABLE DISTRIBUTION FROM EMC CORP AT .0368069000 PER SHARE PAYABLE 02/14/01		1,160.74
02/14/01	RECEIVED 195.077 SHARES AS NON-TAXABLE DISTRIBUTION FROM EMC CORP AT .0368069000 PER SHARE PAYABLE 02/14/01		2,014.22
02/27/01	SOLD 02/22/01 .824 SHS @ 19.562484	16.12	7.42-
02/27/01	SOLD 02/22/01 .077 SHS @ 19.562484	1.51	.80-
03/01/01	SOLD 02/26/01 128 SHS @ 19.7344	2,525.92	1,153.32-
03/01/01	SOLD 02/26/01 195 SHS @ 19.7344	3,848.08	2,013.42-
	MEDTRONIC, INC		
07/13/01	SOLD 07/10/01 1,500 SHS @ 46.90	70,257.65	35,209.87-
08/29/01	SOLD 08/24/01 2,000 SHS @ 46.59	93,056.89	46,946.50-
	MERCK & CO INC		
08/15/01	SOLD 08/10/01 500 SHS @ 69.23	34,583.84	27,570.65-
	NOKIA CORPORATION - SPON ADR		
07/30/01	SOLD 07/25/01 600 SHS @ 19.18	11,471.61	12,442.50-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
07/30/01	SOLD 07/25/01 2,000 SHS @ 19.18	38,238.72	75,531.03-
08/30/01	SOLD 08/27/01 500 SHS @ 17.73	8,834.70	10,368.75-
09/12/01	SOLD 09/07/01 3,000 SHS @ 12.8013	38,422.61	94,691.37-
	NORTEL NETWORKS CORPORATION		
03/27/01	SOLD 03/22/01 1,500 SHS @ 16.40	24,524.18	90,370.95-
05/30/01	SOLD 05/24/01 4,500 SHS @ 14.95	67,047.75	238,002.55-
	ORACLE SYSTEMS CORP.		
09/12/01	SOLD 09/07/01 1,000 SHS @ 10.8575	10,857.13	26,187.50-
	PFIZER INC		
07/30/01	SOLD 07/25/01 1,000 SHS @ 39.91	39,848.66	45,499.82-
11/27/01	SOLD 11/21/01 1,000 SHS @ 43.62	43,558.54	43,674.55-
	PHARMACIA CORP COM		
07/30/01	SOLD 07/25/01 1,000 SHS @ 41.804	41,742.60	55,759.07-
08/15/01	SOLD 08/10/01 1,700 SHS @ 44.8068	76,067.02	94,790.43-
	PHILIP MORRIS COMPANIES		
12/03/01	SOLD 11/28/01 500 SHS @ 44.90	22,419.25	25,280.00-
	PROVIDIAN FINL CORP COM		
08/29/01	SOLD 08/24/01 400 SHS @ 40.60	16,209.45	19,530.00-
	SCHERING PLOUGH CORP		
07/13/01	SOLD 07/10/01 1,000 SHS @ 36.88	36,818.77	37,247.50-
	SCHLUMBERGER LTD		
07/11/01	SOLD 07/06/01 500 SHS @ 54.60	27,269.09	31,950.00-

UNITEDTRUST
Trust and Investment Services Division
1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	SOLECTRON CORP		
03/27/01	SOLD 03/22/01 500 SHS @ 19.02	9,484.68	17,308.63-
	SUN MICROSYSTEM INC		
02/26/01	SOLD 02/21/01 1,000 SHS @ 19.625	19,624.34	61,437.50-
	TEXACO INC		
10/11/01	WITHDRAWAL OF 300.000 SHARES DUE TO MERGER WITH CHEVRON TEXACO CORP COMM		21,483.00-
10/11/01	WITHDRAWAL OF 500.000 SHARES DUE TO MERGER WITH CHEVRON TEXACO CORP COMM		32,030.00-
	TEXAS INSTRS INC		
02/26/01	SOLD 02/21/01 500 SHS @ 34.23	17,084.43	31,717.50-
03/05/01	SOLD 02/28/01 600 SHS @ 30.40	18,209.39	26,099.25-
	UNION PAC CORP NTS DTD 09/01/93 6.00% DUE 09/01/2003 CALLABLE 9/01/00 AT PAR		
08/01/01	CALLED 100,000 @ 1.00 PAY 8/1/01	100,000.00	99,635.00-
	US TREAS NTS DTD 08/15/91 7.875% DUE 08/15/2001		
08/15/01	25,000 PV MATURED	25,000.00	24,889.25-
	WELLS FARGO & COMPANY (NEW)		
10/30/01	SOLD 10/25/01 1,000 SHS @ 40.30	40,238.65	49,870.00-
	NET CASH MANAGEMENT (128 TRANS)	2,911,746.74	2,911,746.74-
	-- TOTAL SALES AND CAPITAL CHANGES --	4,645,294.68 *	5,443,718.24- *



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

RELATED ACCOUNT SUMMARY

ACCOUNT	SHORT TITLE	INCOME CASH	PRINCIPAL CASH	INVESTMENTS
62-0093-00	TUA/IM UNTD NAT'L BANK P/S & 401(K)			1,829,740.71
62-0093-02	TUA/IM UNB P/S & 401(K) EQUITY FUND			3,123,892.69
62-0093-03	TUA/IM UNB P/S & 401(K) FIXED FUND			977,977.97
62-0093-04	TUA/IM UNB P/S & 401(K) MONEY MKT FD			500,211.41
62-0093-05	TUA/IM UNB P/S & 401(K) UNB STOCK FD			2,732,041.73
62-0093-06	TUA/IM UNB P/S & 401(K) GLOBAL ASSET			507,737.34



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

Tr U/A UnitedTrust Bank Profit Sharing and 401(k) Plan

The foregoing report for 2001 hereby accepted and approved.

UNITEDTRUST BANK
PROFIT SHARING PLAN COMMITTEE



Thomas C. Gregor, Chairman



Date

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2001

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

INDEX

* * *


J.H.COHN
LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
United Trust

We have audited the accompanying statements of assets and liabilities of the EMPLOYEE BENEFIT BOND FUND and EMPLOYEE BENEFIT EQUITY FUND of UNITED TRUST as of December 31, 2001, including the schedules of investments as of December 31, 2001, and the related statements of operations, changes in net assets and distributions for the year then ended. These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements based on the audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United States of America require that premiums and discounts on debt securities be amortized or accreted using the interest method. As discussed in Note 2, the Employee Benefit Bond Fund does not record such amortization, instead treating the amortization as change in unrealized gain or loss on securities.

In our opinion, except for the effects of not amortizing or accreting premiums and discounts on debt securities, as described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefit Bond Fund and Employee Benefit Equity Fund of United Trust as of December 31, 2001, and their results of operations and changes in net assets for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Roseland, New Jersey
January 4, 2002



EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2001

ASSETS	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Investments in securities, at value (cost $8,095,594 and $9,692,647)	$8,264,770	$11,146,638
Cash and cash equivalents	513,654	605,274
Due from broker		1,537,208
Accrued interest and dividends receivable	159,569	13,675
Total assets	8,937,993	13,302,795
LIABILITIES		
Income distribution payable	48,932	14,663
Due to broker		507,789
Accrued expenses	13	503
Total liabilities	48,945	522,955
Net assets	$8,889,048	$12,779,840
Net asset value per unit	$97.9877	$376.8197
Units outstanding	90,716	33,915

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT BOND FUND
DECEMBER 31, 2001

	Principal Amount	Cost	Value
Debt securities (89.6%*):			
Capital goods and construction (3.0%*):			
Deere, 7.85%, due 5/15/10	$150,000	$ 149,930	$ 163,440
Ingersoll-Rand, 6.51%, due 12/1/04	100,000	100,000	104,358
Totals		249,930	267,798
Consumer staple (8.4%*):			
Anheuser-Busch, 5.125%, due 10/1/08	50,000	49,300	49,452
Dole Food, 7%, due 5/15/03	300,000	294,750	306,633
General Foods, 7%, due 6/15/11	100,000	99,265	96,080
Philip Morris:			
7.125%, due 8/15/02	75,000	74,782	76,829
7.125%, due 10/1/04	100,000	100,000	106,721
RJ Reynolds Tobacco, 8.75%, due 8/15/05	100,000	97,500	107,940
Totals		715,597	743,655
Healthcare (2.9%*):			
Bristol Myers Squibb, 5.75%, due 10/1/11	100,000	99,924	99,057
Johnson & Johnson, 7.375%, due 6/29/02	100,000	100,500	102,617
Merck, 5.25%, due 7/1/06	50,000	49,600	50,798
Totals		250,024	252,472
Interest sensitive - financial (53.5%*):			
Allstate, 7.875%, due 5/1/05	100,000	100,000	108,952
Bank One, 6%, due 8/1/08	50,000	50,000	50,160
BankAmerica, 7.2%, due 4/15/06	250,000	239,092	268,283
BankAmerica Trust, 8.125%, due 2/1/02	100,000	99,375	100,436
BankBoston:			
6.5%, due 12/19/07	50,000	50,000	51,467
6.375%, due 3/25/08	50,000	50,068	50,434
Bear Stearns:			
6.625%, due 10/1/04	100,000	100,000	104,957
6.25%, due 7/15/05	100,000	100,350	102,919
Chubb, 6%, due 11/15/11	100,000	100,150	98,242
CIT Group:			
7.125%, due 10/15/04	100,000	98,765	105,838
7.625%, due 8/16/05	50,000	50,334	53,725
Citigroup:			
7.25%, due 8/15/05	50,000	49,202	53,246
6.375%, due 11/15/08	50,000	50,000	50,778
6.2%, due 3/15/09	150,000	151,660	151,749
CNA Financial, 6.6%, due 12/15/08	150,000	150,350	119,696
Credit Suisse First Boston, 6.125%, due 11/15/01	150,000	149,441	146,402
First Bank Systems, 8%, due 7/2/04	100,000	103,000	108,372

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT BOND FUND
DECEMBER 31, 2001

	Principal Amount	Cost	Value
Debt securities (89.6%*) (continued):			
Interest sensitive - financial (53.6%*) (concluded):			
First Union:			
6.625%, due 7/15/05	$100,000	$ 100,000	$ 105,522
6.40%, due 4/1/08	100,000	99,500	101,686
Ford Motor Credit:			
5.75%, due 2/23/04	50,000	49,864	50,817
6.25%, due 12/8/05	100,000	100,995	99,416
6.875%, due 2/1/06	50,000	50,073	50,072
6.375%, due 11/5/08	100,000	97,458	94,548
General Electric Capital:			
5.35%, due 3/30/06	50,000	50,204	50,849
6.5%, due 7/18/16	50,000	50,000	49,932
General Motors Acceptance:			
6.15%, due 4/5/07	100,000	99,253	98,504
7%, due 9/15/02	100,000	96,272	102,620
7.75%, due 1/19/10	100,000	99,876	102,793
6.875%, due 9/15/11	100,000	97,416	97,956
7%, due 7/15/13, callable 7/15/03	100,000	99,500	97,265
Household Finance, 7%, due 8/1/03	100,000	100,000	105,292
JP Morgan Chase:			
6%, due 12/15/09	50,000	49,378	49,801
7.875%, due 7/15/06	250,000	254,370	274,707
5.625%, due 8/15/06	50,000	50,182	50,785
8%, due 2/22/10	50,000	50,000	52,535
8%, due 8/18/15	50,000	50,000	52,955
Lehman Bros.:			
7.25%, due 10/15/03	100,000	100,000	106,211
6.625%, due 2/5/06	100,000	100,000	103,673
8.25%, due 6/15/07	100,000	100,000	110,154
Merrill Lynch:			
5.46%, due 5/7/04	100,000	100,000	103,074
6%, due 2/17/09	200,000	198,785	199,164
Morgan Stanley Dean Witter, 6.10%, due 4/15/06	50,000	50,000	51,526
PPG Industries, 6.75%, due 8/15/04	150,000	150,000	157,723
Salomon Smith Barney Holdings:			
6.5%, due 2/15/08	50,000	49,980	51,855
7.25%, due 6/29/09	100,000	100,000	102,696
8%, due 2/11/10	100,000	100,000	104,960
Sears, Roebuck Acceptance, 6.9%, due 8/1/03	100,000	100,250	104,400
Texaco Capital, 5.7%, due 12/1/08	50,000	49,700	49,997
Toyota Motor Credit, 4.05%, due 11/30/04	100,000	100,177	98,971
Totals		4,635,020	4,758,119

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT BOND FUND
DECEMBER 31, 2001

	Principal Amount	Cost	Value
Debt securities (89.6%*) (concluded):			
Interest sensitive - utilities (3.4%*):			
Citizens Utilities, 7.6%, due 6/1/06	$100,000	$ 100,000	$ 103,634
Halliburton, 5.625%, due 12/1/08	50,000	49,845	44,051
Public Service Electric & Gas, 7.19%, due 9/6/02	100,000	100,000	102,980
Questar Pipeline, 6%, due 10/6/08	50,000	49,425	48,905
Totals		299,270	299,570
Leisure and services (1.1%*):			
Paramount Communications, 7.5%, due 1/15/02	100,000	101,139	100,157
Miscellaneous and diversified (2.3%*):			
Alltel, 7.25%, due 4/1/04	100,000	97,000	105,027
Hanson Overseas, 7.375%, due 1/15/03	100,000	99,500	103,060
Totals		196,500	208,087
Retailing (1.5%*):			
GAP, 6.9%, due 9/15/07	100,000	94,235	81,245
Wal-Mart Stores, 4.375%, due 8/1/03	50,000	50,235	50,869
Totals		144,470	132,114
Technology (9.1%*):			
Avnet, 7.875%, due 2/15/05	100,000	99,533	100,843
Compaq Computer, 7.25%, due 3/15/04	150,000	152,053	154,943
Computer Sciences, 6.25%, due 3/15/09	200,000	200,000	198,572
Motorola:			
6.75%, due 2/1/06	150,000	151,500	150,024
7.6%, due 1/1/07	200,000	200,000	198,674
Totals		803,086	803,056
Telecommunications (3.5%*):			
Southern New England Telecom, 7%, due 8/15/05	150,000	149,477	159,032
WorldCom, 8%, due 5/15/06	50,000	49,629	53,224
Verizon New England Telephone, 6.5%, due 9/15/11	100,000	101,097	101,669
Totals		300,203	313,925
Transportation (.9%*):			
United Air Lines:			
6.201%, due 9/1/08	50,000	50,284	42,546
6.602%, due 9/1/13	50,000	50,419	40,438
Totals		100,703	82,984
Total debt securities		7,795,942	7,961,937

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT BOND FUND
DECEMBER 31, 2001

	Principal Amount	Cost	Value
U.S. Government and agency obligations (3.4%*):			
Federal Home Loan Bank:			
6.37%, due 8/8/11	$ 50,000	$ 50,000	$ 51,110
6.135%, due 9/12/11	100,000	100,000	101,063
Federal Home Loan Mortgage Corp., 6.5%, due 8/24/16	50,000	50,000	49,542
Federal National Mortgage Association, 6.94%, due 3/19/07; callable 3/19/02 @ 100	100,000	99,652	101,118
Totals		299,652	302,833
Totals (93.0%*)		$8,095,594	$8,264,770

* Percent of net assets.

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT EQUITY FUND
DECEMBER 31, 2001

	Number of Shares	Cost	Value
Common stocks:			
Basic materials (.3%*):			
International Paper	1,000	$ 40,950	$ 40,350
Capital goods and construction (6.3%*):			
General Electric	19,000	513,533	761,520
duPont E.I. deNemours	1,000	43,190	42,510
Totals		556,723	804,030
Consumer staple (3.2%*):			
Masco	2,000	51,720	49,000
Pepsico	4,000	194,829	194,760
Philip Morris	3,500	167,920	160,475
Totals		414,469	404,235
Energy (2.5%*):			
BP Amoco	1,000	46,830	46,510
Chevron Texaco	3,100	272,284	277,791
Totals		319,114	324,301
Healthcare (16.4%*):			
Cardinal Health	3,000	211,240	193,980
Johnson & Johnson	7,500	402,689	443,250
Pfizer	13,000	446,678	518,050
Tenet Healthcare	10,000	439,560	587,200
United Health Group	5,000	305,253	353,850
Totals		1,805,420	2,096,330
Interest sensitive - financial (18.7%*):			
American International Group	9,000	251,940	714,600
Cendant	5,000	91,307	98,050
Citigroup	16,000	553,065	807,680
Freddie Mac	4,000	254,210	261,600
Household International	4,000	236,492	231,760
MBNA	7,000	155,873	246,400
Washington Mutual	1,000	35,570	32,700
Totals		1,578,457	2,392,790
International sensitive - utilities (1.6%*):			
AES	4,000	160,933	65,400
TXU	3,000	144,480	141,450
Totals		305,413	206,850

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT EQUITY FUND
DECEMBER 31, 2001

	Number of Shares	Cost	Value
Common stocks (concluded):			
Miscellaneous diversified (2.6%*):			
Alcoa	3,000	$ 116,115	$ 106,650
AOL Time Warner	6,000	279,442	192,600
eBay	500	34,040	33,450
Totals		429,597	332,700
Miscellaneous manufacturing (5.5%*):			
Tyco International	12,000	442,273	706,800
Retailing (10.0%*):			
Avon Products	1,000	46,410	46,500
Home Depot	12,200	362,352	622,322
Kohl's	2,000	110,910	140,880
Target	11,300	288,011	463,865
Totals		807,683	1,273,567
Technology (20.1%*):			
Cisco Systems	19,000	214,436	344,090
Electronic Data Systems	2,000	116,488	137,100
General Dynamics	500	39,685	39,820
International Business Machines	3,000	331,830	362,880
Juniper Networks	3,000	169,591	56,850
Lockheed Martin	1,000	46,988	46,670
Microsoft	7,900	577,257	523,375
Network Appliance	26,000	501,868	568,620
Nokia	5,000	181,710	122,650
Sprint PCS	2,000	57,100	48,820
Veritas Software	7,000	755,595	313,810
Totals		2,992,548	2,564,685
Totals (87.2%*)		$9,692,647	$11,146,638

* Percent of net assets.

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Investment income and expenses:		
Interest and dividends	$516,034	$ 133,175
Less audit expense	700	2,275
Net investment income	515,334	130,900
Realized and unrealized gain (loss) on investments:		
Net realized loss from investment transactions	(17,744)	(2,487,101)
Net unrealized appreciation (depreciation) of investments:		
Net unrealized appreciation, beginning of year	24,329	5,760,429
Net unrealized appreciation, end of year	169,176	1,453,991
Net unrealized appreciation (depreciation)	144,847	(4,306,438)
Net realized and unrealized gain (loss) on investments	127,103	(6,793,539)
Net increase (decrease) in net assets from operations	$642,437	$(6,662,639)

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 2001

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Increase (decrease) in net assets from operations:		
Net investment income	$ 515,334	$ 130,900
Net realized loss from investment transactions	(17,744)	(2,487,101)
Net unrealized appreciation (depreciation) of investments	144,847	(4,306,438)
Net increase (decrease) in net assets from operations	642,437	(6,662,639)
Distributions to unitholders from net investment income	(515,334)	(130,900)
Increase (decrease) from unit transactions:		
Amount received to admit 22,977 and 6,509 units	2,268,617	2,879,992
Amount paid to redeem 7,504 and 7,710 units	(727,972)	(3,615,813)
Net increase (decrease) in net assets from unit transactions	1,540,645	(735,821)
Increase (decrease) in net assets	1,667,748	(7,529,360)
Net assets, beginning of year	7,221,300	20,309,200
Net assets, end of year	$8,889,048	$12,779,840

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF DISTRIBUTIONS
YEAR ENDED DECEMBER 31, 2001

	Employee Benefit Bond Fund		Employee Benefit Equity Fund	
	Per Unit	Amount	Per Unit	Amount
Month ended:				
January 31	$ .6387	$ 45,444	$ .2463	$ 8,152
February 28	.5380	38,932	.3206	10,783
March 31	.5217	37,422	.4401	14,863
April 30	.5367	41,206	.3419	11,632
May 31	.5919	45,979	.4213	14,452
June 30	.5003	39,375	.1560	5,301
July 31	.5827	45,947	.2362	8,019
August 31	.5428	43,698	.5264	17,724
September 30	.4718	38,754	.2829	9,793
October 31	.5180	42,960	.1026	3,522
November 30	.5198	46,685	.3471	11,996
December 31	.5394	48,932	.4323	14,663
Totals	$6.5018	$515,334	$3.8537	$130,900

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

The Employee Benefit Funds (the "Funds") were organized pursuant to the Master Plan for Exempt Collective Investments Funds of United Trust, formerly United National Bank, in October 1985. The Funds are comprised of the Employee Benefit Bond Fund and Employee Benefit Equity Fund. United Trust is the trustee (the "Trustee") and the administrator of the Funds.

The Funds provide common trust funds exclusively for the collective investment and reinvestment of contributions by the Trustee (or its affiliates) as an administrator or trustee of accounts under Section 501 of the Internal Revenue Code. The Funds are also maintained in conformity with the rules and regulations for common trust funds of the Comptroller of the Currency, and any other applicable laws of the United States and the State of New Jersey.

The investment policy of the Employee Benefit Bond Fund is to select securities with the primary emphasis on current income while preserving principal values. The assets of the fund may be invested by the Trustee in corporate preferred stocks, bonds or other obligations yielding a definite income return, including convertible securities. Assets may be temporarily invested in commercial paper, certificates of deposit, short-term United States Government obligations or other similar short-term taxable cash equivalents.

The investment policy of the Employee Benefit Equity Fund is to select securities for capital appreciation. The assets of this fund may be invested by the Trustee in common or other capital stocks or securities convertible into common or other classes of capital stock. Assets may be temporarily invested in commercial paper, certificates of deposit and short-term United States Government obligations or other similar short-term cash equivalents.

The Trustee is entitled to reimbursement for any reasonable expense it incurs in administering the Funds. However, the Trustee has elected to charge the Funds for the cost of the annual audit and to absorb all other costs of administration.

Note 2 - Significant accounting policies:

Securities transactions and investment income:

Securities transactions are recorded on the trade date (the date purchased or sold). Gains and losses are based on the specific identification method. Interest income is accounted for on the accrual basis; dividend income is recorded on the ex-dividend date.

Note 2 - Significant accounting policies (continued):

Valuation of investments:

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the last business day of the year or any other valuation date. Securities traded in the over-the-counter market, and listed securities for which no sale was reported, are stated at the mean between the last available bid and asked prices or on the basis of quotes obtained from one or more brokers and dealers. If quotes cannot be obtained readily, the value of the security is estimated through matrix pricing, which takes into consideration such factors as coupon interest rates, maturity, credit rating, market indices and other market data as they relate to the security being valued and to similar securities for which quoted prices are available. Other investments are stated at cost plus accrued interest or amortized cost, which approximates market.

In accordance with the Master Plan and Plan of Operation, the Employee Benefit Bond Fund (the "Bond Fund") does not amortize premiums paid or accrete discounts received upon the purchase of debt securities. Accounting principles generally accepted in the United States of America require that premiums and discounts on debt securities be amortized or accreted using the interest method. Any change in book value of the investments as a result of amortizing premiums or accreting discounts would increase or decrease interest income and simultaneously increase or decrease unrealized gain or loss on securities. There is no impact on the Bond Fund's change in net assets or net asset value as a result of not adopting this method of accounting for premiums and discounts.

Cash and cash equivalents:

Investments in money market funds are classified as cash equivalents. The Funds maintain cash and cash equivalents in bank deposit and other accounts the balances of which, at times, may exceed Federally insured limits.

Income taxes:

Each fund is administered on a basis that makes it exempt from Federal income tax and New Jersey income tax. All of the income or losses of each fund is reportable on the tax returns of its unitholders.

Valuation of units:

Net asset value per unit is determined at the end of each month by dividing each fund's net assets by the total number of units outstanding. The total number of units outstanding is adjusted at the beginning of each month based on requests for admissions and withdrawals of units received before the beginning of the month. Units are admitted or withdrawn based on the net asset value per unit at the end of the preceding month, and amounts due in connection with admissions and withdrawals are settled during the first ten business days of the month.

Note 2 - Significant accounting policies (concluded):

Distributions to participants:

Each fund is required to distribute during the first ten days of each month its net investment income (generally accrual basis income derived from interest and dividends net of expenses) for the preceding month. Accordingly, distributions are recognized as of the end of the month for which income is being distributed. Net realized gains from investment transactions are generally retained and reinvested by the Funds.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Financial highlights:

Financial highlights consist of the following:

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Per share operating performance:		
Net asset value, beginning of year	$95.97	$ 578.35
Income (loss) from investment operations:		
Net investment income	6.50	3.85
Net realized and unrealized gain (loss) on investment transactions	2.02	(201.53)
Total from investment operations	8.52	(197.68)
Less distributions	(6.50)	(3.85)
Net asset value, end of year	$97.99	$ 376.82
Total return	8.88%	(34.18)%
Ratio to average net assets:		
Expenses	.01%	.02%
Net investment income	6.74%	.92%

* * *


J.H. COHN
LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York. NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors
United Trust

Our audits of the financial statements of the EMPLOYEE BENEFIT BOND FUND and EMPLOYEE BENEFIT EQUITY FUND of UNITED TRUST were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of investments purchased, investments sold or redeemed, investment changes other than purchases and sales and net asset value per unit that follow are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
January 4, 2002



EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS PURCHASED
YEAR ENDED DECEMBER 31, 2001

	Principal Amount or Number of Shares	Cost
Employee Benefit Bond Fund:		
Anheuser-Busch, 5.125%, due 10/1/08	$ 50,000	$ 49,300
BankBoston:		
6.5%, due 12/19/07	50,000	50,000
6.375%, due 3/25/08	50,000	50,068
Bank One, 6%, due 8/1/08	50,000	50,000
Banker's Trust, 7%, due 12/4/12	50,000	50,000
Bear Stearns, 6.25%, due 7/15/05	100,000	100,350
Bristol Myers Squibb, 5.75%, due 10/1/11	100,000	99,924
Chase Manhattan, 6%, due 12/15/09	50,000	49,378
Chubb, 6%, due 11/15/11	100,000	100,150
Citicorp, 6.375%, due 11/15/08	50,000	50,000
Citigroup, 6.2%, due 3/15/09	150,000	151,660
Computer Sciences, 6.25%, due 3/15/09	200,000	200,000
Credit Suisse First Boston, 6.125%, due 11/15/01	150,000	149,441
Federal Home Loan Bank:		
6.37%, due 8/8/11	50,000	50,000
6.135%, due 9/12/11	100,000	100,000
Federal Home Loan Mortgage Corp., 6.5%, due 8/24/16	50,000	50,000
First Union, 6.40%, due 4/1/08	100,000	99,500
Ford Motor Credit:		
5.75%, due 2/23/04	50,000	49,864
6.25%, due 12/8/05	100,000	100,995
6.875%, due 2/1/06	50,000	50,073
6.375%, due 11/5/08	100,000	97,458
General Electric Capital:		
5.35%, due 3/30/06	50,000	50,204
6.5%, due 7/18/16	50,000	50,000
General Foods, 7%, due 6/15/11	100,000	99,265
General Motors Acceptance:		
6.15%, due 4/5/07	100,000	99,253
6.875%, due 9/15/11	100,000	97,416
7%, due 7/15/13	100,000	99,500
Halliburton, 5.625%, due 12/1/08	50,000	49,845
JP Morgan Chase, 5.625%, due 8/15/06	50,000	50,182
Merck, 5.25%, due 7/1/06	50,000	49,600

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS PURCHASED
YEAR ENDED DECEMBER 31, 2001

	Principal Amount or Number of Shares	Cost
Employee Benefit Bond Fund (concluded):		
Merrill Lynch:		
5.46%, due 5/7/04	$100,000	$ 100,000
6%, due 2/17/09	200,000	198,785
Morgan Stanley Dean Witter, 6.10%, due 4/15/06	50,000	50,000
Motorola:		
6.75%, due 2/1/06	50,000	49,790
6.75%, due 2/1/06	150,000	151,500
7.6%, due 1/1/07	200,000	200,000
PPG Industries, 6.75%, due 8/15/04	150,000	150,000
Questar Pipeline, 6%, due 10/6/08	50,000	49,425
Salomon Smith Barney Holdings, 6.5%, due 2/15/08	50,000	49,980
Texaco Capital:		
6.25%, due 1/28/08	100,000	98,905
5.7%, due 12/1/08	50,000	49,700
Toyota Motor Credit, 4.05%, due 11/30/04	100,000	100,177
United Air Lines:		
6.201%, due 9/1/08	50,000	50,284
6.602%, due 9/1/13	50,000	50,419
Verizon New England Telephone, 6.5%, due 9/15/11	100,000	101,097
Wal-Mart Stores, 4.375%, due 8/1/03	50,000	50,235
Total		$3,893,723

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS PURCHASED
YEAR ENDED DECEMBER 31, 2001

	Principal Amount or Number of Shares	Cost
Employee Benefit Equity Fund:		
Avon Products	1,000	$ 46,410
Alcoa	3,000	116,115
AOL Time Warner	6,000	279,442
BP Amoco	1,000	46,830
Cardinal Healthcare	3,000	211,240
Cendant	5,000	91,307
Chevron Texaco	2,330	202,274
Colgate-Palmolive	2,000	103,718
Dow Chemical	1,000	35,220
duPont E.I. deNemours	1,000	43,190
Dynegy	6,000	308,110
Ebay	500	34,040
Electronic Data Systems	2,000	116,487
Exxon Mobil	1,000	88,030
Freddie Mac	4,000	254,210
General Dynamics	500	39,685
Home Depot	200	10,022
Household International	4,000	236,492
International Business Machines	3,000	331,830
International Paper	1,000	40,950
Johnson & Johnson	7,500	402,689
Juniper Networks	3,000	169,591
Kohl's	2,000	110,910
Kroger	2,000	53,520
Lockheed Martin	1,000	46,988
Masco	2,000	51,720
MBNA	1,000	32,240
Microsoft	7,900	577,257
Pepsico	4,000	194,829
Philip Morris	3,500	167,920
Schlumberger	2,000	125,700
Sprint PCS	2,000	57,100
Target	300	10,983
Tenet Healthcare	9,000	398,750
Texaco	1,000	70,010
TXU	3,000	144,480
United Healthcare	3,000	190,068
Washington Mutual	1,000	35,570
Wells Fargo	2,000	95,162
Total		$5,571,089

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS SOLD OR REDEEMED
YEAR ENDED DECEMBER 31, 2001

	Principal Amount or Number of Shares	Cost	Proceeds	Net Realized Gain (Loss)
Employee Benefit Bond Fund:				
AT&T, 5.625%, due 3/15/04	$ 50,000	$ 49,875	$ 48,315	$ (1,560)
Banker's Trust, 7%, due 12/04/12	50,000	50,000	50,000	
Citicorp, 7.5%, due 8/25/10	150,000	149,625	150,000	375
Colgate-Palmolive, 7%, due 12/14/04	150,000	150,000	150,000	
Federal Agriculture Mortgage Corporation, 7.53%, due 7/27/09	250,000	250,000	250,000	
Federal Home Loan Bank:				
7.08%, due 7/21/06	100,000	100,000	100,000	
6.5%, due 9/17/08	100,000	100,000	100,000	
7.01%, due 5/13/14	300,000	300,000	300,000	
7.03%, due 5/27/14	200,000	199,500	200,000	500
Federal Home Loan Mortgage Corp., 8.54%, due 8/26/08	100,000	100,000	100,000	
Federal National Mortgage Association, 7.15%, due 6/15/09, callable 6/15/01 @ 100	150,000	150,000	150,000	
Ford Motor, 9%, due 9/15/01	50,000	50,000	50,000	
General Electric Capital Corp., 7%, due 6/29/09	200,000	200,000	200,000	
International Business Machines:				
6.25%, due 9/15/08	100,000	100,000	95,548	(4,452)
6.5%, due 5/18/09	100,000	100,000	100,000	
Merrill Lynch, 5.5%, due 2/12/03	100,000	100,000	97,130	(2,870)
Motorola, 6.75%, due 2/1/06	50,000	49,790	48,000	(1,790)
Sears Roebuck, 5.65%, due 1/23/03	100,000	100,000	97,600	(2,400)
TCW/DW Term Trust 2002	153,075	153,075	146,433	(6,642)
Texaco Capital, 6.25%, due 1/28/08	100,000	98,905	100,000	1,095
Totals		$2,550,770	$2,533,026	$(17,744)

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS SOLD OR REDEEMED
YEAR ENDED DECEMBER 31, 2001

	Principal Amount or Number of Shares	Cost	Proceeds	Net Realized Gain (Loss)
Employee Benefit Equity Fund:				
AES	12,500	$ 717,713	$ 173,047	$ (544,666)
American International Group	4,000	290,612	321,690	31,078
Broadcom	3,000	427,032	192,058	(234,974)
Cisco Systems	11,000	144,490	295,027	150,537
Citigroup	3,000	143,559	142,676	(883)
Colgate-Palmolive	2,000	103,718	108,883	5,165
Dow Chemical	1,000	35,220	33,969	(1,251)
Dynegy	6,000	308,111	224,933	(83,178)
EMC	24,000	422,621	367,860	(54,761)
Enron	15,000	814,179	277,766	(536,413)
Exxon Mobil	2,000	88,030	77,336	(10,694)
Home Depot	3,000	118,482	122,815	4,333
JP Morgan Chase	17,000	651,010	749,391	98,381
Kroger	2,000	53,520	39,939	(13,581)
McData	883	9,462	17,433	7,971
Medtronic	12,000	376,219	571,181	194,962
Merck and Co.	10,000	525,951	603,437	77,486
Network Appliance	2,000	129,437	45,921	(83,516)
Nokia	5,000	210,009	77,046	(132,963)
Nortel Networks	14,000	808,515	222,543	(585,972)
Pfizer	7,000	311,121	283,742	(27,379)
Pharmacia	7,000	397,289	308,830	(88,459)
SBC Communication	1,500	81,278	63,283	(17,995)
Schlumberger	2,000	125,700	103,476	(22,224)
Solectron	15,000	564,022	432,586	(131,436)
Sun Microsystems	9,000	490,187	156,440	(333,747)
Target	3,000	102,526	101,816	(710)
Tenet Healthcare	2,000	81,620	117,390	35,770
Texas Instruments	6,000	376,806	182,095	(194,711)
U.S. Bancorp	1,000	23,435	22,569	(866)
United Technologies	5,000	274,663	324,940	50,277
Vitesse Semiconductor	1,000	75,938	43,937	(32,001)
Wells Fargo	2,000	95,162	84,481	(10,681)
Totals		$9,377,637	$6,890,536	$(2,487,101)

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENT CHANGES OTHER THAN PURCHASES AND SALES
YEAR ENDED DECEMBER 31, 2001

	Number of Shares	Description
Stock distributions:		
Employee Benefit Equity Fund:		
McData	883	Received .0369 shares of McData for each share of EMC (basis adjustment of $9,462)
Stock splits:		
Employee Benefit Equity Fund:		
Exxon Mobil	1,000	2-1 split
Name change:		
Employee Benefit Bond Fund and Employee Benefit Equity Fund:		
Chase Manhattan to JP Morgan Chase		
Employee Benefit Equity Fund:		
Firstar to U.S. Bancorp		
Stock exchange:		
Employee Benefit Equity Fund:		
Chevron Texaco	770	Received .77 shares of Chevron Texaco for each share of Texaco

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULES OF NET ASSET VALUE PER UNIT
YEAR ENDED DECEMBER 31, 2001

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Month ended:		
January 31	$96.8903	$580.0321
February 28	97.4291	469.7604
March 31	97.7011	412.9871
April 30	97.1604	452.2590
May 31	97.3850	440.3449
June 30	97.2505	422.1755
July 31	98.5799	404.0741
August 31	98.9068	368.5051
September 30	99.4731	326.0893
October 31	100.1218	340.8944
November 30	99.0498	371.5698
December 31	97.9877	376.8197

See Report of Independent Public Accountants on Supplementary Information.

UNITEDTRUST BANK
PROFIT SHARING AND 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2001 AND 2000

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN

TABLE OF CONTENTS

MAX BUSSEL AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
2700 SOUTH CLINTON AVENUE
SOUTH PLAINFIELD, N. J. 07080-1428

TEL: (908) 753-1717
FAX: (908) 753-0095
EMAIL: maxbussel@aol.com

ALBERT S. MEVORAH, C. P. A.
KALMAN SZABO, C. P. A.
JAY A. MEVORAH, C. P. A.
CARL A. ALSTON, C. P. A.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
COMMONWEALTH OF MASSACHUSETTS BOARD OF ACCOUNTANCY
STATE OF CONNECTICUT BOARD OF ACCOUNTANCY

INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of
UnitedTrust Bank
Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN, as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, acquired and disposed of within the plan year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MAX BUSSEL AND COMPANY

South Plainfield, New Jersey
June 10, 2002

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Investments, at fair value		
Interest-bearing cash	$ 896,456	$ 954,773
U.S. government securities	-0-	25,336
Corporate bonds and debentures	617,914	607,630
Common stock	4,645,837	6,510,773
UnitedTrust Bank common stock	3,860,760	2,704,561
Registered investment companies	360,496	322,922
Common trust funds	969,000	671,427
Total investments	11,350,463	11,797,422
Receivables:		
Employer's contribution	266,820	512
Participant's contribution	-0-	-0-
Other	-0-	-0-
Total receivables	266,820	512
Net assets available for benefits	$ 11,617,283	$ 11,797,934

See accompanying notes to the financial statements.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

Additions	
Additions to net assets attributed to:	
Investment income	
Net depreciation in fair value of investments	$(1,611,881)
Interest	44,049
Dividends	209,295
	(1,358,537)
Contributions:	
Participant	1,005,069
Employer	595,661
Rollovers	125,193
	1,725,923
Total additions	367,386
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	547,771
Miscellaneous taxes	266
Total deductions	548,037
Net decrease	(180,651)
Net assets available for benefits:	
Beginning of year	11,797,934
End of year	$ 11,617,283

See accompanying notes to the financial statements.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A- Description of Plan

The following description of the UnitedTrust Bank Profit Sharing and 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. *The Company contributes 50 percent of the first 5 percent of base compensation that a participant contributes* to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. For December 31, 2001, the Company contributed an additional 50 percent of the first 5 percent of base compensation that each participant contributed to the Plan. For December 31, 2000, the Company did not make an additional contribution. For December 31, 2001, all employer contributions were made to the participant directed investment funds. Contributions are subject to certain limitations. The Plan still permits a profit sharing contribution, but it is expected that allocated profits will go toward increasing the matching contribution rather than a profit-sharing contribution.

3. Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of *(a)* the Company's contribution and *(b)* Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A- Description of Plan (continued)

5. Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of first five investment options.

Equity Fund - An equity fund invested in, but not limited to, common trust funds, mutual funds, common stock, preferred stock, corporate bonds, government bonds, notes or bills and money market funds.

Money Market Fund - A fund invested in money market funds (high quality, short term fixed income securities).

Fixed Income Fund - A fund invested in high quality fixed income securities, such as, but not limited to, common trust funds, corporate bonds, government bonds, notes or bills, savings certificates and money market funds.

UTB Stock Fund - This fund will hold one-half of the participants' matching contribution and any additional matching contribution or the participants' contribution that the participants chose to invest. This fund will credit the participants with actual Company shares and dividends will be used to purchase additional shares, which will then be added to the participants' account.

Global Asset Fund - This fund will be invested in mutual funds which invest in equities, fixed income securities and other asset classes of issuers both within and outside of the United States. Funds in this category seek total return by investing in varying combinations of these securities. These funds may have a significant portion of assets in foreign securities.

Profit Sharing Fund - This fund will hold the old Profit Sharing accounts and any new Profit Sharing Contribution. It will continue to be invested by UNB's Trust Department.

Investment earnings are credited to the participants' accounts quarterly. Contributions are assumed to be added to the participants' accounts every two weeks, except for the profit sharing contribution which is added to each account as of December 31st. Disbursements are considered to have been made as of the date of payment based on the value of the participants' accounts on the last day of the preceding quarter. Participants may change their investment options quarterly.

6. Payment of Benefits

On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance.

7. Forfeited Accounts

At December 31, 2001, forfeited nonvested accounts totaled $63,821. These accounts will be used to reduce the additional match elected by the plan sponsor for 2001.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B- Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common trust funds are valued at the net asset value of shares held by the Plan at year end. Many factors are considered in arriving at fair value. In general, corporate bonds are valued on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

NOTE C- Related Party Transactions

Certain Plan investments are units in UnitedTrust Bank's Common Trust Funds and UnitedTrust Bank's common stock. During 2001, the Plan received $120,507 in common stock dividends.

NOTE D- Interest-Bearing Cash

The Plan maintains its cash in a Money Market Fund which at times may exceed federally insured limits. The Plan has not experienced any losses in such accounts. The Plan believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE E- Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE F- Tax Status

The Plan obtained its latest determination letter on November 27, 1995, in which the Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended several times since receiving the determination letter. As a result, the employer and sponsor, UnitedTrust Bank, has amended the Plan by restating in its entirety in order to comply with the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, Uniform Services Employment and Reemployment Rights Act of 1994, the General Agreement on Tariffs and Trade of 1994, the Consolidated Appropriations Act for FY 2001, and a good faith compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and other various regulations applicable to employee retirement plans. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan's financial statements.

NOTE G- Investments

The Plan's investments are held in a bank-administered trust fund. The following table presents investments that represent 5 percent or more of the Plan's net assets:

	2001	2000
Prime Obligations fund, 896,456 and 954,773 shares, respectively	$ 896,456	$ 954,773
UnitedTrust Bancorp Employee Benefit Bond Fund, 9,889 and 6,996 shares, respectively	969,000	671,427
UnitedTrust Bancorp common stock, 160,798 and 140,958 shares, respectively	3,860,760	2,704,561
Network Appliance, Inc., common stock, 9,400 and 9,400 shares, respectively	205,578	603,367
Cisco Systems, Inc. common stock, 8,000 and12,200 shares, respectively	144,880	466,650

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $1,611,881 as follows:

Investments at Fair Value as Determined by Quoted Market Price:	
Registered investment companies	$(86,426)
Interest-bearing cash	-0-
U. S. government securities	(336)
Common stock	(2,335,188)
UTB common stock	737,245
	(1,684,705)
Investments at Estimated Fair Value:	
Corporate bonds an debentures	10,529
Common trust fund	62,295
	72,824
Net depreciation in fair value	$ (1,611,881)

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE H - Plan Administration Costs

Administration costs incurred by the plan have been absorbed by the Plan's sponsor.

NOTE I - Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2001	December 31, 2000
Net assets		
Interest-bearing cash	$ 4,895	$ 196,951
U.S. government securities	-0-	25,336
Corporate bonds	617,914	607,630
Common stock	1,366,992	1,858,631
UTB common stock	25,451	20,338
	$ 2,015,252	$ 2,708,886

	Year Ended December 31, 2001
Changes in net assets	
Dividends	$ 9,718
Interest	44,049
Net depreciation	(670,571)
Forfeiture allocation	56,818
Benefits paid to participants	(133,648)
	$ (693,634)

NOTE J - Reconciliation of Financial Statements to Schedule H of Form 5500

At December 31, 2000, the Plan had $25,601 of pending distributions to participants. The amount was recorded as a liability in the Plan's Form 5500, however, the amount was not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, ITEM 4i
EIN 22-1622175 PLAN NO. 002
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Inv. Incl. Mat. Date, Rate of Int., Collateral	No. of Units	(d) Cost	(e) Current Value
	Bristol Myers Squibb	Bond 5.750%, 10/01/11	50,000	50,000	49,529
	Consolidated Ed New York	Bond 8.125%, 05/01/10	50,000	49,917	54,769
	Corestates Capital Corp	Bond 5.875%, 10/15/03	50,000	49,500	51,845
	General Motors Acceptance Corp	Bond 7.250%, 03/02/11	50,000	49,755	50,205
	Mercantile Bank St. Louis	Bond 6.375%, 01/15/04	100,000	101,641	104,707
	Orange & Rockland Utilities	Bond 7.500%, 06/15/10	100,000	99,500	101,783
	US Cellular Corp	Bond 7.250%, 08/15/07	200,000	194,000	205,076
	Total Corporate Bonds and Debentures			594,313	617,914
*	United National Bancorp	United National Bancorp Employee Ben Bond Fd	9,889	944,574	969,000
	Total Common Trust Funds			$ 944,574	$ 969,000

* Represents a Party in Interest

See auditor's report.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, ITEM 4i
EIN 22-1622175 PLAN NO. 002
DECEMBER 31, 2001

(a)	(b)	(c)		(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Inv. Incl. Mat. Date, Rate of Int., Collateral	No. of Shares	Cost	Current Value
	Alcoa, Inc.	Common Stock	1,000	$ 37,950	$ 35,550
	American Intl Group, Inc.		3,750	263,726	297,750
	AOL Time Warner Inc.		2,100	96,750	67,410
	Bank of America Corporation		200	12,585	12,590
	Cardinal Health Inc		1,300	93,712	84,058
	Cendant Corporation		2,400	39,732	47,064
	Chevron Texaco Corp		2,500	214,918	224,025
	Cisco Systems		8,000	99,778	144,880
	Citigroup Inc		6,710	267,551	338,721
	Electronic Data Systems Corp		300	18,645	20,565
	EMC Corp		7,000	112,330	94,080
	Freddie Mac		2,000	131,224	130,800
	General Electric Co		7,000	99,639	280,560
	Home Depot Inc		4,200	65,896	214,242
	Household Intl Inc		1,100	64,584	63,734
	IBM		1,400	153,244	169,344
	International Paper Co		500	20,030	20,175
	Johnson & Johnson		4,800	263,106	283,680
	Juniper Networks Incorporated		1,400	79,030	26,530
	Kohls Corporation		800	45,401	56,352
	Masco Corp		400	10,492	9,800
	MBNA Corp		3,500	75,595	123,200
	Merck & Co Inc		3,100	188,818	182,280
	Microsoft Corp		1,400	75,659	92,750
	Network Appliances Inc		9,400	174,217	205,578
	Pepsico Inc		800	38,046	38,952
	Pfizer Inc		6,000	259,041	239,100
	Philip Morris Companies		800	39,497	36,680
	Sprint Corp PCS		300	7,440	7,323
	Sun Microsystem Inc		1,000	61,438	12,300
	Target Corp		5,300	122,766	217,565
	Tenet Healthcare Corp		3,500	182,408	205,520
	Tyco International Ltd		6,000	212,514	353,400
	United Health Group Inc		2,000	127,261	141,540
	United Technologies Corp		1,000	66,180	64,630
	Veritas Software Corp		2,300	252,106	103,109
	Total Common Stock			$ 4,073,309	$ 4,645,837

See auditor's report.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, ITEM 4i
EIN 22-1622175 PLAN NO. 002
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Inv. Incl. Mat. Date, Rate of Int., Collateral	No. of Shares	(d) Cost	(e) Current Value
*	United National Bancorp	Common Stock	160,798	$ 2,705,487	$ 3,860,760
	Total Common Stock - United National Bancorp			2,705,487	3,860,760
	Goldman Sachs	International Equity	10,997	252,000	169,022
	Janus Worldwide Fund #41	Janus Worldwide Fund	4,368	205,465	191,474
	Total Registered Investment Companies			457,465	360,496
	Federated Investors	Prime Obligations Fund	896,456	896,456	896,456
	Total Interest-bearing cash			896,456	896,456
	Total Investments			**$ 9,671,604**	**$ 11,350,463**

* Represents a Party in Interest

See auditor's report.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
SCHEDULE OF ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
FORM 5500, SCHEDULE H, ITEM 4i
EIN 22-1622175 PLAN NO. 002
DECEMBER 31, 2001

(a) Identity of Issuer, Borrower, Lessor or Similar Party	(b) Description of Inv. Incl. Mat. Date, Rate of Int., Collateral	(c) Cost of Acquisitions	(d) Proceeds of Acquisitions
Dynegy Inc	Common Stock	$ 112,994	$ 76,221
Kroger Co		8,055	5,991
Oracle Systems Corp		26,188	10,857
Schlumberger Ltd		31,950	27,269
Wells Fargo & Company		49,870	40,239

See auditor's report.

UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500, SCHEDULE H, ITEM 4j
EIN 22-1622175 PLAN NO. 002
FOR THE YEAR ENDED DECEMBER 31, 2001

Transactions involving an amount in excess of 5% of current value of plan assets at the beginning of 2001 are as follows:

		Purchase		Sales			
Identity of Party Involved	Description of Asset	Purchase Price	Current Value of Asset on Trans. Date	Selling Price	Cost of Assets	Current Value of Asset on Trans. Date	Net Gain or (Loss)
Federated Investors	Prime Obligations Fund	$ 2,853,429	$ 2,853,429				
Federated Investors	Prime Obligations Fund			$ 2,911,747	$2,911,747	$ 2,911,747	$ -0-

See auditor's report.